AR/S
12/31/01

2001 Annual Report



ProxyMed®

Where Healthcare Connects™

PROXYMED, INC.
2555 DAVIE ROAD, SUITE 110
FORT LAUDERDALE, FLORIDA 33317
(954) 473-1001

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MAY 22, 2002

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of ProxyMed, Inc., a Florida corporation (the "Company"), will be held on Wednesday, May 22, 2002, at 9 o'clock a.m., Eastern Daylight Time, at the Renaissance Fort Lauderdale Hotel, 1617 S.E. 17th Street, Fort Lauderdale, Florida 33316, for the following purposes, all of which are set forth more completely in the accompanying Proxy Statement:

(1) The election of 7 persons to the Board of Directors to serve until the next Annual Meeting of Shareholders or until election and qualification of their respective successors;

(2) To approve the Company's 2002 Stock Option Plan;

(3) To ratify and approve the issuance of shares of common stock upon the exercise of warrants issued in connection with a private placement of the Company's common stock; and

(4) To transact such other business as may properly come before the meeting.

Pursuant to the Company's Bylaws, the Board of Directors has fixed the close of business on March 27, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting.

The Annual Meeting may be postponed or adjourned from time to time without any notice other than by announcement at the meeting of any postponements or adjournments thereof, and any and all business for which notice is hereby given may be transacted at any such postponed or adjourned meeting.

A FORM OF PROXY AND THE ANNUAL REPORT OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 ARE ENCLOSED. IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU PLAN TO BE PRESENT IN PERSON AT THE ANNUAL MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.

BY ORDER OF THE
BOARD OF DIRECTORS

Rafael G. Rodriguez, Secretary

April 22, 2002
Fort Lauderdale, Florida

PROXYMED, INC.
2555 DAVIE ROAD, SUITE 110
FORT LAUDERDALE, FLORIDA 33317
(954) 473-1001

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors of ProxyMed, Inc., a Florida corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held on Wednesday, May 22, 2002, at 9 o'clock a.m., Eastern Daylight Time, at the Renaissance Fort Lauderdale Hotel, 1617 S.E. 17th Street, Fort Lauderdale, Florida 33316. The approximate date on which this statement and the enclosed proxy was sent to shareholders is April 22, 2002. The form of proxy provides a space for you to record your vote for any proposal. You are urged to indicate your vote on each matter in the space provided; any item not voted upon by you will be voted by the persons named in the proxies at the meeting (i) FOR the election of 7 persons to the Board of Directors as set forth below; (ii) FOR approval of the Company's 2002 Stock Option Plan; (iii) FOR ratifying and approving the issuance of shares of common stock upon the exercise of warrants issued in connection with a private placement of the Company's common stock; and (iv) in their discretion, upon such other business as may properly come before the meeting. Whether or not you plan to attend the meeting, please fill in, sign and return your proxy card to the transfer agent in the enclosed envelope, which requires no postage if mailed in the United States.

The cost of this proxy solicitation will be borne by the Company. Solicitations of proxies by mail may be supplemented by telephone, telegram, facsimile, personal or electronic solicitation by directors, officers or regular employees of the Company. No additional compensation will be paid to such persons for such activities.

Only shareholders of record at the close of business on March 27, 2002 ("Record Date"), are entitled to notice of and to vote at the Annual Meeting. At the Record Date for the meeting, the Company had issued 5,141,818 shares of common stock and had 20,000 voting shares of common stock represented by Series C 7% Convertible Preferred Stock. In the event that there are not sufficient votes for approval of any of the matters to be voted upon at the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies. The quorum necessary to conduct business at the Annual Meeting consists of a majority of the outstanding shares of common stock. The approval of the proposals covered by this Proxy Statement will require an affirmative vote of the holders of a majority of the shares of common stock voting in person or by proxy at the Annual Meeting, with the exception of the election of directors, each of whom is elected by a plurality.

All shares of common stock that are represented at the Annual Meeting by properly executed proxies received prior to or at the Annual Meeting and not revoked will be voted at the Annual Meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted for approval of each matter voted upon. Abstentions or broker non-votes are counted as shares present in the determination of whether shares of common stock represented at the meeting constitute a quorum. Abstentions and broker non-votes are tabulated separately. Since only a plurality is required for the election of directors, abstentions or broker non-votes will have no effect on the election of directors (except for purposes of determining whether a quorum is present at the Annual Meeting). As to other matters to be acted upon at the Annual Meeting, abstentions are treated as AGAINST votes, whereas broker non-votes are not counted for the purpose of determining whether the proposal has been approved.

A SHAREHOLDER WHO SUBMITS A PROXY ON THE ACCOMPANYING FORM HAS THE POWER TO REVOKE IT AT ANY TIME PRIOR TO ITS USE BY DELIVERING A WRITTEN NOTICE TO THE SECRETARY OF THE COMPANY, BY EXECUTING A LATER-DATED PROXY OR BY ATTENDING THE MEETING AND VOTING IN PERSON. UNLESS AUTHORITY IS WITHHELD, PROXIES WHICH ARE PROPERLY EXECUTED WILL BE VOTED FOR THE PURPOSES SET FORTH THEREON.

DIRECTORS AND EXECUTIVE OFFICERS

The Company's directors and executive officers are as follows:

Name	Age	Position
Edwin M. Cooperman (1)(2)	58	Director
Gerald B. Cramer (1)(2)	71	Director
Michael S. Falk	40	Director
John Paul Guinan	41	Executive Vice President - Prescription Services
Nancy J. Ham	40	President and Chief Operating Officer
Lonnie W. Hardin	47	Senior Vice President – Payer Services
A. Thomas Hardy	48	Senior Vice President - Laboratory Services and President - Key Communications Service, Inc.
Thomas E. Hodapp (2)	42	Director
Michael K. Hoover	46	Chairman of the Board and Chief Executive Officer
Braden R. Kelly	31	Director
Rafael G. Rodriguez	33	Vice President, In-House Counsel and Secretary
Judson E. Schmid	40	Chief Financial Officer, Executive Vice President and Treasurer
Eugene R. Terry (1)	63	Director
Timothy J. Tolan	43	Senior Vice President – Business Development

(1) Member of the Audit Committee, the Chairman of which is Mr. Terry.
(2) Member of the Compensation Committee, the Chairman of which is Mr. Cooperman.

Edwin M. Cooperman has served as a director of ProxyMed since July 2000. He is a principal of T.C. Solutions, a privately-held investment and financial services consulting firm. Previously, Mr. Cooperman was Chairman of the Travelers Bank Group and Executive Vice President, Travelers Group, where he was responsible for strategic marketing, the integration of Travelers brands and products, joint and cross marketing efforts and corporate identity strategies, as well as expanding the Travelers Bank Group's credit card run in portfolios. After joining Travelers in 1991, Mr. Cooperman became Chairman and CEO of Primerica Financial Services Group, which comprises Primerica Financial Services, Benefit Life Insurance Company and Primerica Financial Services Canada. Previous to this, Mr. Cooperman served at American Express where he became Chairman and Co-Chief Executive of Travel Related Services, North America. Mr. Cooperman is also a director of US Wireless Data, Inc. and Grannum Value Mutual Fund.

Gerald B. Cramer has served as a director of ProxyMed since July 2000. He co-founded of the investment firm of Cramer, Rosenthal & McGlynn, LLC in 1973, and currently serves as Chairman. Prior to that, Mr. Cramer was a senior partner at Oppenheimer & Company. He earned a BS from Syracuse University and attended the University of Pennsylvania Wharton School of Finance. He serves on the Board of Trustees at Syracuse University and on its Investment Committee.

Michael S. Falk has served as a director of ProxyMed since July 2000. Mr. Falk co-founded Commonwealth Associates L.P. in 1988, and in 1995 he became Chairman, Chief Executive Officer, and President. He is also a director of eB2B.com, Inc., FutureLink, Inc., Intelispan, Inc., and US Tec, Inc. and US Wireless Data, Inc. Mr. Falk is a graduate of the Stanford University Executive Program for Smaller Companies, and holds a Bachelor's degree with honors in Economics from Queens College.

John Paul Guinan joined ProxyMed in June 1995 and currently serves as Executive Vice President-Prescription Services. Mr. Guinan served as President and a director of ProxyMed between June 1995 and December 1999. He was also its Chief Operating Officer from August 1996 to January 1998. He was an Executive Vice President of ProxyMed from July 1993 until June 1995. From March 1993 to June 1993, Mr. Guinan was the Chief Executive Officer and co-founder of ProxyScript, Inc., which ProxyMed acquired in June 1993. From 1989 until April 1993, Mr. Guinan founded and developed two companies: The Desktop Professionals, Inc., a company which supplied automation systems to South Florida professional offices; and POSitive Thinking, Inc., a software development company which specialized in point-of-sale systems.

Nancy J. Ham joined ProxyMed in October 2000 and currently serves as President and Chief Operating Officer. Prior to joining ProxyMed in October 2000, Ms. Ham served as General Manager, Institutional and Connectivity Services of Healtheon/WebMD Corporation from June 1999 to March 2000. She originally joined Healtheon in May 1998 with its acquisition of ActaMed Corporation, where she had served with Mr. Hoover as Chief Financial Officer and Senior Vice President, Business Development. Upon the merger with Healtheon, she was named Vice President, Lab/Pharma, and upon Healtheon's merger with WebMD Corporation, became General Manager. Before joining ActaMed in 1993, Ms. Ham was a Director, Corporate Finance at Equifax, Inc. from 1992-1993, and prior to that spent five years with GE Capital's Corporate Finance Group. Ms. Ham has a B.A. from Duke University and a Masters in International Business Studies from the University of South Carolina.

Lonnie W. Hardin joined ProxyMed in November 1997 in connection with its acquisition of US Healthdata Interchange, Inc. ("USHDI"), and since October 2000 has been serving as Senior Vice President of Payer Services and from November 1997 to October 2000 as the Senior Vice President of Field Claims Operations. Prior to joining ProxyMed, Mr. Hardin was employed by USHDI from 1991 through 1997, during which time he held the positions of Vice President - Sales/Marketing and General Manager.

A. Thomas Hardy joined ProxyMed in December 1998 in conjunction with ProxyMed's acquisition of Key Communications Service, Inc. and since January 2000, has served as President and Chief Operating Officer of Key Communications. From October 2000 Mr. Hardy has also served as Senior Vice President of Laboratory Services of ProxyMed. Mr. Hardy joined Key Communications in 1995 where he served as Key Communications' Executive Vice President and Chief Financial Officer. Mr. Hardy is a certified public accountant and has a BBA in Business from Georgia College & State University and a MBA degree from the University of Arkansas.

Thomas E. Hodapp has served as a director of ProxyMed since July 2000. In 1999, Mr. Hodapp founded Access Capital Management, a private banking and management firm dedicated to providing financial and strategic advisory services to select, early stage private healthcare and information technology companies. From 1992 to 1998, Mr. Hodapp was a Managing Director for Robertson Stephens & Company, LLC, a leading international investment banking firm, overseeing the firm's Healthcare Managed Care Research Group, with a focus on the managed care, practice management and healthcare information services industries. From 1988 to 1992, he was with Montgomery Medical Ventures, a venture firm focused on the biotechnology, medical device and healthcare service fields. MMV I and II actively managed long-term investments in over 40 early stage companies, many of which the firm was involved in co-founding. Prior to that, Mr. Hodapp researched the healthcare industry as an industry analyst with Goldman, Sachs & Company, S.G. Warburg Securities and Volpe & Covington. Additionally, Mr. Hodapp has been published in a number of major financial and healthcare industry journals and publications, was a two-time selection to the Wall Street Journal Research Analyst All-Star Team, and is a frequent speaker at national healthcare investment and strategy forums.

Michael K. Hoover was appointed Chairman of the Board and Chief Executive Officer of ProxyMed in July 2000. He served as President and Director of Healtheon/WebMD Corporation after Healtheon acquired ActaMed Corporation, an eHealth information systems and transaction company similar to ProxyMed in May 1998. Mr. Hoover co-founded ActaMed in May 1992 and served as its President from its inception to May 1998, and as its President and Chief Executive Officer from December 1995 to May 1998. From 1989 to 1992, Mr. Hoover served as the Executive Director of Financial Services of the MicroBilt Division of First Financial Management Corporation. Prior to that, he founded FormMaker Software Corporation, a producer of electronic forms automation systems, and served as its Chief Executive Officer from 1982 to 1988.

Braden R. Kelly was appointed director of ProxyMed in April 2002. Mr. Kelly is a Managing Member of General Atlantic Partners, LLC, a private equity investment firm focused exclusively on information technology, communications and media investments on a global basis. Mr. Kelly has been with General Atlantic since 1995. Mr. Kelly has extensive experience with applications and services companies and has specific expertise working with healthcare related information technology companies and is a director of Eclipsys Corporation, HEALTHvision, Inc. Predictive Systems, Inc. and Tickets.com, Inc. Prior to joining General Atlantic in 1995, Mr. Kelly was a member of the Mergers, Acquisitions, and Restructurings Department at Morgan Stanley & Co. He graduated with highest honors from the University of Notre Dame with a Bachelors of Business Administration degree in Finance and Business Economics.

Rafael G. Rodriguez re-joined ProxyMed in January 2002 and currently serves as Vice President, In-House Counsel and Secretary. Mr. Rodriguez was Associate Counsel of ProxyMed from June 1997 to February 1999. Between February 1999 to April 2001, he served as Counsel to Milgo Solutions, LLC, (now NextiraOne), a Platinum Equity portfolio company. Prior to first joining ProxyMed in 1997, Mr. Rodriguez was Associate Counsel for GMIS, a McKesson HBOC, Inc. company. Mr. Rodriguez graduated from the University of Pennsylvania School of Law in 1994, and he is admitted to practice law in the states of Pennsylvania, New Jersey and Florida.

Judson E. Schmid currently serves as Executive Vice President, Chief Financial Officer and Treasurer of ProxyMed. From April 1996 to October 2000, he was ProxyMed's Vice President - Corporate Finance and Corporate Controller. From August 1994 to September 1995, Mr. Schmid was the Corporate Controller for CardioLife Corporation, a privately-held medical provider of transtelephonic cardiac monitoring services. From September 1990 to August 1994, he was the Corporate Controller of Sports-Tech International, Inc., a publicly-held developer and supplier of computer controlled video editing systems for the sports industry. From September 1985 to September 1990, he worked as an Audit Supervisor for two public accounting firms, including KPMG. Mr. Schmid is a certified public accountant.

Eugene R. Terry has been a director of ProxyMed since August 1995. Mr. Terry is a pharmacist and is a principal of T.C. Solutions, a privately-held investment and financial services consulting firm. Until 2001, Mr. Terry was a director on the board of In-Home Health, a home health care company acquired by Manor Care, Inc. In 1980, Mr. Terry founded Bloodline, Inc., a New Jersey-based company engaged in the blood services business and served as Chairman of Bloodline until December 2000. In 1971, Mr. Terry founded Home Nutritional Support, Inc. ("HNSI"), one of the first companies established in the home infusion industry. In 1984, HNSI was sold to Healthdyne, Inc. HNSI was later sold to the W.R. Grace Group. From 1975 to 1984, Mr. Terry was also founder and Chief Executive Officer of Paramedical Specialties, Inc., a respiratory and durable medical equipment company, which was also sold to Healthdyne, Inc. Currently, Mr. Terry serves as a consultant to Gender Sciences, Inc. a Nasdaq nutraceuticals company located in New Jersey.

Timothy J. Tolan was appointed Senior Vice President of Business Development in January 2001. Before joining ProxyMed, Mr. Tolan was Vice President of Sales for ePhysician, Inc from May 2000 until his appointment at ProxyMed. He was Vice President of Sales – Lab/PBM for Healtheon/WebMD Corporation from August 1998 through May 2000. Prior to Healtheon/WebMD, Mr. Tolan also held the position of Vice President of Sales – Eastern Region for CITATION Computer Systems, a laboratory information system company. Prior to CITATION, Mr. Tolan spent twelve years in the physician practice management market.

STOCK OWNERSHIP

The following table sets forth information to our knowledge or as reported to us regarding the beneficial ownership of our common stock as of April 8, 2002, with respect to (i) each person known to us to be the beneficial owner of more than 5% of our common stock, including exercisable options and warrants; (ii) each director; (iii) each executive officer named in the Summary Compensation Table; and (iv) all of our directors and officers as a group. Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission, or SEC.

Name and Address (1)	# of Shares (2)	% of Class
Edwin M. Cooperman (3)	5,508	*
Gerald B. Cramer (4)	105,581	1.6%
Michael S. Falk (5)	125,763	1.9%
John Paul Guinan (6)	9,695	*
Nancy J. Ham (7)	21,014	*
Lonnie W. Hardin (8)	7,024	*
A. Thomas Hardy (9)	64,714	1.0%
Thomas E. Hodapp (10)	6,978	*
Michael K. Hoover (11)	256,333	3.8%
Braden R. Kelly (12)	1,569,366	23.4%
Frank M. Puthoff (13)	19,740	*
Judson E. Schmid (14)	5,804	*
Eugene R. Terry (15)	10,111	*
Timothy J. Tolan (16)	16,231	*
General Atlantic Partners, LLC (12) Three Pickwick Plaza Greenwich, CT 06830	1,569,366	23.4%
All directors and officers as a group (21 persons) (17)	2,229,084	32.1%

*Less than 1%

(1) The address for each person, unless otherwise noted, is 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317-7424.

(2) In accordance with Rule 13d-3 of the Exchange Act, shares that are not outstanding, but that are subject to options, warrants, rights or conversion privileges exercisable within 60 days from April 8, 2002, have been deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the individual having such right, but have not been deemed outstanding for the purpose of computing the percentage for any other person.

(3) Includes 450 shares held of record and 5,058 shares issuable upon the exercise of currently exercisable stock options.

(4) Includes 99,247 shares held of record directly by Mr. Cramer and various related parties (including family members and trusts established by Mr. Cramer), 4,445 shares issuable upon the exercise of currently exercisable stock options, and 1,889 shares issuable upon the exercise of currently exercisable warrants held by such related parties.

(5) Includes 124,040 shares held of record and 1,723 shares issuable upon the exercise of currently exercisable warrants.

(6) Includes 66 shares held of record and 9,629 shares issuable upon the exercise of currently exercisable stock options.

(7) Includes 3,333 shares held of record and 17,681 shares issuable upon exercise of currently exercisable stock options.

(8) Includes 7,024 shares issuable upon exercise of currently exercisable stock options.

(9) Includes 48,643 shares held of record and 16,071 shares issuable upon exercise of currently exercisable stock options.

(10) Includes 2,533 shares held of record and 4,445 shares issuable upon exercise of currently exercisable stock options.

(11) Includes 139,117 shares held of record (including 5,025 shares gifted to family member in December 2001) and 117,216 shares issuable upon exercise of currently exercisable stock options.

(12) Includes the following shares of common stock held by various General Atlantic entities: (i) 1,289,821 shares owned by General Atlantic Partners 74, L.P.; (ii) 175,141 shares owned by GAP Coinvestment Partners II, L.P.; (iii) 101,833 shares owned by GapStar, LLC; and (iv) 2,571 shares owned by GAPCO GmbH & Co. KG. These shares, along with warrants to purchase 549,279 shares of common stock (which are not exercisable until April 5, 2003 and are thus excluded from these numbers), were acquired in a private placement transaction completed on April 5, 2002. Braden R. Kelly, a director of the Company, is a managing member of General Atlantic Partners, LLC and general partner of GAP Coinvestment Partners II, L.P. General Atlantic Partners, LLC is the general partner of General Atlantic Partners 74, L.P. and the manager member of GapStar, LLC. All but one of the managing members are also the general partners of GAP Coinvestment Partners II, L.P. and all of the managing members of General Atlantic Partners, LLC are authorized and empowered to vote and dispose of the shares held by GAPCO GmbH & Co KG. Mr. Kelly disclaims beneficial ownership of the shares referred in clauses (i), (ii), (iii) and (iv) above, except to the extent of his pecuniary interest herein.

(13) Includes 728 shares held of record and 19,012 shares issuable upon exercise of currently exercisable stock options.

(14) Includes 1,186 shares held of record and 4,618 shares issuable upon exercise of currently exercisable stock options.

(15) Includes 10,111 shares issuable upon exercise of currently exercisable stock options.

(16) Includes 1,333 shares held of record and 14,898 shares issuable upon exercise of currently exercisable stock options.

(17) Includes 1,990,045 shares held of record by the named officers and directors and their related parties and 239,039 shares issuable upon exercise of currently exercisable stock options and warrants.

ITEM 1. ELECTION OF DIRECTORS

Directors are elected annually at our annual meeting of shareholders. The Company currently has seven directors, with each director holding office until the next Annual Meeting of Shareholders and until his successor is duly elected and qualified or until the earlier death, resignation, removal or disqualification of the director. The Company's officers are elected annually by the directors. Management of the Company has nominated seven directors currently serving as directors for election to the Board of Directors.

The following nominees may be elected by plurality vote. **THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NOMINEE FOR ELECTION TO THE BOARD.** It is intended that proxies will be voted for the following nominees, unless otherwise directed:

Name	Position
Michael K. Hoover	Chairman of the Board and Chief Executive Officer
Edwin M. Cooperman	Director
Gerald B. Cramer	Director
Michael S. Falk	Director
Thomas E. Hodapp	Director
Braden R. Kelly	Director
Eugene R. Terry	Director

In January 2002, the Board of Directors restructured its composition and reduced its size from nine (9) to seven (7). In connection with such restructuring, three directors, Harold S. Blue, Donald G. Drapkin and Bertram J. Polan, resigned as directors of the Company effective January 17, 2002.

Meetings – With the exception of one former director, Mr. Donald Drapkin, all directors attended more that 75% of the meetings of the Board of Directors for the fiscal year ended December 31, 2001. There were a total of 13 Board meetings held during such year.

Audit Committee - Our Audit Committee consists of three non-employee, independent directors: Eugene R. Terry (Chair), Edwin M. Cooperman and Gerald B. Cramer. The Audit Committee is responsible for meeting with representatives of our independent accountants and with representatives of senior management to review the general scope of our annual audit, matters relating to internal audit control systems and the fee charged by the independent accountants. In addition, pursuant to its Charter, the Audit Committee is responsible for reviewing and monitoring the performance of non-audit services by our independent accountants and for recommending the engagement or discharge of our independent accountants.

Compensation Committee - Our Compensation Committee consists of three non-employee, independent directors: Edwin M. Cooperman (Chair), Gerald B. Cramer and Thomas E. Hodapp. The Compensation Committee is responsible for approving and reporting to the Board on the annual compensation for all officers, including salary, stock options and other consideration, if any. The Compensation Committee is also responsible for granting stock options to be made under our existing plans.

Compensation of Directors

Our employee directors are not compensated for their services as directors. Non-employee directors are compensated with stock options for their services as directors as follows: Effective on May 22, 2002, each non-employee director will be granted 15,000 stock options upon his or her initial election to the Board of Directors by the shareholders. On each subsequent election by the shareholders, each non-employee director receives an additional 5,000 share stock option grant. Additionally, each non-employee director receives a 2,500 share stock option grant for each subcommittee membership. Both the subsequent 5,000 share grant and the 2,500 share subcommittee grant are subject to and pro-rated for board and subcommittee attendance. All directors are reimbursed for reasonable expenses incurred in attending board meetings.

In September 2000, all non-employee directors, except for Mr. Blue (who resigned in January 2002) and Mr. Falk, received a stock option for 13,333 shares of our stock vesting over three years at a price of $18.30 per share. Mr. Drapkin, who also resigned in January 2002, as the then Chairman of the Audit and Compensation Committees, also received in September 2000 an option for an additional 13,333 shares on the same terms. In addition, two non-employee directors received stock options under the 1995 Outside Plan upon the directors' initial election or appointment to the Board of Directors. Messrs. Terry and Polan, who resigned in January 2002, upon joining the Board, were each granted options to purchase 5,000 shares of common stock at an exercise price of $47.55. These options are now fully vested.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") requires our officers and directors, and persons who own more than 10% of the registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based on our review of the copies of such forms received by us, or written representations from certain reporting persons that no Form 5's were required for those persons, we believe that during our fiscal year ended December 31, 2001, all filing requirements applicable to our officers and directors and greater than 10% beneficial owners were complied with, except that Messrs. Cramer and Falk failed to timely file Form 5's relating to their respective participation in the Company's Series C Preferred Stock Conversion Offer and Series C Warrant Exchange Offer.

Executive Compensation

The following table sets forth the compensation paid during the past three fiscal years to our Chief Executive Officers and our other four most highly compensated executive officers during year 2001 with annual compensation over $100,000 for such years (the "named executive officers"), plus up to two additional individuals for whom disclosure would have been provided but for the fact that the individuals were not serving as executive officers at the end of the last completed fiscal year:

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Comp. ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compen-sation ($)
Michael K. Hoover	2001	110,019	--	--	--	19,104	--	1,000(8)
Chairman and Chief Executive Officer	2000	56,553(1)	--	285,000(1)	--	333,333	--	1,000(8)
John Paul Guinan	2001	175,155	--	--	--	2,740	--	1,000(8)
EVP - Prescription	2000	188,059	--	--	--	26,667	--	1,000(8)
Services	1999	180,609	5,000	--	--	2,333(10)	--	--
Nancy J. Ham	2001	141,096	--	26,180(5)	--	9,596	--	1,000(8)
President and Chief Operating Officer	2000	35,585(6)	5,000(3)	--	--	43,333	--	--
Lonnie W. Hardin	2001	137,800	14,138(2)	--	--	3,000	--	1,000(8)
SVP, Payer Services	2000	137,800	8,750(3)	--	--	13,333	--	1,000(8)
	1999	116,817	--	39,693(4)	--	1,434(10)	--	--
A. Thomas Hardy	2001	199,904	--	--	--	12,624	--	1,000(8)
SVP - Lab Services	2000	230,602	20,000(4)	--	--	20,000	--	8,667(9)
and President of Key Communications Service, Inc.	1999	238,457	100,000	--	--	9,467(10)	--	8,000(9)
Frank M. Puthoff	2001	144,817(7)	--	--	--	5,201	--	86,832(7)
EVP and Chief	2000	157,988	10,000(3)	--	--	10,000	--	1,000(8)
Legal Officer	1999	144.835	15,000	--	--	--	--	--

(1) Mr. Hoover joined us on July 28, 2000. As part of his employment agreement dated July 28, 2000, Mr. Hoover was awarded 13,333 shares of common stock valued at $285,000.
(2) Earned in 2001 but not paid until January 2002.
(3) Earned in 2000 but not paid until January 2001.
(4) Consists of reimbursement of relocation expenses.
(5) Consists of reimbursement of living expenses for Florida housing.
(6) Ms. Ham joined us on October 16, 2000.
(7) Pursuant to Mr. Puthoff's separation agreement dated September 21, 2001, he was paid regular wages for 90 days through December 21, 2001. Additional severance payments totaling $86,832 were accrued by us at December 31, 2001 and are payable to Mr. Puthoff through June 25, 2002.
(8) Matching employer contributions made under the ProxyMed, Inc. 401(k) Plan.
(9) Includes matching employer contributions of $8,000 the Key Communications Service, Inc. 401(k) Plan for 1999 and 2000 and $667 made under the ProxyMed, Inc. 401(k) Plan for 2000.

(10) These options were canceled by the Company's Board of Directors in January 2002 are expected to be re-issued after six months at the then current market price.

The following table provides information on stock option grants during fiscal year 2001 to each of the named executive officers:

Option/SAR Grants in Last Fiscal Year

Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term*	
Name	# of Securities Underlying Options/ SARs Granted	% of Total Options/SARs Granted To Employee In Fiscal Year	Exercise or Base Price	Expiration Date	5%	10%
Michael K. Hoover	6,104	6.0%	$19.65	3/8/11	$75,432	$191,159
Michael K. Hoover	3,867	3.8%	$15.15	4/23/11	$36,844	$ 93,369
Michael K. Hoover	9,133	9.0%	$13.80	7/25/11	$79,263	$200,868
John Paul Guinan	740	0.7%	$19.65	3/8/11	$ 9,145	$ 23,175
John Paul Guinan	593	0.6%	$15.15	4/23/11	$ 5,650	$ 14,318
John Paul Guinan	1,407	1.4%	$13.80	7/25/11	$12,211	$ 30,945
Nancy J. Ham	596	0.6%	$19.65	3/8/11	$ 7,365	$ 18,665
Nancy J. Ham	2,680	2.6%	$15.15	4/23/11	$25,534	$ 64,709
Nancy J. Ham	6,320	6.2%	$13.80	7/25/11	$54,850	$139,000
Lonnie W. Hardin	893	0.9%	$15.15	4/23/11	$ 8,508	$ 21,562
Lonnie W. Hardin	2,107	2.1%	$13.80	7/25/11	$18,286	$ 46,341
A. Thomas Hardy	4,624	4.6%	$19.65	3/8/11	$57,142	$144,810
A. Thomas Hardy	2,380	2.4%	$15.15	4/23/11	$22,676	$ 57,466
A. Thomas Hardy	5,620	5.6%	$13.80	7/25/11	$48,775	$123,604
Frank M. Puthoff	3,201	3.2%	$19.65	3/8/11	$39,557	$100,246
Frank M. Puthoff	593	0.6%	$15.15	4/23/11	$ 5,650	$ 14,318
Frank M. Puthoff	1,407	1.4%	$13.80	7/25/11	$12,211	$ 30,945

*The assumed annual rates of stock price appreciation are required disclosures, and are not intended to forecast future stock appreciation.

The following table sets forth certain information concerning unexercised options held by each of the named executive officers:

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Options/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at FY-End (#)		Value of Unexercised In-the-Money Options/SARs at FY-End ($)**	
Name	# of Shares Acquired on Exercise	$ Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael K. Hoover	--	--	117,215	235,222	$ 15,809	$104,500
John Paul Guinan	--	--	9,629	19,778	$ 1,917	$ 16,079
Nancy J. Ham	--	--	15,040	37,889	$106,118	$281,498
Lonnie W. Hardin	--	--	7,024	9,309	$ 20,738	$ 3,376
A. Thomas Hardy	--	--	16,071	16,553	$ 50,400	$ 25,884
Frank M. Puthoff	--	--	19,012	2,000	$ 8,291	$ 16,079

** Year-end values for unexercised in-the-money options represent the positive spread between the exercise price of such options and the fiscal year-end market value of the common stock, which was $22.24 on December 31, 2001.

There were no awards made to named executive officers in the last completed fiscal year under any long-term incentive plan for performance to occur over a period longer than one fiscal year. We do not have any defined benefit or actuarial plans for our employees. Certain stock options for executive officers and directors were amended in 2000 and 2001 to allow for extensions of exercise periods (typically one to three years) after termination of employment. Additionally, in January 2002, the exercise period of certain vested options held by our three resigning directors were extended through December 31, 2003 and the Compensation Committee of our Board of Directors agreed to authorize bonuses for members of executive and senior management in the event of a change in control of our company. These bonuses would be based on the calculated per share value of the transaction, are payable in cash and/or stock, and are contingent upon certain conditions including obtaining a minimum per share value and being an active employee at the time of such event.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors is responsible for administering, reviewing and approving compensation arrangements with respect to executive compensation which includes base salaries, annual incentives and long term stock option plans, as well as any executive benefits and/or perquisites. In addition, the Compensation Committee is responsible for any awards and administration of the Company's stock option plans and grant of options to newly-hired employees, and any future equity incentive plans.

Mr. Hoover has been Chairman of the Board and Chief Executive Officer of the Company since July 2000. His annual base salary is $150,000 pursuant to his employment with the Company and upon commencing employment, he was granted 13,333 restricted shares of common stock and an option to purchase 333,333 shares of common stock at an exercise price of $22.50 per share. The Compensation Committee believes that while his annual base salary is in the low range paid to similarly situated executives at similar companies, his interests are directly aligned with our shareholders due to the fact that as of the date of this report, Mr. Hoover beneficially owns approximately 4% of the Company due to his own direct purchases of the Company's stock and his stock options.

The Compensation Committee's general philosophy with respect to the compensation of the Chief Executive Officer and other executive officers is to offer competitive compensation packages designed to attract and retain key executives critical to the success of the Company. In general, subjective factors rather than specific criteria of the Company's performance have been used in determining and approving executive compensation. The Compensation Committee intends to review the performance and compensation of the executive officers annually, in conjunction with performance of the Company. The Company's compensation programs include a base salary, annual bonus awards based on individual and Company performance, as well as the granting of stock options designed to provide long-term incentives and aligning the interest of management with those of the Company's shareholders.

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the Company's Chief Executive Officer and the four (4) other most highly compensated executive officers, unless such compensation is "performance based". For purposes of Section 162(m), the Company currently intends to structure any performance-based portion of the compensation of its executive officers that it might develop in a manner that complies with Section 162(m).

We have a "key person" life insurance policy for our benefit on the life of Mr. Hoover in the amount of $1,000,000.

In January 2002, our Compensation Committee offered to cancel up to 37,767 stock options with exercise prices ranging from $57.45 to $202.50 issued to our officers and employees. As of April 8, 2002, all of these stock options, including 24,233 options issued to named executive officers, have been canceled. It is intended that these stock options be re-issued six months after cancellation at the then current market price.

THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Edwin M. Cooperman, Chair
Gerald B. Cramer
Thomas E. Hodapp

Report of the Audit Committee[1]

The Audit Committee is composed of "independent" directors as defined in standards promulgated by the Securities and Exchange Commission and the National Association of Securities Dealers. All members of the Audit Committee share equally the responsibility for the performance of the functions set forth below and in its Charter.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with management and discussed the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, all matters required to be discussed by Statement of Auditing Standards 61 "Communications with Audit Committees". In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 and considered the compatibility of non-audit services with the auditors' independence.

The Audit Committee discusses with the Company's independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the independent auditors, with or without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee held four meetings during fiscal year 2001.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission. The Board approved the selection of the Company's independent auditors for the year ending December 31, 2002.

---

[1] THIS SECTION IS NOT "SOLICITING MATERIAL," IS NOT DEEMED FILED WITH THE SEC AND IS NOT TO BE INCORPORATED BY REFERENCE IN ANY FILING OF THE COMPANY UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, WHETHER MADE BEFORE OR AFTER THE DATE HEREOF AND IRRESPECTIVE OF ANY GENERAL INCORPORATION LANGUAGE IN SUCH FILING.

Fees Paid to Independent Accountants

The Securities and Exchange Commission's Final Rule on Auditor Independence requires that the Company make the following disclosures regarding the amount of fees billed by its independent auditors and the nature of the work for which these fees were billed:

Audit Fees

Aggregate fees and expenses incurred for PricewaterhouseCoopers' audit of the Company's annual financial statements for the year ended December 31, 2001 and for it reviews of the financial statements included in the Company's Forms 10-Q for year ended December 31, 2001 totaled $108,200. Of this amount, $26,700 had been billed as of December 31, 2001. The balance of the fees was billed prior to the date of this Proxy Statement.

Financial Information Systems Design and Implementation Fees

There were no fees billed for any financial information systems design and implementation services rendered by PricewaterhouseCoopers for the year ended December 31, 2001.

All Other Fees

Aggregate fees for all other services provided by PricewaterhouseCoopers for the year ended December 31, 2001 totaled $25,500, all of which had been billed as of December 31, 2001.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Eugene R. Terry, Chair
Gerald B. Cramer
Edwin M. Cooperman

Performance Graph

Over the years, the Company's business has evolved into a leading technology company servicing the healthcare industry. As a result, this performance graph includes not only a comparison to the Nasdaq Health Services index but also a peer group of other healthcare information technology companies consisting of Allscripts Healthcare Solutions, Cerner Corporation, Eclipsys Corporation, First Consulting Group, Inc., IDX Systems Corporation, InfoCure Corporation, NDCHealth Corporation, Neoforma, Inc., Per-Se Technologies, Inc., QuadraMed Corporation, Quality Systems, Inc., Quovadx, Inc., TriZetto Group, Inc. and WebMD Corporation.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG PROXYMED, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE NASDAQ HEALTH SERVICES INDEX



DOLLARS
350
300
250
200
150
100
50
0
12/96
12/97
12/98
12/99
12/00
12/01
PROXYMED, INC.
NASDAQ STOCK MARKET (U.S.)
NASDAQ HEALTH SERVICES
PEER GROUP

*** $100 invested on 12/31/96 in stock or index - including reinvestment of dividends. Fiscal year ending December 31.**

Employment Agreements with the Named Executive Officers

In July 2000, we entered into an employment agreement with Mr. Hoover. The agreement is for a three-year term and automatically extends from year to year thereafter unless terminated by us upon 90 days written notice or by the employee upon 30 days' written notice prior to the end of the initial term or any extension. Mr. Hoover currently receives an annual base salary of $150,000 and is entitled to such bonuses as may be awarded from time to time and to participate in any stock option plans which we may now have or in the future develop. He may be terminated for "cause" as defined in his agreement. If terminated for cause, he will be entitled to base salary earned, and he will retain all vested stock options. If, upon 90 days prior written notice, he is terminated "without cause", he will be entitled to receive an amount equal to his base salary plus bonus, if any, and continuation of health insurance for six months following termination, plus any unvested options shall vest. In addition, the agreement contains confidentiality and non-competition covenants.

In October 2000, we entered into an employment agreement with Ms. Ham. The agreement is for a three-year term and automatically extends from year to year thereafter unless terminated by us upon 90 days' written notice or by the employee upon 30 days written notice prior to the end of the initial term or any extension. Ms. Ham currently receives an annual base salary of $170,000 plus reimbursement for living expenses while in Florida, and is entitled to such bonuses as may be awarded from time to time and to participate in any stock option plans which we may now have or in the future develop. Upon her promotion to president in October 2001, Ms. Ham was awarded a $25,000 salary increase which she had deferred until April 1, 2002. In lieu of this increase, she was granted 2,640 stock options at an exercise price of $16.82 per share which vested on March 31, 2002. She may be terminated for "cause" as defined in her agreement. If terminated for cause, she will be entitled to base salary earned, and she will retain all vested stock options. If, upon 90 days' prior written notice, she is terminated "withoutcause", she will be entitled to receive an amount equal to her base salary plus bonus, if any, and continuation of health insurance for six months following termination, plus any unvested options shall vest. In addition, the agreement contains confidentiality and non-competition covenants.

In December 1995, we entered into an employment agreement with Mr. Guinan, which is automatically extended from year to year unless terminated by either party upon 60 days written notice. Mr. Guinan currently receives an annual base salary of $175,000 and is entitled to such bonuses as may be awarded from time to time by the Board of Directors and to participate in any stock option plans which we may now have or in the future develop. Mr. Guinan may be terminated for "cause" as defined in the agreement. If he is terminated for cause, he will be entitled to base salary earned, and he will retain all vested stock options. If he is terminated "without cause", then he will be entitled to receive an amount equal to his base salary and bonus, if any, and continuation of health insurance for six months following termination, plus any unvested options shall vest. In addition, the agreement contains confidentiality and non-competition covenants.

In March 2001, we entered into an employment agreement with Mr. Hardin. The agreement is for a three-year term and automatically extends from year to year thereafter unless terminated by us upon 90 days' written notice or by the employee upon 30 days written notice prior to the endof the initial term or any extension. Mr. Hardin currently receives an annual base salary of $160,000, and is entitled to such bonuses as may be awarded from time to time and to participate in any stock option plans which we may now have or in the future develop. He may be terminated for "cause" as defined in his agreement. If terminated for cause, he will be entitled to base salary earned, and he will retain all vested stock options. If, he is terminated "without cause", he will be entitled to receivean amount equal to his base salary plus bonus, if any, and continuation of health insurance for six months following termination, plus any unvested options shall vest. In addition, the agreement contains confidentiality and non-competition covenants.

In December 1998, upon acquiring Key Communications, we entered into a three-year employment agreement with Mr. Hardy. Under this agreement, Mr. Hardy received an annual base salary of $225,000 and was eligible to receive an annual bonus up to $40,000 as may be awarded by the Board of Directors. In December 2001, we entered into a new employment agreement with Mr. Hardy. The agreement is for a three-year term and automatically extends from year to year thereafter unless terminated by us upon 90 days' written notice or by the employee upon 30 days written notice prior to the end of the initial term or any extension. Under this new agreement, Mr. Hardy currently receives an annual base salary of $175,000 and is entitled to such bonuses as may be awarded from time to time and to participate in any stock option plans which we may now have or in the future develop. He may be terminated for "cause" as defined in his agreement. If terminated for cause, he will be entitled to base salary earned, and he will retain all vested stock options. If he is terminated "without cause", he will be entitled to receive an amount equal to his base salary plus bonus, if any, and continuation of health insurance for six months following termination, plus any unvested options shall vest. In addition, the agreement contains confidentiality and non-competition covenants.

In November 1996, we entered into an employment agreement with Mr. Puthoff. The agreement was for a three-year term and automatically extended from year to year thereafter unless terminated by us upon 90 days' written notice or by the employee upon 30 days written notice prior to the end of the initial term or any extension. Mr. Puthoff received an annual base salary of $155,750, and was entitled to such bonuses as may be awarded from time to time and to participate in any stock option or bonus plans which we had or may in the future develop. He may be terminated for "cause" as defined in his Agreement. If terminated for cause, he would be entitled to base salary earned, and he would retain all vested stock options. If, upon 90 days' prior written notice, he would be terminated "without cause", he would be entitled to receive an amount equal to his base salary plus bonus, if any, and continuation of health insurance for nine months following termination, plus any unvested options shall vest, unless specifically restricted from doing so. In addition, the agreement contains confidentiality and non-competition covenants. On September 21, 2001, Mr. Puthoff entered into a separation agreement and was entitled to severance pay totaling $86,832 commencing December 21, 2001. In addition, options to purchase 7,223 shares of common stock at exercise prices ranging from $22.95 to $198.75 automatically vested. Of the 21,013 options now held by Mr. Puthoff, the expiration dates of 20,680 options were shortened to December 21, 2004.

Liability and Indemnification of Our Directors and Officers

The Florida Business Corporation Act provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability (i) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 607.0834 of the Florida Business Corporation Act, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for a violation of criminal law. Our Restated Articles of Incorporation and Bylaws also provide that we shall indemnify our directors and officers to the fullest extent permitted by Section 607.0831 of the Florida Business Corporation Act, including circumstances in which indemnification is otherwise discretionary. We have procured and maintain insurance under which our directors and officers are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers. We have entered into indemnification agreements with most of our directors and executive officers limiting their personal liability for monetary damages and reasonable attorney fees, except for liability that cannot be eliminated under the Florida Business Corporation Act.

Certain Relationships and Related Transactions

In April 1997, we made loans totaling $350,000 to Mr. Blue, our former chairman of the board and chief executive officer. The funds were advanced pursuant to two demand promissory notes in the principal amounts of $290,000 and $60,000, respectively, each bearing interest at a rate of 7-3/4% per annum. On June 30, 2000, we amended the terms of these notes whereby interest on the notes ceased to accrue subsequent to July 1, 2000 and the loan plus accrued interest, totaling $435,900 at June 30, 2000, would be payable in a balloon payment in December 2001. The loans were collateralized with options to purchase 36,667 shares of common stock granted to Mr. Blue under our stock option plans. As of December 31, 1999, these loans were included in other assets on the balance sheet; as of December 31, 2000, all amounts owed under these loans were reclassified to stockholders' equity.

In December 2001, a payment of $250,000 was received from Mr. Blue and applied against the outstanding balance of the loans. We agreed to refinance the remaining $185,983 balance and a new promissory note was executed by Mr. Blue. This new note requires monthly interest payments at prime rate plus 1%, established at the beginning of each calendar quarter, and is payable in a balloon payment on or before December 31, 2003. The note is collateralized with options to purchase 36,667 shares of common stock granted to Mr. Blue under the our stock option plans along with additional warrants granted to Mr. Blue from various other public companies. In January 2002, Mr. Blue resigned from the our Board of Directors and the remaining Board members agreed to extend the exercise period of the our stock options held as collateral for the note in an effort to maximize the potential for repayment.

ITEM 2. ADOPTION OF THE PROPOSED 2002 STOCK OPTION PLAN

The Board of Directors has adopted the 2002 Stock Option Plan (the "2002 Plan"), for its employees, officers and directors. The 2002 Plan is effective May 22, 2002, upon shareholder approval. The purpose of the 2002 Plan is to attract and retain directors, officers, other key employees and consultants, to encourage stock ownership by such persons and to give them a greater personal interest in the success of the Company.

The following description of the 2002 Plan is qualified by reference to the complete text of such Plan which is set forth on Exhibit A to this Proxy Statement.

The 2002 Plan provides for the issuance of up to 600,000 shares upon exercise of options designated as either "incentive stock options" ("ISO") or "non-qualified options" ("NQSO") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The 2002 Plan is administered by the Compensation Committee of the Board of Directors which determines, among other things, the persons to be granted options under the 2002 Plan, the number of shares subject to each option and the option price. The exercise price of any incentive stock option granted under the 2002 Plan may not be less than the fair market value of the shares subject to the option on the date of grant; provided, however, that the exercise price of any incentive stock option granted to an eligible employee owning more than 10% of the outstanding common stock may not be less than 110% of the fair market value of the shares underlying such options on the date of grant. Non-qualified options may not be granted with exercise prices less than the fair market value of the shares subject to the option on the date of grant. The term of each option and the manner in which it may be exercised is determined by the Board of Directors or a committee appointed by the Board of Directors provided that no option may be exercisable more than ten years after the date of grant and, in the case of an incentive stock option granted to an eligible employee owning more than 10% of the common stock, no more than five years after the date of grant. Incentive stock options may be granted only to employees and no option granted to an employee may be exercised unless, at the time of exercise, the grantee is an employee of the Company or a subsidiary, and in the event of death, options may be exercised during a twelve month period following such event. The Company may grant an employee options for any numbers of shares, except that the value of the shares subject to one or more incentive stock options first exercisable in any calendar year may not exceed $100,000 (determined at the date of grant). Options are not transferable, except upon the death of the optionee or for estate planning purposes under certain circumstances and if approved by the Board of Directors. The 2002 Plan has change of control provisions.

A summary of the federal income tax treatment under the Code, as presently in effect, of options granted under the 2002 Plan is as follows. The Company recommends that optionees seek independent tax advice with respect to their options.

With respect to incentive stock options, an optionee will not recognize any taxable income at the time an ISO is granted and the Company will not be entitled to a federal income tax deduction at that time. No ordinary income will be recognized by the holder of an ISO at the time of exercise. The excess of the market value of the shares of the Company's Common Stock at the time of exercise over the aggregate option price will be an adjustment to alternative minimum taxable income for purposes of the federal "alternative minimum tax" at the date of exercise. If the optionee holds the shares of the Company's common stock acquired upon exercise of the ISO for the greater of two years after the date the option was granted or one year after the acquisition of such shares, the difference between the aggregate option price and the amount realized upon disposition of the shares will constitute a long-term capital gain or loss, as the case may be, and the Company will not be entitled to a federal income tax deduction. If the shares of the Company's common stock are disposed of in a sale, exchange of other "disqualifying disposition" within two years after the date of grant or within one year after the date of exercise, the optionee will realize ordinary income in an amount equal to the excess of the market value of the shares of the Company's common stock at the time of exercise, over the aggregate option price. The Company may be entitled to a federal income tax deduction equal to such amount.

With respect to non-qualified stock options, the granting of a NQSO does not produce taxable income to the recipient or a tax deduction to the Company. Taxable ordinary income will be recognized by the holder at the time of such exercise in an amount equal to the excess of the market value of shares of the Company's common stock purchased at the time of such exercise over the aggregate option price. The Company may be entitled to a corresponding federal income tax deduction. Upon a subsequent disposition of the shares of the Company's common stock, optionee will generally recognize taxable capital gain or loss based upon the difference between the per share market value at the time of exercise and the per share selling price. Taxable income at the time or exercise will constitute wages subject to withholding of income tax and the Company will be required to make whatever arrangements are necessary to insure that funds equaling the amount of tax required to be withheld are available for payment. The tax basis for the shares of the Company's common stock acquired is the option price plus the taxable income recognized.

THE BOARD OF DIRECTORS RECOMMENDS THAT ALL SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PROPOSED 2002 STOCK OPTION PLAN.

ITEM 3. RATIFICATION AND APPROVAL OF THE ISSUANCE OF SHARES OF COMMON STOCK UPON THE EXERCISE OF WARRANTS ISSUED IN CONNECTION WITH A PRIVATE PLACEMENT OF THE COMPANY'S COMMON STOCK.

General

On April 5, 2002, pursuant to a Stock and Warrant Purchase Agreement (the "Purchase Agreement"), the Company sold 1,569,366 shares of its common stock (the "Primary Shares") at a price of $15.93 per share, representing the market value of the common stock, in a private placement (the "Private Placement") to General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, and GAPCO GmbH & Co. KG. (the "General Atlantic Purchasers"), four companies affiliated with General Atlantic Partners, LLC ("General Atlantic"), a private equity investment fund. The Company received net proceeds of approximately $25 million in the Private Placement, which it intends to use for working capital. As a result of the purchase of the Primary Shares, on April 5, 2002, the General Atlantic Purchasers owned approximately 23.4% of the then outstanding shares of the Company's common stock.

In connection with the Private Placement, the Company issued warrants (the "Warrants") exercisable into 549,279 shares of common stock (the "Warrant Shares") at an exercise price of $15.93 per share. The Warrants may be exercised at any time after April 5, 2003, and prior to April 5, 2004, except that if the shareholders of the Company do not approve this proposal to approve and ratify the exercise of the Warrants, then the April 5, 2004 deadline for exercising the Warrants will be extended until 90 days after the date on which the holders of the Warrants can exercise the Warrants in compliance with relevant Nasdaq rules.

Pursuant to certain Registration Rights Agreements (the "Registration Rights Agreements"), the Company granted the General Atlantic Purchasers and certain of their transferees and affiliates certain demand and "piggy back" registration rights starting one year from closing.

Additionally, in connection with the Private Placement, the Company's Board of Directors appointed a managing member of General Atlantic to fill an existing vacancy on the Company's Board, and will appoint another Board member nominated by General Atlantic at some point in the future to replace an existing director position. The Company has agreed, subject to the proper discharge by the Board of its fiduciary duties, that so long as the General Atlantic Purchasers own at least 5% of the outstanding shares of the Company's common stock, the Board shall nominate two persons designated by General Atlantic to stand for election at any subsequent meeting of the Company's shareholders at which a vote for the election of directors is held.

Shareholders should read the complete text of the Purchase Agreement, the Warrants and the Registration Rights Agreements, copies of which have been filed by the Company with the Commission in a Form 8-K filed on March 29, 2002 and in a Form 8-K filed on April 8, 2002. The summary of the Purchase Agreement, the Warrants and the Registration Rights Agreement contained in this proxy statement does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of such documents.

The NASDAQ Stock Market, Inc. Rule 4350

Under Rule 4350 adopted by The NASDAQ Stock Market, Inc. ("Nasdaq"), the Company is generally required to obtain shareholder approval prior to issuing any shares of the Company's common stock that results in a change of control of the Company. As a result of the issuance of the Primary Shares, the General Atlantic Purchasers acquired approximately 23.4% of the issued and outstanding shares of the Company's common stock on the date of issuance. Were the General Atlantic Purchasers able to, and did in fact, immediately exercise all of their Warrants, they would collectively own approximately 29.6% of the issued and outstanding shares of the Company's common stock on the date of issuance. In order to prevent a deemed change of control of the Company from occurring for purposes of the Nasdaq rules, the General Atlantic Purchasers have agreed that they will not, without first receiving shareholder approval, exercise the Warrants, if as a result of such exercise, the General Atlantic Purchasers would own shares of the Company's common stock, which, when aggregated with the Primary Shares purchased in the Private Placement, would represent in excess of approximately 23.4% of all the outstanding shares of Company common stock. Approval of this Proposal will result in the General Atlantic Purchasers being entitled to exercise the warrants commencing on April 5, 2003 and, as a result of any such exercises the General Atlantic Purchasers may own greater than 23.4% of the Company's common stock.

Shareholder Approval

A majority of the total shares present and voting on the Proposal at the Annual Meeting of Shareholders, in person or by proxy, shall constitute the required approval. Accordingly, the Board of Directors of the Company is seeking shareholder ratification and approval of the issuance of the Warrant Shares upon exercise of the Warrants even if the General Atlantic Purchasers would own greater than 23.4% of the Company's common stock as a result of such exercise.

The approval of the Warrant exercise Proposal will result in the Warrants either being exercised or terminated on April 5, 2004, earlier than might be the case if the Proposal is not approved. If the Warrants are exercised in full, the Company will receive approximately $8.75 million from the holders of the Warrants as payment of the exercise price. However, approval of the Warrant exercise Proposal could result in the General Atlantic Purchasers holding a greater ownership and voting percentage in the Company than they otherwise would. This would increase the ability of the General Atlantic Purchasers to influence votes by the Company's shareholders.

The Board of Directors of the Company recommends a vote for the approval of the Warrant exercise Proposal. The Board believes that the agreements entered into with the General Atlantic Purchasers and the possibly accelerated exercise of the Warrants will provide opportunities to the Company that might otherwise be unavailable. The Company believes that the Private Placement and the exercise of the Warrants is in the best interests of the Company and its shareholders because such Private Placement and exercise allows the Company to raise capital on terms that compare favorably to the Company's other financing options. In reaching its decision to consummate the Private Placement and recommend this Proposal to the Company's shareholders, the Board considered, among other things, the Company's long-term strategic plan, its capital structure, its resources, operations, management and historical and potential earnings, as well as the Company's future prospects both with and without the Private Placement and the exercise of the Warrants, and the Company's other financing options.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT ALL SHAREHOLDERS VOTE "FOR" THE RATIFICATION AND APPROVAL OF THE WARRANT EXERCISE PROPOSAL.

INDEPENDENT ACCOUNTANTS

The Board has appointed PricewaterhouseCoopers LLP, Fort Lauderdale, Florida, as independent accountants to audit the consolidated financial statements of the Company for the fiscal year ending December 31, 2002. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting of Shareholders and will be afforded the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

OTHER MATTERS

The Board of Directors is not aware of any other business that may come before the meeting. However, if additional matters properly come before the meeting, proxies will be voted at the discretion of the proxy holders.

SHAREHOLDER PROPOSALS

Shareholder proposals intended to be presented at the Year 2003 Annual Meeting of Shareholders of the Company must be received by the Company no later than January 22, 2003, at its principal executive offices, 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317, Attention: Corporate Secretary, for inclusion in the proxy statement and proxy relating to the Year 2003 Annual Meeting of Shareholders.

ADDITIONAL INFORMATION

Accompanying this proxy statement is a copy of the Company's annual report, which includes a copy of the Annual Report on Form 10-K. Additional copies of the Company's Annual Report on Form 10-K may be obtained from the Company on written request. Items 6-9 of the Company's Annual Report on Form 10-K are incorporated by reference herein.

BY ORDER OF THE
BOARD OF DIRECTORS

Rafael G. Rodriguez, Secretary

April 22, 2002
Fort Lauderdale, Florida

PROXYMED, INC.

2002 STOCK OPTION PLAN

1. Purpose of the Plan

The purpose of this Plan is to further the growth of ProxyMed, Inc., a Florida corporation, and its subsidiaries (the "Company") by offering an incentive to officers, directors, other key employees and consultants of the Company to continue in the employ of the Company, and to increase the interest of these individuals in the Company, through additional ownership of its common stock.

2. Definitions

Whenever used in this Plan, the following terms shall have the meanings set forth in this Section:

a) "Board of Directors" means the Board of Directors of the Company.

b) "Change of Control" means any of the following events:

i) an acquisition (other than directly from the Company) of any voting securities of the Company (the "Voting Securities") by any Person (as defined in the Exchange Act of 1934, as amended (the "1934 Act") immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of two-thirds (2/3) or more of the combined voting power of the Company's then outstanding Voting Securities; provided, however, that in determining whether a Change in Control has occurred, Voting Securities which are acquired in a Non-Control Acquisition (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (x) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) any corporation or other Person of which a majority of its voting power or its equity securities or equity interest is owned directly or indirectly by the Company (a "Subsidiary"), (y) the Company or any Subsidiary, or (z) any Person in connection with a Non-Control Transaction (as hereinafter defined).

ii) the individuals who, as of the date this Plan is approved by the Company's Board of Directors (the "Board"), are members of the Board (the "Incumbent Board") cease for any reason to constitute at least two-thirds (2/3) of the Board; provided, however, that the voluntary resignation of a member of the Incumbent Board unrelated to a Change of Control shall not affect such calculation; provided, further, however, that if the election or nomination for election by the Company's stockholders or Board of any new director was approved by a vote of at least two-thirds (2/3) of the Incumbent Board, such new director shall, for purposes of this Agreement, be considered a member of the Incumbent Board; provided further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board (a "proxy contest"), including by reason of any agreement intended to avoid or settle any election contest or proxy contest; or

iii) approval by stockholders of the Company of:

a) a merger, consolidation or reorganization involving the Company, unless

(1) the stockholders of the Company, immediately before such merger, consolidation or reorganization, own, directly or indirectly immediately following such merger, consolidation or reorganization, at least seventy-five percent (75%) of the combined voting power of the outstanding Voting Securities of the corporation resulting from such merger or consolidation or reorganization or the ultimate entity controlling such corporation (the "Surviving Corporation") in

substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation or reorganization;

(2) the individuals who are members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation or reorganization constitute at least two-thirds (2/3) of the members of the board of directors of the Surviving Corporation and no agreement, plan or arrangement is in place to change the composition of the board following the merger, consolidation or reorganization such that the Incumbent Board would constitute less than two-thirds (2/3) of the reconstituted board;

(3) no person (other than the Company, any Subsidiary, or any employee benefit plan (or any trust forming a part thereof) maintained by the Company, the Surviving Corporation or any Subsidiary, or any Person who immediately prior to such merger, consolidation or reorganization had Beneficial Ownership of twenty percent (20%) or more of the then-outstanding Voting Securities) has Beneficial Ownership of twenty percent (20%) or more of the combined voting power of the Surviving Corporation's then-outstanding Voting Securities; and

(4) a transaction described in clauses (1) through (3) shall herein be referred to as a "Non-Control Transaction".

b) a complete liquidation or dissolution of the Company; or

c) an agreement for the sale or other disposition of all of the operating assets of the Company to any Person (other than a transfer to a Subsidiary).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the outstanding Voting Securities as a result of the acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities outstanding, increases the proportional number of shares Beneficially Owned by the Subject Person; provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Voting Securities by the Company, and after such share acquisition by the Company the Subject Person becomes the Beneficial Owner of any additional Voting Securities which increases the percentage of the then-outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

c) "Code" means the Internal Revenue Code of 1986, as amended.

d) "Committee" means the Compensation Committee or similar committee of the Board of Directors.

e) "Common Stock" means the common stock, par value $.001 per share, of the Company.

f) "Corporate Transaction" means any (i) reorganization or liquidation of the Company, (ii) reclassification of the Company's capital stock, (iii) merger of the Company with or into another corporation, or (iv) the sale of all or substantially all the assets of the Company, which results in a significant number of employees being transferred to a new employer or discharged or in the creation or severance of a parent-subsidiary relationship.

g) "Date of Grant" means, as the case may be: (i) the date the Committee approves the grant of an Option pursuant to this Plan; or (ii) such later date as may be specified by the Committee as the date a particular Option granted pursuant to this Plan will become effective.

h) "Employee" means any person employed by the Company within the meaning of Section 3401(c) of the Code and the regulations promulgated thereunder. For purposes of any Non-Qualified Option only, any officer or director of the Company shall be considered an Employee even if he is not an employee within the meaning of the first sentence of this subsection.

i) "Exercise Price" means the price per share which must be paid upon exercise of an Option in cash or property or a combination of both.

j) "Fair Market Value" means: (i) if the Common Stock is traded in a market in which actual transactions are reported, the mean of the high and low prices at which the Common Stock is reported to have traded on the relevant date in all markets on which trading in the Common Stock is reported or, if there is no reported sale of the Common Stock on the relevant date, the mean of the highest reported bid price and lowest reported asked price for the Common Stock on the relevant date; (ii) if the Common Stock is Publicly Traded but only in markets in which there is no reporting of actual transactions, the mean of the highest reported bid price and the lowest reported asked price for the Common Stock on the relevant date; or (iii)if the Common Stock is not Publicly Traded, the value of a share of Common Stock as determined by the most recent valuation prepared by an independent expert at the request of the Committee.

k) "Incentive Stock Option" means any Option which, at the time of the grant, is an incentive stock option within the meaning of Section 422 of the Code.

l) "Non-Qualified Option" means any Option that is not an Incentive Stock Option pursuant to the terms of this Plan..

m) "Option" means any option granted pursuant to this Plan.

n) "Publicly Traded" means that a class of stock is required to be registered pursuant to Section 12 of the Exchange Act, or that stock of that class has been sold within the preceding 12 months in an underwritten public offering, or stock that is regularly traded in a public market.

o) "Retirement" means a Termination of Employment by reason of an Employee's retirement at a time when the Employee is at least 65 years old, other than by reason of a termination by resignation, discharge, death or Total Disability or the resignation, failure to stand for re-election or dismissal from the Board of Directors.

p) "Termination of Employment" means the time when the employee-employer relationship between an Employee and the Company ceases to exist for any reason including, but not limited to, a termination by resignation, discharge, death, Total Disability or Retirement, or the resignation, failure to stand for re-election or dismissal from the Board of Directors.

q) "Total Disability" means the inability of an Employee to perform the material duties of his or her job by reason of a medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months. All determinations as to the date and extent of disability of an Employee will be made in accordance with the written policy pertaining to Employee disability, if any, of the Company by which the Employee is employed. In the absence of a written policy pertaining to Employee disability, all determinations as to the date and extent of disability of an Employee will be made by the Committee in its sole and absolute discretion. In making its determination, the Committee may consider the opinion of the personal physician of the Employee or the opinion of an independent licensed physician of the Company's choosing.

3. **Effective Date of the Plan**

The "effective date" of this Plan is May 22, 2002.

4. **Administration of the Plan**

Either the Board of Directors or the Committee shall be responsible for the administrafon of this Plan, and shall grant Options pursuant to this Plan. Subject to the express provisions of this Plan, the Committee shall have full authority to interpret this Plan, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations which it believes to be necessary or advisable in administering this Plan. The determinations of the Committee on the matters referred to in this section shall be conclusive. The Committee may not amend this Plan. No member of the Committee shall be liable for any act or omission in connection with the administration of this Plan unless it resulted from the member's willful misconduct.

5. The Committee

The Committee shall hold its meeting at such times and places as it may detemine and shall maintain written minutes of its meetings. A majority of the members of the Committee shall constitute a quorum at any meeting of the Committee. All determinations of the Committee shall be made by the vote of a majority of the members who participate in a meeting. The members of the Committee may participate in a meeting of the Committee in person or by conference telephone or similar communications equipment by means of which all members can hear each other. Any decision or determination by written consent of all of the members of the Committee shall be as effective as if it had been made by a vote of a majority of the members who participate in a meeting.

6. Stock Subject to the Plan

The maximum number of shares of Common Stock as to which Options may be granted pursuant to this Plan is 600,000 shares. The maximum number of shares of such Common Stock shall be reduced each year by the grant of Options as provided herein. If any Option expires or is canceled without being exercised in full, the number of shares as to which the Option is not exercised will once again become shares as to which new Options may be granted. The Common Stock that is issued on exercise of Options may be authorized but unissued shares or shares that have been issued and reacquired by the Company.

7. Persons Eligible to Receive Options

Options may be granted only to Employees, as defined in Section 2(h) above.

8. Grants of Options

a) In General. Except as otherwise provided herein, the Committee shall have complete discretion to determine when and to which Employees Options are to be granted, the number of shares of Common Stock as to which Options granted to each Employee will relate, whether Options granted to an Employee will be Incentive Stock Options or Non-Qualified Options or partly Incentive Stock Options and partly Non-Qualified Options and, subject to the limitations in Sections 9 and 10 below, the Exercise Price and the term of Options granted to an Employee. Any Options that are not designated as Incentive Stock Options when they are granted shall be Non-Qualified Options. No grant of an Incentive Stock Option may be conditioned upon a Non-Qualified Option's having yet been exercised in whole or in part, and no grant of a Non-Qualified Option may be conditioned upon an Incentive Stock Option's having not been exercised in whole or in part.

9. Option Provisions

a) Exercise Price. The Exercise Price of each Option shall be as determined by the Committee; provided, however, that in the case of Incentive Stock Options, the Exercise Price shall not be less than 100% of the Fair Market Value of the Common Stock on the Date of Grant of the Option.

b) Term. The term of each Option shall be as determined by the Committee, but in no event shall the term of an Option (whether or not an Incentive Stock Option) be longer than ten (10) years from the Date of Grant.

c) Manner of Exercise. An Option that has vested pursuant to the terms of this Plan may be exercised in whole or in part, in increments of a minimum of one hundred (100) shares, at any time, or from time to time, during its term. To exercise an Option, the Employee exercising the Option must deliver to the Company, at its principal office:

i) a written notice of exercise of the Option, which states the extent to which the Option is being exercised and which is executed by the Employee;

ii) a check in an amount, or Common Stock with a Fair Market Value, equal to the Exercise Price of the Option times the number of shares being exercised, or a combination of the foregoing; and

iii) a check equal to any withholding taxes the Company is required to pay as a result of the exercise of the Option by the Employee. If permitted by the Board of Directors or the Committee, either at the time of the grant of the Option or the time of exercise, the Employee may elect, at such time and in such manner as the Board of Directors or the Committee may prescribe, to satisfy such withholding obligation by (A) delivering to the Company Common Stock (which in the case of Common Stock acquired from the Company shall have been owned by the Employee for at least six months prior to the delivery date) having a fair market value equal to such withholding obligation, or (B) requesting that the Company withhold from the shares of Common Stock to be delivered upon the exercise a number of shares of Common Stock having a fair market value equal to such withholding obligation. The day on which the Company receives all of the items specified in this subsection shall be the date on which the Option is exercised to the extent described in the notice of exercise.

d) Delivery of Stock Certificates. As promptly as practicable after an Option is exercised, the Company shall cause the transfer agent to deliver to the Employee who exercises the Option certificates, registered in that person's name, representing the number of shares of Common Stock that were purchased by the exercise of the Option. Unless the Common Stock was issued in a transaction that was registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"), each certificate may bear a legend to indicate that if the Common Stock represented by the certificate was issued in a transaction that was not registered pursuant to the Securities Act, and may only be sold or transferred in a transaction that is registered pursuant to the Securities Act or is exempt from the registration requirements of the Securities Act.

e) Vesting of Options. Except as otherwise provided in this Plan, the Options granted hereunder to Employees shall be subject to such conditions as to vesting as shall be determined by the Committee, in its sole and absolute discretion, at the Date of Grant of the Option, and the terms of such vesting shall be clearly set forth in the instrument granting the Option; provided, however, that upon a Change of Control, any Options that have not yet vested in accordance with the terms of this Plan and the Stock Option Agreement shall vest upon such Change of Control. An Option shall "vest" at such time as it becomes exercisable in accordance with this Plan and the Stock Option Agreement. Upon exercise of an Option and the delivery the stock certificates as provided herein, the Common Stock acquired upon exercise of the Option shall not be subject to forfeiture by the Employee for any reason whatsoever.

f) Non-Transferability of Options. During the lifetime of a person to whom an Option is granted pursuant to this Plan, the Option may be exercised only by that person or by his or her guardian or legal representative, except to the extent the Board of Directors or the Compensation Committee shall otherwise determine, whether at the time the option is granted or thereafter, and then only for estate planning purposes to a trust wherein the option holder is the trustee, and except to the extent the Board of Directors or the Committee shall otherwise determine, whether at the time Option is granted or thereafter. An Option may not be assigned, transferred, sold, pledged or hypothecated in any way; shall not be subject to levy or execution or disposition under the Bankruptcy Code of 1978, as amended, or any other state or federal law granting relief to creditors, whether now or hereafter in effect; and shall not be transferable otherwise than by will or the laws of descent and distribution. The Company will not recognize any attempt to assign, transfer, sell, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of this Plan, or to levy any attachment, execution or similar process upon any Option and, except as expressly stated in this Plan, the Company shall not be required to, and shall not, issue Common Stock on the exercise of an Option to anyone who claims to have acquired that Option from the person to whom it was granted in violation of this subsection.

g) Retirement of Holder of Option. If there is a Termination of Employment of an Employee to whom an Option has been granted due to Retirement, each Incentive Stock Option held by the retired Employee, whether or not then vested, may be exercised until the earlier of: (x) the end of the three (3) month period immediately following the date of such Termination of Employment; or (y) the expiration of the term specified in the Option. In the case of a Non-Qualified Option, there shall be substituted the words, "the end of the twelve (12) month period" for the words "the end of the three (3) month period" in the immediately preceding sentence.

h) Total Disability of Holder of Option. If there is a Termination of Employment of an Employee to whom an Option has been granted by reason of his or her Total Disability, each Option held by the Employee, whether or not then vested, may be exercised until the earlier of: (x) the end of the twelve (12) month period immediately following the date of such Termination of Employment; or (y) the expiration of the term specified in the Option.

i) Death of Holder of Option. If there is a Termination of Employment of an Employee to whom an Option has been granted by reason of (i) his or her death, or (ii) the death of a former Employee within three (3) months following the date of his or her Retirement (or, in the case of a Non-Qualified Option, within twelve (12) months following the date of his or her Retirement), or (iii) the death of a former Employee within twelve (12) months following the date of his or her Termination of Employment by reason of Total Disability, then each Option held by the person at the time of his or her death, whether or not then vested, may be exercised by the person or persons to whom the Option shall pass by will or by the laws of descent and distribution (but by no other persons) until the earlier of: (x) the end of the twelve (12) month period immediately following the date of death (or such longer period as is permitted by the Committee); and (y) the expiration of the term specified in the Option, provided, however, that in no event is the term of the Option to be deemed to expire prior to the end of three (3) months from the date of death of the Employee.

j) Termination of Employment Other Than for Retirement, Death or Disability. Unless the Committee or the Board of Directors states otherwise with respect to a specific Option, if there is a Termination of Employment of an Employee to whom an Option has been granted pursuant to this Plan for any reason other than the Retirement, death or Total Disability of the Employee, then all Options held by such Employee which are then vested may be exercised until the earlier of: (x) the three (3) month period immediately following the date of such Termination of Employment; or (y) the expiration of the term specified in the Option.

k) Stock Option Agreement. As promptly as practicable after an Employee is granted an Option pursuant to this Plan, the Committee shall send the Employee a document setting forth the terms and conditions of the grant. The form of grant document shall be substantially as set forth in Exhibit "A-1" attached hereto. Each Option granted pursuant to this Plan must be clearly identified as to whether it is or is not an Incentive Stock Option and shall set forth all other terms and conditions relating to the exercise thereof. In the case of an Incentive Stock Option, the document shall include all terms and provisions that the Committee determines to be necessary or desirable in order to qualify the Option as an Incentive Stock Option within the meaning of Section 422 of the Code. If an Employee is granted an Incentive Stock Option and a Non-Qualified Option at the same time, the Committee shall send the Employee a separate document relating to each of the Incentive Stock Option and the Non-Qualified Option.

l) Registration of Plan. Upon a Change of Control, the Company agrees to use its best efforts to cause the Plan to be registered under the Securities Act at the earliest possible time. The Company shall have no other obligations to register the Plan unless directed to do so by the Board of the Company based on the Company's best interests.

10. Special Provisions Relating to Incentive Stock Options

No Incentive Stock Option may be granted pursuant to this Plan after ten (10) years from the first to occur of: (i) the date this Plan is adopted by the Board of Directors; or (ii) the date this Plan is approved by the stockholders of the Company. No Incentive Stock Option may be exercised after the expiration of ten (10) years from the Date of Grant or such shorter period as is provided herein. Notwithstanding Section 8(b) hereof, Incentive Stock Options may not be granted to an Employee who, at the time the Option is granted, owns more than ten percent (10%) of the total combined voting power of the stock of the Company, unless: (i) the purchase price of the Common Stock pursuant to the Incentive Stock Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock on the Date of Grant; and (ii) the Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the Date of Grant. The Committee is authorized, pursuant to the last sentence of Section 422(b) of the Code, to provide at the time an Option is granted, pursuant to the terms of such Option, that such Option shall not be treated as an Incentive Stock Option even though it would otherwise qualify as an Incentive Stock Option. The terms of any Incentive Stock Option granted hereunder shall, in the hands of any individual grantee thereof, be subject to the dollar limitations set forth in Section 422(d) of the Code (pertaining to the $100,000 per year limitation).

11. Recapitalization

a) In General. If the Company increases the number of outstanding shares of Common Stock through a stock dividend or a stock split, or reduces the number of outstanding shares of Common Stock through a combination of shares or similar recapitalization then, immediately after the record date for the change: (i) the number of shares of Common Stock issuable on the exercise of each outstanding Option granted pursuant to this Plan (whether or not then vested) shall be increased in the case of a stock dividend or a stock split, or decreased in the case of a combination or similar recapitalization that reduces the number of outstanding shares, by a percentage equal to the percentage change in the number of outstanding shares of Common Stock as a result of the stock dividend, stock split, combination or similar recapitalization; (ii) the Exercise Price of each outstanding Option granted pursuant to this Plan (whether or not then vested) shall be adjusted so that the total amount to be paid upon exercise of the Option in full will not change; and (iii) the number of shares of Common Stock that may be issued on exercise of Options granted pursuant to this Plan (whether or not then vested) and that are outstanding or remain available for grant shall be increased or decreased by a percentage equal to the percentage change in the number of outstanding shares of Common Stock. Any fractional shares will be rounded up to whole shares.

b) Corporate Transactions. If, as a result of a Corporate Transaction while an Option granted pursuant to this Plan is outstanding (whether or not then vested), and the holders of the Common Stock become entitled to receive, with respect to their Common Stock, securities or assets other than, or in addition to, their Common Stock, then upon exercise of that Option the holder shall receive what the holder would have received if the holder had exercised the Option immediately before the first Corporate Transaction that occurred while the Option was outstanding and as if the Company had not disposed of anything the holder would have received as a result of that and all subsequent Corporate Transactions. the Company shall not agree to any Corporate Transaction unless the other party to the Corporate Transaction agrees to make available on exercise of the Options granted pursuant to this Plan that are outstanding at the time of the Corporate Transaction, the securities or other assets the holders of those Options are entitled pursuant to this subsection to receive.

12. Rights of Option Holder

a) Stockholder. The holder of an Option (whether or not then vested) shall not have any rights as a stockholder by reason of holding that Option. Upon exercise of an Option granted pursuant to this Plan, the holder shall be deemed to acquire the rights of a stockholder when, but not before, the issuance of Common Stock as a result of the exercise is recorded in the stock transfer records of the Company.

b) Employment. Nothing in this Plan or in the grant of an Option shall confer upon any Employee the right to continue in the employ of the Company or shall interfere with or restrict in any way the rights of the Company to discharge any Employee at any time for any reason whatsoever, with or without cause.

13. Laws and Regulations

The obligation of the Company to sell and deliver shares of Common Stock on vesting and exercise of

Options granted pursuant to this Plan shall be subject to the condition that counsel for the Company be satisfied that the sale and delivery thereof will not violate the Securities Act or any other applicable laws, rules or regulations. In addition, the Company may, as a condition to such sale and delivery, require the Employee to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required pursuant to such securities laws.

14. Withholding of Taxes

a) In General. In addition to the requirement set forth in Section 9(c) above that, in order to exercise an Option granted pursuant to this Plan a person must make a payment to the Company or authorize withholding in order to enable the Company to pay any withholding taxes due as a result of the exercise of that Option, if an Employee who exercised an Incentive Stock Option disposes of shares of Common Stock acquired through exercise of that Incentive Stock Option either (x) within two years after the Date of Grant of the Incentive Stock Option or (y) within one year after the issuance of the shares on exercise of the Incentive Stock Option then, promptly thereafter, the Employee shall notify the Company of the occurrence of the event and the amount realized upon the disposition of such Common Stock by the Employee, and pay any federal, state and other taxes due as a result thereof.

b) Withholding of Taxes. If, whether because of a disposition of Common Stock acquired on exercise of an Incentive Stock Option, the exercise of a Non-Qualified Option or otherwise, the Company becomes required to pay withholding taxes to any federal, state or other taxing authority and the Employee fails to provide the Company with the funds with which to pay that withholding tax, then the Company may withhold, subject to applicable state law, up to 50% of each payment of salary or bonus to the Employee (which will be in addition to any other required or permitted withholding), until the Company has been reimbursed for the entire withholding tax it was required to pay.

15. Reservation of Shares

The Company shall at all times keep reserved for issuance on exercise of Options granted pursuant to this Plan a number of authorized but unissued or reacquired shares of Common Stock equal to the maximum number of shares the Company may be required to issue on exercise of outstanding Options (whether or not then vested) granted pursuant to this Plan.

16. Amendment of the Plan

The Board of Directors may, at any time and from time to time, modify or amend this Plan in any respect effective at any date the Board of Directors determines; provided, however, that, without the approval of the stockholders of the Company the Board of Directors may not increase the maximum number of Incentive Stock Options that may be granted under the Plan. No modification or amendment of this Plan shall, without the consent of the holder of an outstanding Option (whether nor not then vested), adversely affect the holder's rights pursuant to that Option.

17. Termination of the Plan

The Board of Directors may suspend or terminate this Plan at any time or from time to time, but no such action shall adversely affect the rights of a person holding an outstanding Option, whether or not then vested, granted pursuant to this Plan prior to that date.

EXHIBIT "A-1"

STOCK OPTION AGREEMENT

This Agreement is made as of __________, 20__, by and between **PROXYMED, INC.** (the "Company") and ____________, who is an employee, officer or director of the Company or one of its subsidiaries (the "Employee").

WHEREAS, the Employee is a valuable and trusted employee, officer or director of the Company, and the Company considers it desirable and in its best interests that the Employee be given an inducement to acquire a further proprietary interest in the Company, and an added incentive to advance the interests of the Company by possessing a right (the "Option Right") to purchase shares of the Company's common stock, $.001 par value (the "Option Stock"), in accordance with the PROXYMED, INC. 2002 Stock Option Plan (the "Plan").

NOW, THEREFORE, in consideration of the premises, it is agreed by and between the parties as follows:

1. Definitions. All terms not defined herein and defined in the Plan shall be given the meaning expressed in the Plan.

2. Grant of Option. The Company hereby grants to the Employee the right, privilege and option to purchase the number of shares of Option Stock, at the purchase price as shown on Schedule I attached hereto (the "Option Price"), in the manner and subject to the conditions hereinafter provided in this Agreement and as provided in the Plan. The Option Right granted hereunder is either an Incentive Stock Option or Non-Qualified Option, as specified on Schedule

3. Time of Exercise of Option. The aforesaid Option Right may be exercised at any time, subject to Section 4, below, and from time to time, until the termination thereof as provided in Paragraph 6, below, or as otherwise provided in the Plan; provided, however, that the Option Right granted herein may not be exercised after the termination date as shown on Schedule I, unless provided otherwise in the Plan.

4. Vesting of Option Right. The Option Right shall vest as provided in Schedule I.

5. Method of Exercise. The Option Right shall be exercised in whole or in part, in increments of a minimum of one hundred (100) shares, at any time, or from time to time, during its term. To exercise an option, the Employee shall deliver written notice in the form attached hereto as Schedule II to the Company at its principal place of business, accompanied by payment of the Option Price per share and compliance with such other conditions and requirements as set forth in the Plan. Payment shall be made by a check, plus a check equal to any withholding taxes that the Company is required to pay as a result of the exercise of the Option by the Employee.

Subject to the terms and conditions set forth in the Plan, as promptly as practicable after an Option is exercised, the Company shall deliver such shares issuable upon exercise of the Option.

6. Termination of Employment. The rights and obligations of the Employee upon Termination of Employment shall be as set forth in the Plan.

7. Restrictions on Certain Resales. The shares issuable upon exercise of this Option have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering. The holder may not resell the shares purchased hereunder except pursuant to registration under the Securities Act or an exemption therefrom.

Resales of shares issuable hereunder may be subject to other state and federal securities laws. The Employee is advised to consult with legal counsel as to compliance with the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and such other laws prior to resale of such shares.

The Company, as a condition to the exercise of an Option to acquire shares not registered under the Securities Act, may require the Employee to represent and warrant at the time of any exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by the Securities Act.

8. Reclassification, Merger, etc. The rights and obligations of the Company and the Employee as a result of the transactions specified in Section 11 of the Plan shall be as provided therein.

9. Rights Prior to Exercise of Option. This Option Right is nonassignable and nontransferable by the Employee except as provided in the Plan and, during his lifetime, is exercisable only by him. The Employee shall have no rights as a stockholder with respect to the Option Stock until payment of the Option Price and delivery to him of such shares as herein provided. Nothing in this Agreement shall confer any right in an employee to continue in the employment of the Company or interfere in any way with the right of the Company to terminate such employment at any time.

10. Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

11. Discrepancies. If there appears to be any discrepancies between this Agreement and the Plan, they shall be interpreted and determined by the terms and conditions of the Plan.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day and year first above written.

PROXYMED, INC.

By: ______________________________
Rafael G. Rodriguez, Secretary

By: ______________________________
Michael K. Hoover, Chairman and Chief Executive Officer

I hereby accept the stock option right offered to me by the Company, as set forth in this Stock Option Agreement dated as of ________, 20__, and Schedule I which is attached thereto.

Accepted by:

Employee:

____
Employee Signature

____
Date

SCHEDULE I

The information set forth in this Schedule I is subject to all of the terms of the PROXYMED, INC. 2002 Stock Option Agreement to which this Schedule is attached.

1. Name of Employee, Officer or Director:

   ____

2. Address:

   ____

   ____

3. Social Security Number: ____________________

4. Number of Shares: ___________

5. Exercise Price: $____ per share [closing price at close of business on _____]

6. Type of Option (check one):

   [ ] Incentive Stock Option

   [ ] Non-Qualified Stock Option

7. Number of Shares Date Vested Termination Date

Number of Shares	Date Vested	Termination Date

REFERENCE IS MADE TO THE 2002 STOCK OPTION PLAN FOR CERTAIN EVENTS SUCH AS DEATH, DISABILITY, CHANGE OF CONTROL AND TERMINATION OF EMPLOYMENT THAT CAUSE THESE OPTIONS TO EXPIRE PRIOR TO THE TERMINATION DATE SET FORTH ABOVE.

SCHEDULE II

NOTICE OF EXERCISE

I, the undersigned Employee, hereby give notice of the exercise of the Option described below, to the extent and in the manner specified herein, subject to the all of the terms and conditions of the PROXYMED, INC. STOCK OPTION AGREEMENT granting this Option and the PROXYMED, INC. 2002 STOCK OPTION PLAN. If the shares to be acquired pursuant to this exercise of the Option are not registered under the Securities Act of 1933, as amended, the undersigned represents and warrants that the shares are being purchased only for investment and without any present intention to sell or distribute such shares.

1. Name of Employee, Officer or Director: ______________

2. Address:

   ____

   ____

   ____

3. Social Security Number: ____________

4. Number of Shares Being Exercised on This Date: ______________

5. Exercise Price: $____ per share

6. Manner of Payment:

   ______ Check (amount enclosed: $__________)

____

Employee Signature

DATE: ____________________

Signature Guarantee:

____

ProxyMed®

Where Healthcare Connects℠

Dear Shareholders,

I am pleased to report that in 2001 we completed the very successful turnaround of ProxyMed. Since the new executive team came aboard in 2000, we have taken ProxyMed to record revenues and positive cash flows. We have also greatly simplified our capital structure through a series of warrant exchanges and preferred stock conversions and, as a result, were able to attract new institutional investors for the first time in over two years. Through the efforts of our management team and every associate in the Company, we achieved all of our goals for 2001.

Our success in 2001 is certainly evidenced by meeting our financial guidance, including an increase in revenue of 29% to $43.2 million, and the generation of the first EBITDA and cash flow profits in the history of the Company. We grew our ProxyNet transaction volume over 48% over 2000 levels and ended the year on a transaction run-rate of 106 million transactions, making us the second largest physician connectivity provider in the nation. We believe that we are the only company in the country to offer payer, pharmacy and lab connectivity solutions.

Over the past year we have focused primarily on core growth, and have been successful utilizing our sales methodology, called FOCUS, as well as through cross-selling initiatives. By targeting the small physician office market, which are those offices with 1 to 9 physicians, we have been able to penetrate a market niche that is underserved by our competitors. As a result of this FOCUS program in our payer connectivity solutions, for example, we have today over 60,000 direct physician clients, with over 90% of our submitting sites fitting this small physician profile. We are successful not just because of our market leadership positions but because of our unsurpassed service levels.

Looking ahead to 2002, we will drive our success through leveraging our unique clinical and financial transaction sets to deepen our relationship with payers and other healthcare partners, by signing new physician offices and cross-selling our services to our existing and new physician offices, and through pursuing strategic acquisitions that are accretive to our operations. As a result of our hard work, we are well-positioned to meet our financial and operational goals. Our recent $25 million investment from General Atlantic Partners only strengthens the positioning of ProxyMed as the premiere and one of the only profitable physician connectivity companies in our industry.

Our new mission statement is as follows: *"ProxyMed solves the business problems of physician offices every day by automating their financial, administrative and clinical transactions with their respective healthcare partners. We exceed customer expectations through our expertise, proven methodologies and dedication to service excellence."* With this statement driving both our day-to-day and long-term philosophies, I am confident that ProxyMed is in the best position ever to be successful.

Sincerely,

Michael K. Hoover

Michael K. Hoover
Chairman and Chief Executive Officer
April 11, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 000-22052

PROXYMED, INC.
(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	65-0202059 (I.R.S. Employer Identification No.)

2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317-7424
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (954) 473-1001

Securities registered under Section 12(b) of the Act: NONE

Securities registered under Section 12(g) of the Act:

Common Stock, $.001 Par Value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by non-affiliates of the registrant computed using $16.76 per share, the closing price of the registrant's common stock on the Nasdaq National Market on March 27, 2002, was $69,349,922.

As of March 27, 2002, 5,141,818 shares of the registrant's common stock were issued and outstanding.

Documents Incorporated by Reference: Definitive Proxy Statement for the registrant's 2002 Annual Meeting of Shareholders (incorporated in Part III to the extent provided in Items 10, 11, 12 and 13 hereof).

PART I

ITEM 1. OUR BUSINESS

ProxyMed, Inc. is an electronic healthcare transaction processing services company providing connectivity services and related value-add products to physician offices, payers, medical laboratories, pharmacies and other healthcare institutions. Unlike our competitors, we maintain an open electronic network for electronic transactions with no equity ownership in businesses engaged in the front-end (i.e., physician practice management software system vendors and other physician desk top vendors) or in the back-end (i.e., payers, laboratories and pharmacies). Our business strategy is to leverage our leadership position in connectivity services in order to establish ProxyMed as the premier provider of automated financial, clinical, and administrative transaction services primarily between small physician offices (offices with one to nine physicians) and payers, clinical laboratories and pharmacies. With our neutral position, we believe that we can better attract both front-end and back-end partners who may be more comfortable doing business with a non-competitive partner.

Our electronic transaction processing services support a broad range of financial, clinical, and administrative transactions. To facilitate these services, we operate *ProxyNet*, our secure, proprietary national electronic information network, which provides physicians and other healthcare providers with connectivity to one of the industry's largest group of insurance companies and managed care payers, the largest group of clinical laboratories, and the largest group of chain and independent pharmacies. Our products and services are provided from our four operational facilities located in Fort Lauderdale, Florida; New Albany, Indiana; Santa Ana, California, and Atlanta, Georgia. We also operate our clinical and real-time production computer network from a secure, third-party co-location site in Atlanta, Georgia.

According to industry analysts, the healthcare marketplace was over a $1.3 trillion industry in 2000, with 600,000 physicians controlling over 80% of the spending. The healthcare industry is one of the most transaction oriented industries in the country and generates over 30 billion financial and clinical transactions each year, including new prescription orders, refill authorizations, laboratory orders and results, medical insurance claims, insurance eligibility inquiries, encounter notifications, and referral requests and authorizations. Even with healthcare information technology spending at $22 billion per year and growing at rates of 10% to 20% annually, we believe that the healthcare industry's use of technology lags behind many other transaction-intensive industries, with the vast majority of these healthcare transactions being performed manually and on paper. For physician offices, payers, laboratories and pharmacies to meet the financial, clinical, and administrative demands of an evolving managed care system, we believe that participants in the healthcare system will need to process many of these types of transactions electronically. Due to the number of participants, variety of standards and complexity of establishing reliable and secure communication networks, the healthcare industry needs companies such as ProxyMed with its secure, proprietary systems to facilitate the processing of these transactions, its extensive connectivity to back-end healthcare institutions, and its ability to market to the underserved niche of small physician office practices.

Acquisition of MDP Corporation:

In May 2001, we acquired substantially all of the assets of MDP Corporation, a privately-owned electronic claims clearinghouse and patient statement processor based in Atlanta, Georgia, for $10 million. We paid $3 million at closing and executed a $7 million promissory note, payable in May 2002. Interest on this note was payable monthly at 7% simple interest. In January 2002, we paid this note in full.

Reverse Stock Split:

In August 2001, our Board of Directors effected a 1-for-15 reverse stock split of the our common stock, par value $.001 per share. All share and per share amounts have been restated to reflect this transaction.

Subsequent Event:

On March 26, 2002, we agreed to sell 1,569,366 shares of unregistered common stock at $15.93 per share in a private placement to four entities affiliated with General Atlantic Partners, LLC ("GAP"), a private equity investment fund. The transaction, which is expected to close on April 5, 2002, will result in net proceeds to us of $25 million. No placement agent was used in this transaction. In addition, we also agreed to issue a two-year warrant for the purchase of 549,279 shares of common stock at $15.93 per share. All shares sold are subject to a one year lock-up agreement from the date of closing. We have agreed to grant GAP certain demand and "piggy back" registration rights starting one year from closing. Additionally, in connection with the transaction, our board of directors appointed a general partner of GAP to fill a vacancy on our board.

* * *

Our corporate offices are located at 2555 Davie Road, Suite 110, Fort Lauderdale, Florida 33317-7424, and our telephone number is (954) 473-1001.

As used in this report, unless the context requires otherwise, "we", "us", "our", "ProxyMed" or the "Company", means ProxyMed, Inc. and its consolidated subsidiaries. Italicized terms in this document indicate trademarks or other protected intellectual property that we own or license.

Overview of ProxyMed. Where Healthcare Connects™

Our mission statement is as follows: "ProxyMed solves the business problems of physician offices every day by automating their financial, administrative and clinical transactions with their healthcare institution partners. We exceed customer expectations through our expertise, proven methodologies and dedication to service excellence."

Our focus is connecting small physician offices with their contracted financial and clinical partners so that they can conduct transactions electronically. We are organized into two business segments: Electronic Healthcare Transaction Processing and Laboratory Communication Solutions. Electronic Healthcare Transaction Processing includes transaction and value-added services principally between physician offices and insurance companies (Payer Services) and physician offices and pharmacies/pharmacy benefit managers (Prescription Services); and Laboratory Communication Solutions includes the sale, lease and service of communication devices principally to laboratories and the contract manufacturing of printed circuit boards (Laboratory Services).

We are well positioned today in each of our business units. We believe we are the second largest medical claims clearinghouse for physician offices, the largest provider of intelligent laboratory results reporting devices, and the largest provider of retail pharmacy to physician connectivity. In 2001, we processed approximately 88 million electronic transactions among physician offices, payers, laboratories and pharmacies. We leverage the connectivity of our back-end transaction network, *ProxyNet*, and continue to add partners by developing new value-added products and services, by adding additional payer transaction types such as improved eligibility and claim status reports, and by expanding our Internet-based transaction offerings such as claims, lab orders, lab results reporting and prescription refills through our Internet website, *proxyMed.com*. We are an attractive, neutral partner to front-end electronic healthcare companies who are focused on physician office services, as we remain the only national and independent transaction center that does not compete with them for the physician's desktop and who can connect their physician offices on the back-end to carry on electronic transactions between them and their payers, laboratories and pharmacies.

Our business is driven by the healthcare community's need to process information more efficiently

With 30 billion financial and clinical transactions being generated each year, the major drivers of our business are those physicians who wish to adopt secure electronic solutions that improve the quality of their patient care while reducing costs and administration time. We believe that it is just a matter of time before the majority of physicians, payers, laboratories and pharmacies embrace the electronic transmission and processing of virtually all of a patient's clinical and financial transactions. Our efforts concentrate on the innovative design of our products and services that make these electronic transactions easy to use, fast, reliable and secure. *ProxyNet*, our secure, proprietary national healthcare information network, is the key enabler that makes this possible. We are a leader in providing these back-end connections and offer a host of transaction services to smaller physician offices which we believe reduce costs by increasing efficiency, minimizing transcription errors, and enabling physicians to make more informed decisions at the point of care.

Connectivity to institutions and to physicians are key strengths

Our advantage lies in two critical areas. First, we offer the industry's broadest range of financial, clinical and administrative connectivity available from a single company. Our existing connectivity to payers positions us as the second largest medical claims clearinghouse in the industry with 92% of our annual transaction volume sent directly to the designated payer rather than being routed through other transaction centers. Our claims clearinghouse is also one of only nine in the country to currently be certified by the Electronic Healthcare Network Accreditation Commission (EHNAC). In addition, we are the largest provider of intelligent laboratory results reporting devices and the largest provider of retail pharmacy connectivity. Our electronic transaction processing services support a broad range of financial transactions (such as claims, patient statements, claims status reports, eligibility verification, explanations of benefits and electronic remittance advices); clinical transactions (such as laboratory results, new prescription orders and prescription refills); and administrative transactions (such as patient notifications). These connections allow information to reliably move back and forth from the physician's office to the appropriate healthcare institution (payer, laboratory and pharmacy) facilitating diagnosis, treatment and payment.

Our second advantage is our extensive physician relationships. We have approximately 60,000 physicians directly using at least one of our existing solutions and approximately 40,000 more using our services through other intermediaries. To reach these direct and partnered physicians, we have licensing and connectivity agreements with many national and regional companies, such as practice management system vendors, billing services, and electronic healthcare companies, and with physician offices directly. These relationships offer us an opportunity to cross-sell our products and services to our existing physician office customer base.

We have built a comprehensive back-end model which would be difficult and time-consuming to replicate

We were an early entrant into the healthcare electronic transaction industry, having developed, as a result of our own efforts and through acquisitions, our back-end connectivity for both financial and clinical transactions. We believe that the development and maintenance of our connections from both a technical and relationship perspective were costly, complex and time-consuming, and represent a barrier to entry for would-be competitors. Having accomplished much of this task, there is an opportunity for us to leverage our existing connectivity and existing relationships, especially since we believe we are the only connectivity company that is, in fact, processing new prescriptions, refill prescriptions, laboratory test results reports and financial transactions over a single network.

Current Products and Services

We offer a variety of financial and clinical electronic processing services through our suite of Windows®-based[1] products, *proxyMed.com* and several direct network connection programs. Each of these entry points connects physician offices to *ProxyNet* and then route transactions to their contracted payer, laboratory and pharmacy partners.

Laboratory test results reporting, claims submission, insurance eligibility verification and prescription refills are all available today through *proxyMed.com*, our Internet website.

In our Payer Services business unit, we offer claims submission through our *EZ-Claims* software product and claims tracking through our *EZ-Response* product. Other services include patient statement processing, Explanation of Benefits (EOB) scanning, and Electronic Remittance Advice (ERA) management. Our Payer Services products and services currently reach over 60,000 physicians directly and another 40,000 through our strategic partner relationships.

In our Prescription Services business unit, we offer both new prescription ordering and refill management through our *PreScribe* family of products. There are currently over 1,600 physician clients using *PreScribe*. *PreScribe* and *ProxyNet* support the largest and oldest electronic and fax gateway infrastructure with connectivity to over 30,000 pharmacies nationwide.

Our Laboratory Services business unit offers lab order entry and results reporting through our recently announced *ProxyLab* product that can be deployed using a Windows[1] or web-based interface. We believe the *ProxyLab* Advantage, an enterprise solution combining *ProxyLab*'s engine with ProxyMed's implementation service offerings, makes *ProxyLab* the only true enterprise solution on the market today. We also offer several remote intelligent reporting devices for communicating lab results to physicians. These devices are used today in over 100,000 physician offices.

Product and Services Development

In the immediate future, we will expand our offerings through *proxyMed.com* to include new financial and clinical transactions such as claims response management, ERAs, encounters and new prescriptions. All of our existing web-based applications can be private-labeled and are being marketed through our channel partners to increase distribution opportunities.

In Payer Services, several initiatives are underway to convert all current transactions to their respective HIPAA-compliant formats (see "Healthcare and Privacy Related Legislation" below). HIPAA affords us many opportunities to increase both the number and type of transactions we offer to both physicians and payers. These new value-add services will position ProxyMed as a revenue cycle manager for physician offices.

In Laboratory Services, we are pursuing opportunities to convert our business from the traditional sale, lease and service of intelligent laboratory reporting devices to recurring transaction-based revenue

[1] Windows is a registered trademark of Microsoft Corporation.

streams. Our *ProxyLab* product will play a major role in this initiative, as well as our new *FleetWatch* service. *FleetWatch* monitors and reports the status of individual remote reporting devices within a fleet. This service is valuable to laboratories in its ability to detect and proactively resolve problems, many times before clients ever notice a disruption in service.

The total amount capitalized for purchased technology, capitalized software and other intangible assets as of December 31, 2001, was approximately $2,075,900, net of amortization. Research and development expense was approximately $1,960,700 in 2001, $3,130,000 in 2000, and $2,898,000 in 1999.

Marketing

We have a direct sales force and customer support staff which serves physician offices, payers, laboratories and pharmacies. In addition, since we do not compete for the physician desktop and allow for private branding of our value-added products and services, we are able to leverage the marketing and sales efforts of our partners by giving them even greater added value to drive our revenues and transactions.

Our marketing efforts are focused on providing connectivity solutions for the 250,000 small physician offices (one-to-nine physicians) in the United States, a niche that is underserved by our competitors. Of the physician offices that currently use our products and services directly, approximately 92% fall within this category.

We utilize a unique sales and marketing methodology called "FOCUS" (an acronym for Find, Obtain, Capture, Utilize and Service) for targeting, acquiring, retaining and maximizing the utilization of our services at the small physician office. The results of our FOCUS program indicate quick contract-to-implementation time frames, low attrition rates and high post-implementation satisfaction levels.

We utilize the following distribution channels for our products and services to maximize connectivity between physician offices, payers, laboratories, pharmacies and other healthcare providers:

Channel	Focus
Direct	We have a direct sales force of account executives, inside telemarketers, account managers and customer care representatives who serve our physician offices, payers, laboratories and pharmacies. We license access to our proprietary network, *ProxyNet*, and provide intelligent laboratory results reporting devices for communications between physicians and laboratories.
Partners	We work with the vendors of physician and pharmacy office management systems so that they may enable their existing applications to process transactions through *ProxyNet* between physicians and payers, laboratories and pharmacies. We also license these customers to offer our products and services under their own private label. We also connect other electronic transaction processing networks to *ProxyNet* so that the participants on both networks can communicate with each other in National Council of Pharmacy Drug Program (NCPDP) standard, HIPAA approved formats, and the HL-7 standard format for laboratories.
Internet	We are a provider of financial, clinical, and administrative electronic transaction processing services through our website, *proxyMed.com*, which may be easily accessed by any physician office with an Internet connection.

Competition

We face competition from many healthcare information systems companies and other technology companies. Many of our competitors are significantly larger and have greater financial resources than we do and have established reputations for success in implementing healthcare electronic transaction processing systems. Other companies, including WebMD Corporation, National Data Corporation, Per-Se Technologies, and other healthcare related entities such as MedUnite and RxHub LLC, have targeted this industry for growth, including the development of new technologies utilizing Internet-based systems. We cannot assure that we will be able to compete successfully with these companies or that these or other competitors will not commercialize products, services or technologies that render our products, services or technologies obsolete or less marketable.

Healthcare and privacy related legislation

Our customers are subject to extensive and frequently changing federal and state healthcare laws and regulations. Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Potential reform legislation may include:

- mandated basic healthcare benefits,
- controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid reimbursement,
- the creation of large insurance purchasing groups,
- fundamental changes to the healthcare delivery system,
- FTC enforcement actions of existing privacy laws relating to the Internet, or
- federal and state privacy and confidentiality statutes, regulations rules and guidelines covering medical records and patient information.

The federal Health Insurance Portability and Accountability Act of 1996, known as HIPAA, mandates the use of standard transactions, standard identifiers, security and other provisions for electronic claims transactions. HIPAA specifically designates clearinghouses (including us and other financial network operators) as the compliance facilitators for healthcare providers and payers. On August 17, 2000, the U.S. Department of Health and Human Services published final regulations to govern eight of the most common electronic transactions involving health information. Under a recently revised bill passed by the U.S. Congress, the deadline for the transaction code set aspects of HIPAA was extended to October 16, 2003, provided that a formal request for extension and plan for compliance is submitted by October 16, 2002. We believe that we will be able to submit the required plan to extend the deadline, and we believe that we will be in compliance by the 2003 deadline. In addition, the deadline for compliance with the privacy aspects of HIPAA is April 2003. We believe that we will be in compliance by this deadline.

We also expect, but have no assurances, that our business partners or customers, especially the smaller physician offices, who may also be covered by these regulations will also be in compliance by that date. In certain cases of non-compliance by our smaller physician office customers, we believe that we can extend services to assist them with compliance, and retain our existing relationships.

We anticipate that Congress and state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods, as well as Internet and healthcare privacy legislation, and that public debate of these issues will likely continue in the future. Due to uncertainties as to these reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on us.

Intellectual Property

In large part, our success is dependent on our proprietary information and technology. We rely on a combination of contract, copyright, trademark and trade secret laws and other measures to protect our proprietary information and technology. We have no patents. We have twelve (12) copyright registrations covering our various software and proprietary products. As part of our confidentiality procedures, we generally enter into nondisclosure agreements with our employees, distributors and customers, and limit access to and distribution of our software, databases, documentation and other proprietary information. We cannot assure that the steps taken by us will be adequate to deter misappropriation of our proprietary rights or that third parties will not independently develop substantially similar products, services and technology. Although we believe our products, services and technology do not infringe on any proprietary rights of others, as the number of software products available in the market increases and the functions of those products further overlap, we and other software and Internet developers may become increasingly subject to infringement claims. These claims, with or without merit, could result in costly litigation or might require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us.

Employees

As of March 19, 2002, we employed 269 full-time employees, and 8 part-time employees. We are not and never have been a party to a collective bargaining agreement. We consider our relationship with our employees to be good.

ITEM 2. PROPERTIES

Our offices are in Fort Lauderdale, Florida, where our Prescription Services business unit and Corporate Headquarters are located; in New Albany, Indiana, where our Laboratory Services business unit is located; in Santa Ana California and Atlanta, Georgia, the sites of our Payer Services business unit. Our leases generally contain renewal options and require us to pay base rent, plus property taxes, maintenance and insurance. We consider our present facilities adequate for our operations.

ITEM 3. LEGAL PROCEEDINGS

We do not have any legal proceedings pending.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCK MATTERS

Our common stock trades on the National Market tier of The Nasdaq Stock Market under the symbol "PILL". The following table sets forth the high and low sale prices of the common stock for the periods indicated.

	High	Low
2000:		
First Quarter	$168.74	$119.99
Second Quarter	126.56	17.82
Third Quarter	29.07	15.46
Fourth Quarter	25.32	11.25
2001:		
First Quarter	$ 23.44	$ 14.07
Second Quarter	17.55	10.05
Third Quarter	17.00	10.80
Fourth Quarter	22.35	11.25
2002:		
First Quarter (through March 27, 2002)	$ 22.35	$ 15.00

On March 27, 2002, the last reported sale price of the common stock was $16.76 per share. As of March 27, 2002, there were 415 registered holders of record of the common stock. We believe that many of ProxyMed's holders of record are in "street name" and that the number of individual shareholders is greater than 5,000.

We have not paid any dividends on our common stock; however, we have paid dividends on our Series B and Series C Preferred Stock in cash and/or in shares of our common stock pursuant to the terms of the Articles of Incorporation, as amended. We intend to retain any earnings for use in our operations and the expansion of our business, and do not anticipate paying any dividends on the common stock in the foreseeable future. The payment of dividends on our common stock is within the discretion of our Board of Directors, subject to our Articles of Incorporation, as amended. Any future decision with respect to dividends on common stock will depend on future earnings, future capital needs and our operating and financial condition, among other factors.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial information for ProxyMed as of and for each of the five years in the period ended December 31, 2001, and has been derived from our audited consolidated financial statements. In March 1995, our business focus changed from primarily the sale of prescription drugs to providing connectivity services and related value-add products to physicians, payers, medical laboratories, pharmacies and other healthcare providers. Accordingly, financial information relating to our prescription drug dispensing and network integration businesses has been reclassified as discontinued operations. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and related notes.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA:					
Revenues	$ 43,230,300	$ 33,441,100	$ 29,023,100	$ 22,249,300	$ 1,817,100
Operating loss	$(6,712,100)	$(23,460,100)	$(20,018,900)	$(11,087,000)	$(14,860,200)
Loss from continuing operations	$(6,797,900)	$(26,926,500)	$(20,119,800)	$(11,193,700)	$(14,593,000)
Income (loss) from discontinued operations	$ --	$ 241,400	$ (1,714,400)	$ (594,500)	$(3,924,100)
Net loss applicable to common shareholders	$(19,059,900)	$(48,051,700)	$(21,856,400)	$(11,788,200)	$(18,517,100)
PER SHARE DATA:					
Basic and diluted net loss per share of common stock:					
Loss from continuing operations	$ (8.81)	$ (37.03)	$ (16.75)	$ (10.73)	$ (20.67)
Income (loss) from discontinued operations	$ --	$ 0.19	$ (1.43)	$ (0.57)	$ (5.56)
Net loss	$ (8.81)	$ (36.84)	$ (18.18)	$ (11.30)	$ (26.23)
Weighted average common shares outstanding	2,162,352	1,304,342	1,202,136	1,043,558	705,956
DIVIDEND DATA:					
Dividends on common stock	$ --	$ --	$ --	$ --	$ --
Dividends on cumulative preferred stock	$ 1,664,900	$ 1,274,500	$ 22,200	$ --	$ --

	December 31,				
	2001	2000	1999	1998	1997
BALANCE SHEET DATA:					
Working capital	$ 9,393,400	$12,155,500	$12,579,700	$ 7,564,500	$ 1,966,400
Long-term obligations	$ 442,100	$ 729,100	$ 583,100	$ 1,367,200	$ 1,049,600
Total assets	$35,881,500	$27,666,400	$44,772,900	$46,902,700	$18,348,500
Net assets of discontinued operations	$ --	$ --	$ 3,022,100	$ 4,039,700	$ 2,477,800
Stockholders' equity	$22,872,500	$22,377,100	$37,755,600	$40,279,100	$13,151,800

The following are additional factors to those appearing in this document affecting our business and operations.

We have important business relationships with other companies to market and sell some of our clinical products and services which have not resulted in significant sales. If these companies are unsuccessful, we will need to add this emphasis internally, which may divert our efforts and resources from others projects.

For the marketing and sale of some of our clinical products and services, we entered into important business relationships with physician office management information system vendors, with electronic medical record vendors, and with other distribution partners. These important business relationships, which have required and may continue to require significant commitments of effort and resources, have yet to generate substantial recurring revenue, and we cannot assure that they will ever generate substantial recurring revenue. Most of these relationships are on a non-exclusive basis, and we cannot assure that our electronic commerce partners and other strategic partners, most of whom have significantly greater financial and marketing resources than we do, will not develop and market products and services in competition with us in the future or will not otherwise discontinue their relationship with us. Also, our arrangements with some of our partners involve negotiated payments to the partners based on percentages of revenues generated by the partners. If the payments prove to be too high, we may be unable to realize acceptable margins, but if the payments prove to be too low, the partners may not be motivated to produce a sufficient volume of revenues. The success of our important business relationships will depend in part upon our partners' own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed and marketed by such partners. If any such partners are unsuccessful in marketing our products, we will need to place added emphasis on these aspects of our business internally, which may divert our planned efforts and resources from other projects.

The acceptance of electronic transaction processing in the healthcare industry is still in its early stages; thus, the future of our business is uncertain.

Our strategy anticipates that electronic processing of healthcare transactions, including transactions involving clinical as well as financial information, will become more widespread and that providers and third-party payers increasingly will use electronic transaction processing networks for the processing and transmission of data. Electronic transmission of healthcare transactions (and, in particular, the use of the Internet to transmit them) is still developing, and complexities in the nature and types of transactions which must be processed have hindered, to some degree, the development and acceptance of electronic transaction processing in this industry. We cannot assure that continued conversion from paper-based transaction processing to electronic transaction processing in the healthcare industry, using proprietary physician management systems or the Internet, will occur.

Our clinical transaction products and services have yet to be tested on a large scale and could fail under a heavy customer load.

The quality of our clinical transaction products and services is important to our business. Although we have completed the development of most of our electronic transaction processing network, which we believe efficiently performs the principal functions for which it has been designed, our clinical transaction products and services and the network are currently being utilized only by a limited number of customers for these transactions. We cannot assure that, upon widespread commercial use of our clinical transaction products and services, they will satisfactorily perform all of the functions for which we have designed them or that unanticipated technical or other errors will not occur which would result in increased costs or material delays. Any of these errors could delay our plans, result in harmful publicity or cause us to incur substantial remedial costs.

Since an error by any party in the process of providing clinical connectivity, such as prescribing drugs, filling prescriptions, and transmitting laboratory orders and results could result in substantial injury to a patient, our liability insurance may not be adequate in a catastrophic situation.

Our business exposes us to potential liability risks that are unavoidably part of being in the healthcare electronic transaction processing industry. Since many of our products and services relate to the prescribing and refilling of drugs and the transmission of medical laboratory orders and results, an error by any party in the process could result in substantial injury to a patient. As a result, our liability risks are significant.

We cannot assure that our insurance will be sufficient to cover potential claims arising out of our current or proposed operations, or that our present level of coverage will be available in the future at a reasonable cost. A partially or completely uninsured claim against us, if successful and of sufficient magnitude, would have significant adverse financial consequences. Our inability to obtain insurance of the type and in the amounts we require could generally impair our ability to market our products and services.

We depend on connections to insurance companies and other payers, and if we lose these connections, our service offerings would be limited and less desirable to healthcare participants.

Our business is enhanced by the substantial number of payers, such as insurance companies, Medicare and Medicaid agencies, to which we have electronic connections. These connections may either be made directly or through a clearinghouse. We have attempted to enter into suitable contractual relationships to ensure long-term payer connectivity; however, we cannot assure that we will be able to maintain our links with all these payers. In addition, we cannot assure that we will be able to develop new connections, either directly or through clearinghouses, on satisfactory terms. Lastly, some third-party payers provide systems directly to healthcare providers, bypassing us and other third-party processors. Our failure to maintain existing connections with payers and clearinghouses or to develop new connections as circumstances warrant, or to increase the utilization of direct links between providers and payers, could cause our electronic transaction processing system to be less desirable to healthcare participants, which would slow down or reduce the number of transactions that we process and for which we are paid.

Our laboratory communication devices may be replaced with web-based technology for lab results delivery, and we may not be successful in converting our customers to *ProxyNet* and to our own Internet site at *proxyMed.com*, which would adversely impact our revenues.

A key element of our longer-term Laboratory Services business strategy is to market our intelligent laboratory results reporting devices and related services, and our web-based solutions directly to independent and hospital-based medical laboratories. As the Internet becomes a more acceptable method of transmitting laboratory orders and reporting results because of the efficiencies and savings believed to be available, we are leveraging our 25-plus years of goodwill (through our Key Communications Service subsidiary) and reputation for quality of products and superior service to migrate our customers over to *ProxyNet*, more specifically to our Internet site at *proxyMed.com*. We expect others to develop similar web-based solutions and compete aggressively in an attempt to capture our large customer base. We have no assurances that we will be able to retain or continue to grow our customer base. Further, even as to the continuing sales of our laboratory communication devices, we are unable to control many of the factors that influence our customers' buying decisions, including our customers' budgets and procedures for approving expenditures, and the changing political, economic and regulatory influences which affect the purchasing practices and operation of healthcare organizations.

Evolving industry standards and rapid technological changes could result in our products becoming obsolete or no longer in demand.

Rapidly changing technology, evolving industry standards and the frequent introduction of new and enhanced Internet-based services characterize the market for our products and services. Our success will depend upon our ability to enhance our existing services, introduce new products and services on a timely and cost-effective basis to meet evolving customer requirements, achieve market acceptance for new products or services and respond to emerging industry standards and other technological changes. We cannot assure that we will be able to respond effectively to technological changes or new industry standards. Moreover, we cannot assure that other companies will not develop competitive products or services, or that any such competitive products or services will not cause our products and services to become obsolete or no longer in demand.

If electronic transaction processing penetrates the healthcare industry, we may face pressure to reduce our prices which potentially may cause us to no longer be competitive.

If electronic transaction processing extensively penetrates the healthcare market or becomes highly standardized, it is possible that competition among electronic transaction processors will focus increasingly on pricing. This competition may put intense pressure on us to reduce our pricing in order to retain market share. If we are unable to reduce our costs sufficiently to offset declines in our prices, or if we are unable to introduce new, innovative service offerings with higher prices, we may not be competitive.

Computer network systems like ours could suffer security and privacy breaches that could harm our customers and us.

We currently operate servers and maintain connectivity from multiple facilities. Despite our implementation of standard network security measures, our infrastructure may be vulnerable to computer viruses, break-ins and similar disruptive problems caused by customers or other users. Computer viruses, break-ins or other security problems could lead to interruption, delays or cessation in service to our customers. These problems could also potentially jeopardize the security of confidential information stored in the computer systems of our customers, which may deter potential customers from doing business with us and give rise to possible liability to users whose security or privacy has been infringed. The security and privacy concerns of existing and potential customers may inhibit the growth of the healthcare information services industry in general, and our customer base and business in particular. A significant security breach could result in loss of customers, damage to our reputation, direct damages, costs of repair and detection and other unplanned expenses.

We depend on uninterrupted computer access for our customers; any prolonged interruptions in our operations could cause our customers to seek alternative providers of our services.

Our success is dependent on our ability to deliver high-quality, uninterrupted computer networking and hosting, requiring us to protect our computer equipment and the information stored in servers against damage by fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. To mitigate this risk, we have commenced the movement of our production computer networks to a secure, third-party co-location site located in Atlanta, Georgia. This site has back-up site capability and a program to manage technology to reduce risks in the event of a disaster, including periodic "back-ups" of our computer programs and data.

While we still continue to operate production networks in our California and Georgia facilities, any damage or failure resulting in prolonged interruptions in our operations, such as the recent California rolling blackouts, could cause our customers to seek alternative providers of our services. In particular, a system failure, if prolonged, could result in reduced revenues, loss of customers and damage to our reputation, any of which could cause our business to suffer. While we carry property and business interruption insurance to cover operations, the coverage may not be adequate to compensate us for losses that may occur.

We may not be able to retain key personnel or replace them if they leave.

Our success is largely dependent on the personal efforts of Michael K. Hoover, our Chairman of the Board and Chief Executive Officer and Nancy J. Ham, our President and Chief Operating Officer. Although we have entered into employment agreements with Mr. Hoover, Ms. Ham and other senior executives, the loss of any of their services could cause our business to suffer. Our success is also dependent upon our ability to hire and retain qualified operations, development and other personnel. Competition for qualified personnel in the healthcare information services industry is intense, and we cannot assure that we will be able to hire or retain the personnel necessary for our planned operations.

We may issue additional shares which could adversely affect the market price of our Common Stock.

Certain events over which you have no control could result in the issuance of additional shares of our common stock or preferred stock, which would dilute your ownership percentage in ProxyMed and could adversely affect the market price of our common stock. We may issue additional shares of common stock or preferred stock for many reasons including:

- to raise additional capital or finance acquisitions;
- upon the exercise or conversion or an exchange of outstanding options, warrants and shares of convertible preferred stock; or
- in lieu of cash payment of dividends.

In addition, the number of shares of common stock that we are required to issue in connection with our outstanding warrants may increase if certain anti-dilution events occur (such as, certain issuances of common stock, options and convertible securities).

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In General

ProxyMed is an electronic healthcare transaction processing services company providing connectivity services and related value-added products to physician offices, payers, medical laboratories, pharmacies, and other healthcare providers. Our electronic transaction processing services support a broad range of both financial and clinical transactions. To facilitate these services, we operate *ProxyNet*, our secure, proprietary national electronic information network, which provides physicians and other healthcare providers with direct connectivity to one of the industry's largest group of payers, the largest group of clinical laboratories, and the largest group of chain and independent pharmacies. Our products and services are currently provided from our operating facilities located in Fort Lauderdale, Florida; New Albany, Indiana; Santa Ana, California; and Atlanta, Georgia.

We remain committed to our strategy focused on leveraging our leading position as an independent back-end connectivity provider to small physician offices. Through strategic relationships and partnerships with front-end solutions providers, our goal is to drive more healthcare transactions through *ProxyNet* while remaining neutral in the battle for the physician's desktop. Additionally, since we do have an existing customer base of physicians and other healthcare providers, we expect that there will be opportunities to increase revenues by cross-selling our existing products and services to these current customers, as well as revenue opportunities from the development of new services from our development efforts, including Internet-based transaction services, and from opportunities afforded by HIPAA as it relates to privacy, security and education. We remain committed to developing additional capabilities and value-added products and services to our back-end connectivity network.

In March 2000, we sold our non-core network integration and prescription drug dispensing businesses. The results of these businesses are shown as discontinued operations in the consolidated financial statements.

In May 2001, we acquired substantially all of the assets and the business of MDP Corporation ("MDP"), a privately-owned electronic claims clearinghouse and patient statement processor based in Atlanta, Georgia, for $10 million. We paid $3 million at closing and executed a $7 million promissory note payable in May 2002. Interest on this note was payable monthly at 7% simple interest. In January 2002, we paid this note in full.

On August 21, 2001, our Board of Directors effected a 1-for-15 reverse stock split of the Company's common stock, par value $.001 per share. All share and per share amounts have been restated to reflect this transaction.

2001 was a turnaround year for us as we were able to increase our growth through internal and external means and to generate our first year of positive cash flow from operations. We were also able to simplify our capital structure by exchanging most of the warrants issued in connection with our two previous preferred stock financings and converting almost all of our outstanding shares of preferred stock into common stock. We also raised $7.2 million (net of expenses) through a private placement of common stock at the end of the year. We believe that our accomplishments during 2001 position us to take advantage of the opportunities in the healthcare connectivity industry and become the premier provider of electronic connectivity solutions for the small physician office.

On March 26, 2002, we agreed to sell 1,569,366 shares of unregistered common stock at $15.93 per share in a private placement to four entities affiliated with General Atlantic Partners, LLC ("GAP"), a private equity investment fund. The transaction, which is expected to close on April 5, 2002, will result in net proceeds to us of $25 million. No placement agent was used in this transaction. In addition, we also agreed to issue a two-year warrant for the purchase of 549,279 shares of common stock at $15.93 per share. All shares sold are subject to a one year lock-up agreement from the date of closing. We have agreed to grant GAP certain demand and "piggy back" registration rights starting one year from closing. Additionally, in connection with the transaction, our board of directors appointed a general partner of GAP to fill a vacancy on our board.

Results of Operations

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Revenues. Consolidated net revenues for 2001 increased by $9,789,200, or 29%, to $43,230,300 from consolidated net revenues of $33,441,100 for 2000. This net increase is primarily due to (i) a 48% increase in the volume of electronic clinical and financial healthcare transactions processed through *ProxyNet* in our Electronic Healthcare Transaction Processing segment from 59.2 million transactions processed in 2000 to 87.9 million transactions processed in 2001 (including 13.5 million patient statement and electronic claim transactions from our acquisition of MDP (increase of $7,885,400)), offset by decreases in implementation and other fees received (decrease of $1,050,400); and (ii) a 13% revenue increase in our Laboratory Communication Solutions segment primarily as a result of increased sales in communication device units and contract manufacturing (increase of $4,874,800) offset by decreases in other laboratory services such as communication device leases and field service events (decrease of $1,920,600).

Cost of Sales. Cost of transaction fees, services and license fees includes third-party electronic transaction processing costs, postage and printed materials used in patient statement processing, certain telecommunication costs, revenue sharing and rebate arrangements with our business partners, third-party database licenses and certain labor and travel expenses. Cost of sales for communication devices, computer systems and other tangible goods includes hardware, third-party software, and consumable materials. Consolidated cost of sales for the year ended 2001 increased as a percentage of revenues primarily due to (i) an increase in patient statement processing services (which have a higher direct cost than our other payer services transactions) as a result of our MDP acquisition; (ii) increased revenue sharing and rebates paid to our business partners as a result of increased transaction volumes; and (iii) a shift in the revenue mix in our Laboratory Communication Solutions segment from lower cost leases to higher cost communication device units and contract manufacturing.

Selling, General and Administrative Expenses. Consolidated selling, general and administrative expenses for 2001 decreased by $5,830,300, or 22%, to $21,266,900 from consolidated SG&A expenses of $27,097,200 for 2000. This decrease is primarily due to (i) decreases in net payroll, outside labor and related expenses due to the effect of our restructuring plan which commenced in May 2000 and additional personnel reductions enacted at the end of 2000 and in the first quarter of 2001 (decrease of $3,298,500); (ii) a decrease in selling and marketing expenses for our products and services (decrease of $707,200); (iii) decreases in telecommunication expenses resulting from renegotiating contracts with carriers, the elimination of certain telecommunication services and lower usage (decrease of $372,200); (iv) a decrease in bad debt expense due to improved collection efforts (decrease of $350,800); (v) a decrease in charges for the issuance of compensatory options and warrants to outside consultants as fees related to our financial advisory agreement with Commonwealth Associates ceased to be amortized after April 2001 (decrease of $924,800); (vi) a decrease in consulting fees (decrease of $309,700); and (vii) net decreases in other selling, general and administrative expenses (decrease of $94,100); offset by (viii) an increase in D&O liability insurance premiums (increase of $227,000). We have continued to monitor our expenses closely and continue to look for operational synergies, especially as it relates to our acquisition of MDP, in order to improve our profitability beyond 2001. As a result of these factors, consolidated SG&A expenses as a percentage of consolidated net sales decreased to 49% in 2001 from 81% in 2000.

Depreciation and Amortization. Consolidated depreciation and amortization expense decreased $5,198,400, or 39%, to $8,176,400 for 2001 from $13,374,900 for 2000. This net decrease was primarily due to (i) the conclusion in May 2001 of the amortization of goodwill, purchased technology and other intangibles associated with the 1997 and 1998 acquisitions of IMS and USHDI in May 2001 (decrease of $6,047,300); (ii) the write-off of obsolete and impaired assets and previously capitalized software in December 2000 (decrease of $861,600); (iii) the termination of the exclusivity period related to our 1997 acquisition of *PreScribe* (decrease of $250,000); (iv) the conclusion during 2001 of the amortization of certain previously capitalized software and other intangibles that became fully amortized during the year (decrease $364,600); (v) concluding the amortization of a non-compete agreement with our former president/chief operating officer (decrease of $33,300); offset by (vi) the commencement of goodwill amortization from our May 2001 acquisition of MDP (increase of $2,127,800) and (vii) a net increase in the depreciation of fixed assets primarily due to new asset additions in 2001 (increase of $230,600). In January 2002, we adopted the new SFAS No. 142 (see New Accounting Pronouncements below). As a result, our depreciation and amortization will be reduced approximately $808,000 per quarter through the first quarter of 2004.

Write-off of Obsolete and Impaired Assets. As a result of our periodic review of fixed assets and co-location of our clinical production network, in December 2001 we wrote off $91,100 in obsolete fixed assets, primarily computer hardware and software. These write-offs are expected to lower our depreciation and amortization charges by approximately $65,500 in 2002.

Interest, net. Net interest expense decreased by $4,007,400 to $125,600 in 2001 from $4,133,000 in 2000. This decrease is primarily due to (i) charges of $1,269,800 in 2000 related to the amortization of costs from our private placement of convertible debt securities completed in June 2000; (ii) $3,202,900 for a beneficial conversion charge resulting from the conversion price of the convertible debt being less than the market price of our stock on the dates of issuance in 2000; (iii) interest expense of $133,000 in 2000 related to our line of credit terminated in June 2000; offset by (iv) interest expense of $328,900 in 2001 related to the note payable for our acquisition of MDP in May 2001; and (v) lower interest income earned (by $281,500) due to lower cash balances invested and lower interest rates in 2001 compared to 2000.

Loss from Continuing Operations. As a result of the foregoing, the loss from continuing operations was $6,797,900 for 2001 compared to a loss from continuing operations of $26,926,500 for 2000.

Deemed Dividends and Other Charges. We incurred total deemed dividend and other charges of $12,262,000 in 2001 primarily as a result of (i) non-cash accounting charges from the anti-dilution reset in number and price of certain warrants issued to our Series B preferred stockholders in February 2001 ($1,968,000); (ii) non-cash accounting charges from the exchange of 271,700 warrants into 218,828 shares of common stock by certain of our Series B preferred stockholders in April 2001 ($1,854,600); (iii) non-cash accounting charges from the exchange of 1,412,033 warrants into 1,050,691 shares of common stock by certain of our Series C preferred stockholders in August 2001 ($3,201,300); (iv) non-cash accounting charges related to the conversion of 169,149 shares of our Series C preferred into 1,296,126 shares of common stock pursuant to our Conversion Offer through December 31, 2001 ($3,365,400); (v) non-cash accounting charges from the anti-dilution reset in number and price of certain warrants issued to our remaining Series B preferred warrantholder in December 2001 as a result of the reduced conversion price pursuant to our Conversion Offer to Series C preferred stockholders ($207,800); (vi) dividends paid to the holder of our Series B Preferred stock (which was fully converted in October 2001) with cash payments of $4,900; and (vii) dividends totaling $1,658,100 paid to our Series C preferred shareholders through the issuance of 108,434 shares of common stock (of which 104,254 shares were distributed by December 31, 2001), plus cash paid for fractional dividend shares of $1,900.

Net Loss Applicable to Common Shareholders. As a result of the foregoing, we had a net loss applicable to common shareholders of $19,059,900 in 2001 compared to $48,051,700 for 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Net Revenues. Consolidated net revenues for 2000 increased by $4,418,000, or 15%, to $33,441,100 from consolidated net revenues of $29,023,100 for 1999. This net increase is primarily due to (i) volume increases in lab results reporting device sales, servicing events and contract manufacturing in our Laboratory Services business unit (increase of $4,599,900); (ii) electronic prescription transaction volume and average per unit revenue increases in our Prescription Services business unit (increase of $555,200); (iii) plus one-time revenue of $500,000 for the termination of a previously executed multi-year services agreement; (iv) offset by average per unit revenue decreases in our Payer Services business unit as a result of the change in mix of our services sold (decrease in revenue of $812,100); and (v) a one-time source code license sale in the 1999 period (decrease of $425,000) in our Prescription Services business unit. In terms of transaction volume processed through *ProxyNet*, for 2000, we processed a total of 59.2 million electronic clinical and financial transactions, an increase of 30.4% over 1999 levels.

Cost of Sales. Cost of services and license fees includes third-party electronic transaction processing costs, certain telecommunication costs, revenue sharing and rebate arrangements with our business partners, third-party database licenses and certain labor and travel expenses. Cost of sales for communication devices, computer systems and other tangible goods includes hardware, third-party software, and consumable materials. Consolidated cost of sales as a percentage of revenues increased between 1999 and 2000 primarily due to the higher percentage of overall revenues generated from our Laboratory Services business unit which are at lower profit margins due to the general tangible nature of the goods sold.

Selling, General and Administrative Expenses. Consolidated selling, general and administrative expenses for 2000 increased by $159,400, or less than 1%, to $27,097,200 from consolidated SG&A expenses of $26,937,800 for 1999. This increase is primarily due to (i) expenses related to the issuance of compensatory options and warrants and other stock compensation awards to outside consultants and our new chairman/chief executive officer in 2000 ($1,643,200); (ii) increases in professional fees for legal and consulting projects ($566,100); (iii) a contingency for software licensing deficiencies ($200,000), offset by (iv) decreases in net payroll, outside labor and related expenses net of capitalization for software development primarily for *proxyMed.com* (decrease of $1,454,000); (v) charges related to activities associated with our terminated engagement of Salomon Smith Barney to help us evaluate our strategic alternatives in 1999 (decrease of $492,000); and (vi) net decreases in other general expenses (decrease of $303,900). Although the consolidated increase is minimal, our expense structure had undergone significant decreases in the second six months of the 2000 year as a result of our restructuring in May 2000 and the refocus of our business strategy that was set in place after a new management team was established. During the first six months of 2000, we continued to incur significant expenses in additional personnel costs, advertising and promotion, and development costs for our web portal. As a result of our expense reduction plan enacted in the second quarter of 2000, we eliminated approximately $800,000 per month in expenses by the end of 2000. We continued to make additional expense reductions in order to achieve profitability in 2001. As a result of these factors, consolidated SG&A expenses as a percentage of consolidated net sales decreased to 81% in 2000 from 93% in 1999.

Restructuring Charges. In May 2000, we announced a reorganization plan aimed at reducing costs and reallocating resources. As a result, we reduced our workforce by approximately 70 employees, including the resignation of our chief executive officer, president/chief operating officer, chief financial officer, chief marketing officer, and other management positions. We recorded a charge of $1,330,000 in 2000 primarily for separation payments and marketing contracts that were canceled. As a result of this plan and further expense reductions in the fourth quarter of 2000 and first quarter of 2001, including the elimination of additional employees, our annualized expenses were reduced by approximately $9.5 million.

Depreciation and Amortization. Consolidated depreciation and amortization expense increased $310,700, or 2%, to $13,374,900 for 2000 from $13,064,200 for 1999. This net increase was primarily due to the (i) commencement of the amortization of our *proxyMed.com* development projects in June 2000 ($461,500); (ii) additional computer hardware and peripherals purchased for our various production and administrative computer networks and new manufacturing equipment at our Laboratory Services business unit ($77,900); (iii) amortization of a non-compete agreement with our former president/chief operating officer ($116,700); offset by (iv) an adjustment to amortization expense related to the final debt payment paid in April 2000 for the acquisition of Clinical MicroSystems, Inc., which we acquired in March 1997 ($95,400); and (v) the termination of the exclusivity period related to our 1997 acquisition of *PreScribe* (decrease of $250,000).

Write-off of Obsolete and Impaired Assets. As a result of our change in business strategy, in December 2000, we wrote off $2,850,100 in obsolete fixed assets, primarily computer hardware, and previously capitalized software projects, including our costs to develop *proxyMed.com*. These write-offs are expected to lower our depreciation and amortization charges by approximately $335,000 per quarter in 2001.

Interest, net. We incurred net interest expense of $4,133,000 for 2000 compared to $100,900 for 1999. The 2000 amount reflects (i) charges of $1,269,800 related to the amortization of costs from our private placement of convertible debt securities completed in June 2000; (ii) $3,202,900 for a beneficial conversion charge resulting from the conversion price of the convertible debt being less than the market price of our stock on the dates of issuance; offset by (iii) $441,000 in additional interest income earned on higher cash balances invested and the reduction of interest expense related to our line of credit terminated in June 2000.

Income from litigation settlement and other, net. In 2000, we settled a matter out-of-court which resulted in income of $666,700, net of legal and other costs.

Loss from Continuing Operations. As a result of the foregoing, the loss from continuing operations was $26,926,500 for 2000 compared to a loss from continuing operations of $20,119,800 for 1999.

Discontinued Operations. As a result of selling both the network integration and prescription drug dispensing businesses in March 2000 for total proceeds of approximately $3,652,900, we recorded a net gain of $545,300. The loss from the operations of our discontinued network integration and prescription drug dispensing businesses was $303,900 in 2000 compared to $1,195,100 in 1999. Revenues from the network integration business were $2,371,800 in 2000 compared to $11,106,600 in 1999. The net loss for this business was $327,800 in 2000 compared to $1,045,100 in 1999. Revenues from the prescription drug dispensing business were $574,700 in 2000 compared to $2,200,300 in 1999. Net income for this business was $23,800 in 2000 compared to a net loss of $149,800 in 1999.

Deemed Dividends and Other Charges. As a result of the Redemption and Exchange Agreement entered into in May 2000 with the holders of 13,000 of the 15,000 Series B Preferred stock issued in December 1999 and the private placement of convertible debt securities in June 2000, we incurred charges of $14,614,300 in 2000 consisting of the following: (i) the unamortized beneficial conversion feature of the debt upon the conversion to our new Series C Preferred stock ($9,762,700); (ii) the premiums paid on the redemption of our Series B Preferred shares ($3,050,900); (iii) the repricing of existing warrants ($610,100); (iv) the issuance of new warrants ($715,000); and (v) professional and other fees ($475,700). Additionally, in 2000, we incurred a charge of $500,000 from a beneficial conversion feature resulting from the private placement of $1 million of Series C Preferred stock to our new chairman/chief executive officer in August 2000 and in December 2000, we recorded a catch-up accounting charge of $4,977,800 relating to the beneficial conversion of the original Series B Preferred shares issued in December 1999. For 2000, we paid dividends totaling $223,800 to the holders of the Series B Preferred stock by issuing 2,123 shares of our common stock plus cash payments of $3,300, and paid dividends totaling $1,047,100 to the holders of the Series C Preferred stock by issuing 58,754 shares of our common stock (of which 29,071 shares were distributed by December 31, 2000), plus cash paid for fractional dividend shares of $200.

Net Loss Applicable to Common Shareholders. As a result of the foregoing, we recorded a net loss applicable to common shareholders of $48,051,700 for 2000 compared to $21,856,400 for 1999.

Liquidity and Capital Resources

In 2001, cash provided by operating activities totaled $1,019,400. This was primarily due to our net loss offset by depreciation and amortization charges and non-cash compensatory stock options and warrants. During 2001, we paid $3,000,000 as our initial payment for our acquisition of MDP in May 2001; paid $1,444,900 for fixed assets and capitalized software; paid $153,300 against our capital leases, including the payoff of a note payable assumed as a result of our acquisition of MDP; paid cash dividends of $4,900 to the holder of our Series B preferred stock; and paid dividends totaling $1,660,000 to the holders of our Series C preferred stock by issuing 108,434 shares of our common stock and cash for fractional shares of $1,900. These activities were principally financed through available cash resources and $297,600 collected on our outstanding notes receivable. Additionally, in December 2001, we raised $7,247,000 (net of expenses of $728,800) in a private placement of 483,414 shares of our common stock to nine U.S. and Canadian institutional and accredited investors. After these activities, we had cash and cash equivalents totaling $12,601,000 as of December 31, 2001. These available funds, plus the $25 million investment from GAP (as described in the "In General" section above), will be used for operations, strategic acquisitions, the further development of our products and services, and other general corporate purposes.

In May 2001, we acquired the assets of MDP Corporation. We paid $3 million at closing and executed a $7 million promissory note payable in May 2002. The acquisition of MDP has been and is expected to continue to be accretive to our operations. In January 2002, we paid the promissory note in full and we can now complete our integration of that business into our existing operations, improving the margin on that book of business. In addition to our acquisition of MDP, we continue to evaluate other acquisition opportunities and strategic alternatives that may add synergies to our product offerings and business strategy.

In 2001, we spent approximately $494,000 relating to HIPAA compliance for our computer networks and facilities. At the current time, we do not have any material commitments for capital expenditures except for approximately $500,000 that is committed evenly over the next three years related to the licensing of software for use in our internal systems. Additionally, we have forecasted approximately $2.6 million for other capital expenditures and capitalized software for 2002 but are currently evaluating our expenditure requirements as it relates to the continuation of our HIPAA compliance and co-location of our production networks to a third-party site. We may adjust our projected expenditure spending levels up or down accordingly.

The following table represents our contractual cash obligations due over the next several years. At the present time, none of our contractual cash obligations extend beyond 2005. Operating leases are shown net of any sublease agreements. Other obligations include payments required to be made under our separation agreement with our former Chief Legal Officer.

	2002	2003	2004	2005
Debt	$7,000,000	$ --	$ --	$ --
Capital lease obligations	143,300	147,100	113,600	90,700
Operating leases	1,233,800	796,000	505,000	157,600
Maintenance obligations	162,900	20,700	4,900	--
Other obligations	86,800	--	--	--
Totals	$8,626,800	$ 963,800	$ 623,500	$ 248,300

While we continue to improve our operating performance and achieve increased market acceptance of our products and services, we remain confident in our ability to grow our business, both internally and externally. With the additional equity financing at the end of March 2002, we believe that we have sufficient cash and cash equivalents on hand to fund our future operational capital requirements and expenditures and a sufficient level of capital in order to fund specific research and development projects or to pursue additional strategic acquisitions. However, if we need additional capital funding in the future to further our strategic plans, there can be no assurance that any additional funding will be available to us, or if available, that it will be available on acceptable terms. If we are successful in obtaining additional financing, the terms of the financing may have the effect of significantly diluting or adversely affecting the holdings or the rights of the holders of our common stock. We believe that if we are not successful in obtaining additional financing for further product development or strategic acquisitions, such inability may adversely impact our ability to successfully execute our business plan and may put us at a competitive disadvantage.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions but we believe that any variation in results would not have a material effect on our financial condition. On an ongoing basis, we evaluate our estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to Consolidated Financial Statements beginning on Page F-7.

Revenue Recognition – Electronic transaction processing fee and monthly service revenues are recorded in the period the service is rendered. Certain transaction revenues generated from our resellers, vendors and gateway partners are subject to revenue sharing and rebate arrangements and are recorded as gross revenues. Revenue from certain up-front development and connectivity fees is amortized ratably over the expected life of the customer. Revenue from hardware leases, software rentals and maintenance fees is recognized ratably over the applicable period. Revenue from sales of software, software licenses, computer hardware and manufactured goods is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is probable. The same criteria are applied to each element of multiple element arrangements after allocating the amounts paid to individual elements based on vendor-specific objective evidence of fair value. Because we rely primarily on customer purchase orders in our Laboratory Communication Solutions business, revenues may fluctuate from period to period compared to revenues generated in our Electronic Healthcare Transaction business which is primarily based on recurring revenue streams.

Goodwill – Goodwill is generated from the excess of the cost of a business acquired over the fair market value of its identifiable assets. In accordance with SFAS No. 142 (see New Accounting Pronouncements below), goodwill will no longer be amortized, but instead be subject to periodic impairment tests. We will adopt the provisions of SFAS No. 142 in the first quarter of 2002, and we will no longer record approximately $808,000 of amortization relating to our existing goodwill each quarter, which would have been recorded through the first quarter of 2004. SFAS No. 142 also requires that goodwill be tested at least annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. We will complete that first step of the goodwill impairment test during the first quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of our fiscal year. We do not anticipate recording an impairment charge as a result of applying SFAS No. 142 during the first quarter of 2002.

Capitalized Software Development and Research and Development – Costs incurred internally and fees paid to outside contractors and consultants in the development of our externally and internally used software products are expensed as incurred as research and development expenses (which are included in selling, general and administrative expenses) until reaching technological feasibility. At that time, any future costs are properly capitalized and ultimately amortized over the remaining estimated economic life of the product on a product-by-product basis. Our judgment is used in determining whether costs meet the criteria for immediate expense or capitalization. We periodically review projected cash flows and other criteria in assessing the impairment of any capitalized software and take impairment charges as needed.

Equity Transactions – Over the past two years we have engaged in various equity transactions. These transactions were first aimed at providing capital to continue to operate and grow our business and then became a critical step aimed at simplifying our capital structure. These transactions are complex and require the application of various accounting rules and standards that have resulted in significant cash and non-cash charges reflected primarily as deemed dividend charges included our net loss applicable to common shareholders.

Bad Debt Estimates – We rely on estimates to determine the bad debt expense and the adequacy of the reserve for doubtful accounts receivable. These estimates our based on our historical experience and the industry in which we operate. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", and SFAS No. 143 "Accounting for Asset Retirement Obligations".

Effective July 1, 2001, SFAS No. 141, "Business Combinations", eliminates the pooling-of-interest method for business combinations and requires application of the purchase method. Effective for financial statements issued for fiscal years beginning after June 15, 2002, SFAS No. 143, "Accounting for

Asset Retirement Obligations", addresses financial accounting requirements for retirement obligations associated with tangible long-lived assets. The adoption of SFAS No. 141 and No. 143 are not expected to have any material impact on our financial statements.

SFAS No. 142, "Goodwill and Other Intangible Assets", primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets; (2) require that goodwill and indefinite-lived intangibles assets be tested at least annually for impairment; (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill; and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives. We will adopt the provisions of SFAS No. 142 in first quarter of 2002, and we will no longer record approximately $808,000 of amortization relating to our existing goodwill each quarter, which would have been recorded through the first quarter of 2004. SFAS No. 142 also requires that goodwill be tested at least annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. We will complete that first step of the goodwill impairment test during the first quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of our fiscal year. We do not anticipate recording an impairment charge as a result of applying SFAS No. 142 during the first quarter of 2002.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Effective for financial statements issued for fiscal years beginning after December 15, 2001, SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 is not expected to have any material impact on our financial statements.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements that reflect our current assumptions and expectations regarding future events. While these statements reflect our current judgment, they are subject to risks and uncertainties. Actual results may differ significantly from projected results due to a number of factors, including, but not limited to, the soundness of our business strategies relative to the perceived market opportunities; our ability to identify suitable acquisition candidates; our successful integration of MDP and any other future acquisitions; our ability to successfully develop, market, sell, cross-sell, install and upgrade our clinical and financial transaction services and applications to new and current physicians, payers, medical laboratories and pharmacies; our ability to compete effectively on price and support services; our assessment of the healthcare industry's need, desire and ability to become technology efficient; and our ability and that of our business associates to comply with various government rules regarding healthcare information and patient privacy. These and other risk factors are more fully discussed in our filings with the Securities and Exchange Commission, which we strongly urge you to read. We expressly disclaim any intent or obligation to update any forward-looking statements. When used in this document, the words "believes", "estimated", "expects", "anticipates", "may" and similar expressions are intended to identify forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We own no derivative financial instruments or derivative commodity instruments. We do not derive a significant amount of revenues from international operations and do not believe that we are exposed to material risks related to foreign currency exchange rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and schedule are included beginning at Page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have not had any change in or disagreement with our accountants on accounting and financial disclosures during our two most recent fiscal years or any later interim period.

PART III

The information required in Item 10 (Directors and Executive Officers of the Registrant), Item 11 (Executive Compensation), Item 12 (Security Ownership of Certain Beneficial Owners and Management) and Item 13 (certain Relationships and Related Transactions) is incorporated by reference to our Definitive Proxy Statement for our 2002 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission by April 30, 2002.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(3) Exhibits required to be filed by Item 601 of Regulation S-K as exhibits to this Report are listed in the Exhibit Index appearing on pages 29 through 32.

(b) Reports on Form 8-K:

October 25, 2001 – Report on Third Quarter 2001 telephone conference call held on October 12, 2001, including transcript thereon, pursuant to Regulation FD.

December 10, 2001 - Report on projected revenue and EBITDA pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 1, 2002

PROXYMED, INC.

By: */s/ Michael K. Hoover*
Michael K. Hoover
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael K. Hoover and Judson E. Schmid and each of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ Michael K. Hoover Michael K. Hoover	Chairman of the Board and Chief Executive Officer (principal executive officer)	April 1, 2002
/s/Judson E. Schmid Judson E. Schmid	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	April 1, 2002
/s/ Edwin M. Cooperman Edwin M. Cooperman	Director	April 1, 2002
/s/ Gerald B. Cramer Gerald B. Cramer	Director	April 1, 2002
/s/ Michael S. Falk Michael S. Falk	Director	April 1, 2002
/s/ Thomas E. Hodapp Thomas E. Hodapp	Director	April 1, 2002
/s/ Eugene R. Terry Eugene R. Terry	Director	April 1, 2002

EXHIBIT INDEX

Exhibit No.	Description
3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form SB-2, File No. 333-2678).
3.2	Bylaws, as amended (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form SB-2, File No. 333-2678).
3.3	Articles of Amendment to Articles of Incorporation dated July 25, 2001 (incorporated by reference to Exhibit 2.1 of Form 8-K, File No. 000-22052, reporting an event dated August 17, 2001).
3.4	Articles of Amendment to Articles of Incorporation dated August 21, 2001 (incorporated by reference to Exhibit 2.2 of Form 8-K, File No. 000-22052, reporting an event dated August 17, 2001).
4.1	Form of Warrant to Purchase Common Stock of ProxyMed dated December 23, 1999, issued to certain investors (incorporated by reference to Exhibit 4.1 of Form 8-K, File No. 000-22052, reporting an event dated December 23, 1999).
4.2	Registration Rights Agreement by and among ProxyMed and the investors named therein dated as of December 23, 1999 (incorporated by reference to Exhibit 4.2 of Form 8-K, File No. 000-22052, reporting an event dated December 23, 1999).
4.3	Form of Exchanged Warrant to Purchase Common Stock of ProxyMed dated May 4, 2000, issued to certain investors (incorporated by reference to Exhibit 4.1 of Form 8-K, File No. 000-22052, reporting an event dated May 4, 2000).
4.4	Form of New Warrant to Purchase Common Stock of ProxyMed dated May 4, 2000, issued to certain investors (incorporated by reference to Exhibit 4.2 of Form 8-K, File No. 000-22052, reporting an event dated May 4, 2000).
4.5	Registration Rights Agreement by and among ProxyMed and the investors named therein dated as of May 4, 2000 (incorporated by reference to Exhibit 4.3 of Form 8-K, File No. 000-22052, reporting an event dated May 4, 2000).
4.6	Registration Rights Agreement between ProxyMed and Fisher Capital Ltd. and Wingate Capital Ltd. dated as of April 24, 2001 (incorporated by reference to Exhibit 4.1 of Form 8-K, File No. 000-22052, reporting an event dated April 24, 2001).
4.7	Registration Rights Agreement between ProxyMed and Royal Bank of Canada and Leonardo, L.P. dated as of April 24, 2001 (incorporated by reference to Exhibit 4.2 of Form 8-K, File No. 000-22052, reporting an event dated April 24, 2001).
10.2	Strategic Marketing Agreement among ProxyMed, IntePlex, Inc. and Bergen Brunswig Drug Company dated February 1, 1996 (incorporated by reference to Exhibit 1 of Form 8-K, File No. 000-22052, reporting an event dated February 1, 1996).

Exhibit No.	Description
10.3	Agreement for Acquisition of Stock between ProxyMed and National Health Care Affiliates, Inc. dated September 6, 1995 (incorporated by reference to Exhibit 1 of Form 8-K, File No. 000-22052, reporting an event dated August 28, 1996).
10.4	Asset Purchase Agreement between ProxyMed and Eckerd Corporation (incorporated by reference to Exhibit 1 to the Form 8-K, File No. 000-22052, reporting an event dated February 7, 1995).
10.6	*Employment Agreement between ProxyMed and John Paul Guinan (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form SB-2, File No. 333-2678).
10.8	Asset Purchase Agreement between ProxyMed and Clinical Microsystems, Inc. and Glenn Gilchrist (incorporated by reference to Exhibit 1 of Form 8-K, File No. 000-22052, reporting an event dated March 14, 1997).
10.9	*Employment Agreement between ProxyMed and Frank M. Puthoff dated November 11, 1996 (incorporated by reference to Exhibit 10.7 of the Form 10-KSB for the period ending December 31, 1996).
10.10	*Amended 1993 Stock Option Plan (incorporated by reference to Exhibit A of ProxyMed's Proxy Statement for its 1994 Annual Meeting of Shareholders).
10.11	*1995 Stock Option Plan (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form SB-2, File No. 333-2678).
10.12	*1995 Outside Director Stock Option Plan (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form SB-2, File No. 333-2678).
10.14	Form of Indemnification Agreement for All Officers and Directors (incorporated by reference to Exhibit 10.3 of the 10-QSB for the period ending September 30, 1996).
10.15	Stock Purchase Agreement between ProxyMed and WPJ, Inc. and Robert Weinberger and Mark Pehl (incorporated by reference to Exhibit 2.1 of Form 8-K, File No. 000-22052, reporting an event dated May 19, 1998).
10.16	Asset Purchase Agreement between ProxyMed and Hayes Computer Systems, Inc. and Danny Hayes (incorporated by reference to Exhibit 1 of From 8-K, File No. 000-22052, reporting an event dated April 30, 1997).
10.17	Asset Purchase Agreement between ProxyMed and US HealthData Interchange, Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K, File No. 000-22052, reporting an event dated November 19, 1997).
10.18	*1997 Stock Option Plan (incorporated by reference to Exhibit A of ProxyMed's Proxy Statement for its 1997 Annual Meeting of Shareholders).

Exhibit No.	Description
10.20	Agreement and Plan of Merger between ProxyMed Acquisition Corp., Key Communications Service, Inc., Jeff K. Carpenter, A. Thomas Hardy and Carl W. Garmon (incorporated by reference to Exhibit 2.1 of Form 8-K, File No. 000-22052, reporting an event dated December 31, 1998).
10.22	Asset Purchase Agreement between ProxyMed and Specialized Medical Management, Inc. and its parent, Texas Health Management Services, Inc., dated January 12, 1999 (incorporated by reference to Exhibit 10.22 of the 10-K for the period ending December 31, 1998).
10.23	*Form of Employee Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form S-8, File No. 333-92905).
10.25	Securities Purchase Agreement dated as of December 23, 1999, by and among ProxyMed and the Series B Preferred investors listed on the Schedule of Buyers attached thereto (incorporated by reference to Exhibit 10.24 of Form 8-K, File No. 000-22052, reporting an event on December 23, 1999).
10.26	Prospectus dated as of December 28, 2000, relating to the sale of Series C Preferred to the selling shareholders listed therein (incorporated by reference to the Registration Statement on Form S-3, File No. 333-51856).
10.27	Redemption and Exchange Agreement between ProxyMed and certain investors named therein (incorporated by reference to Exhibit 10.27 of Form 8-K, File No. 000-22052, reporting an event dated May 4, 2000).
10.28	*Employment Agreement between ProxyMed and Michael K. Hoover dated July 28, 2000 (incorporated by reference to Exhibit 99.1 of Form 10-Q for the period ending September 30, 2000).
10.29	*Employment Agreement between ProxyMed and Judson E. Schmid dated September 29, 2000 (incorporated by reference to Exhibit 99.2 of Form 10-Q for the period ending September 30, 2000).
10.30	*Employment Agreement between ProxyMed and Nancy J. Ham dated October 2, 2000 (incorporated by reference to Exhibit 99.3 of Form 10-Q for the period ending September 30, 2000).
10.31	*Employment Agreement between ProxyMed and Timothy J. Tolan dated January 23, 2001 (incorporated by reference to Exhibit 10.30 of Form 10-K for the period ending December 31, 2000).
10.32	*2000 Stock Option Plan (incorporated by reference to Exhibit B of the Proxy Statement filed on July 7, 2000).
10.33	*2000-1/2 Stock Option Plan (incorporated by reference to Exhibit C of the Proxy Statement filed on July 7, 2000).

Exhibit No.	Description
10.34	*Employment Agreement between ProxyMed and Lonnie W. Hardin dated March 29, 2001 (incorporated by reference to Exhibit 10.1 of Form 10-Q for the period ending March 31, 2001).
10.35	Exchange Agreement between ProxyMed and Fisher Capital Ltd. and Wingate Capital Ltd. dated as of April 24, 2001 (incorporated by reference to Exhibit 10.27 of Form 8-K, File No. 000-22052 reporting an event dated April 24, 2001).
10.36	Exchange Agreement between ProxyMed and Royal Bank of Canada dated as of April 24, 2001 (incorporated by reference to Exhibit 10.28 of Form 8-K, File No. 000-22052 reporting an event dated April 24, 2001).
10.37	Exchange Agreement between ProxyMed and Leonardo, L.P. dated as of April 24, 2001 (incorporated by reference to Exhibit 10.29 of Form 8-K, File No. 000-22052 reporting an event dated April 24, 2001).
10.38	Asset Purchase Agreement between ProxyMed and MDP Corporation dated April 23, 2001 (incorporated by reference to Exhibit 2.1 of Form 8-K, File No. 000-22052, reporting an event dated May 1, 2001).
10.39	*2001 Stock Option Plan (incorporated by reference to Exhibit B of the Proxy Statement filed on June 22, 2001).
10.40	*Employment Agreement between ProxyMed and A. Thomas Hardy dated December 31, 2001.
10.41	Stock and Warrant Purchase Agreement between ProxyMed and General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co., KG and GapStar, LLC (incorporated by reference to Exhibit 10.1 of Form 8-K, File No. 000-22052, reporting an event dated March 26, 2002).
10.42	Registration Rights Agreement between ProxyMed and General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, and GAPCO GmbH & Co. KG (incorporated by reference to Exhibit 10.3 of Form 8-K, File No. 000-22052, reporting an event dated March 26, 2002).
10.43	Form of Common Stock Purchase Warrants issued to General Atlantic Partners 74, L.P., GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co., KG and GapStar, LLC (incorporated by reference to Exhibit 10.2 of Form 8-K, File No. 000-22052, reporting an event dated March 26, 2002).
21	Subsidiaries of ProxyMed, Inc.
23	Consent of PricewaterhouseCoopers LLP.

*Denotes employment agreement or compensatory plan.

PROXYMED, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements and Schedule

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of ProxyMed, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of ProxyMed, Inc. and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Fort Lauderdale, Florida
February 12, 2002 (except as to Note 19, which is as of March 26, 2002)

PROXYMED, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2001 and 2000

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 12,601,000	$ 8,841,100
Accounts receivable - trade, net of allowance for doubtful accounts of $228,200 and $691,300 respectively	5,588,800	4,174,700
Other receivables	88,800	198,400
Inventory	3,351,100	2,640,700
Other current assets	330,600	860,800
Total current assets	21,960,300	16,715,700
Property and equipment, net	3,831,700	3,905,000
Goodwill, net	7,960,400	3,038,600
Purchased technology, capitalized software and other intangible assets, net	2,075,800	3,942,400
Other assets	53,300	64,700
Total assets	$ 35,881,500	$ 27,666,400
Liabilities and Stockholders' Equity		
Current liabilities:		
Note payable	$ 7,000,000	$ -
Accounts payable and accrued expenses	5,344,600	4,246,400
Deferred revenue	222,300	313,800
Total current liabilities	12,566,900	4,560,200
Long-term deferred revenue and other long-term liabilities	442,100	729,100
Total liabilities	13,009,000	5,289,300
Commitments and contingencies		
Stockholders' equity:		
Series B 6% Convertible preferred stock - $.01 par value. Authorized and issued 15,000 shares; outstanding -0- and 110 shares, respectively; liquidation preference $-0- and $110,000, respectively	-	-
Series C 7% Convertible preferred stock - $.01 par value. Authorized 300,000 shares; issued 253,265 shares; outstanding 34,650 and 253,265 shares, respectively; liquidation preference $3,465,000 and $25,326,500, respectively	300	2,500
Common stock - $.001 par value. Authorized 13,333,333 shares; issued and outstanding 4,894,433 (after deducting 15,061 shares in treasury) and 1,372,898 shares, respectively	4,900	1,400
Additional paid-in capital	120,276,500	113,234,500
Accumulated deficit	(97,223,300)	(90,425,400)
Note receivable from stockholder	(185,900)	(435,900)
Total stockholders' equity	22,872,500	22,377,100
Total liabilities and stockholders' equity	$ 35,881,500	$ 27,666,400

See accompanying notes.

PROXYMED, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Revenues:			
Transaction fees, services and license fees	$ 23,366,200	$ 18,439,900	$ 18,195,000
Communication devices, computer systems and other tangible goods	19,864,100	15,001,200	10,828,100
	43,230,300	33,441,100	29,023,100
Costs and expenses:			
Cost of transaction fees, services and license fees	6,530,000	1,886,200	1,577,200
Cost of tangible goods	13,878,000	10,362,800	7,379,900
Selling, general and administrative expenses	21,266,900	27,097,200	26,937,800
Depreciation and amortization	8,176,400	13,374,900	13,064,200
Restructuring charges	-	1,330,000	-
Write-off of impaired and obsolete assets	91,100	2,850,100	82,900
	49,942,400	56,901,200	49,042,000
Operating loss	(6,712,100)	(23,460,100)	(20,018,900)
Income from litigation settlement and other, net	39,800	666,600	-
Interest expense, net	(125,600)	(4,133,000)	(100,900)
Loss from continuing operations	(6,797,900)	(26,926,500)	(20,119,800)
Discontinued operations (Note 3):			
Loss from discontinued operations	-	(303,900)	(1,195,100)
Gain (loss) on disposal of discontinued operations	-	545,300	(519,300)
	-	241,400	(1,714,400)
Net loss	(6,797,900)	(26,685,100)	(21,834,200)
Deemed dividends and other charges	12,262,000	21,366,600	22,200
Net loss applicable to common shareholders	$ (19,059,900)	$ (48,051,700)	$ (21,856,400)
Weighted average common shares outstanding	2,162,352	1,304,342	1,202,136
Basic and diluted net loss per share of common stock:			
Loss from continuing operations	$ (8.81)	$ (37.03)	$ (16.75)
Gain (loss) from discontinued operations	-	.19	(1.43)
Net loss	$ (8.81)	$ (36.84)	$ (18.18)

See accompanying notes.

PROXYMED, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2001, 2000 and 1999

	Series B Preferred stock		Series C Preferred stock		Common stock				Note receivable	
	Number of shares	Par value	Number of shares	Par value	Number of shares	Par value	Additional paid-in capital	Accumulated deficit	from stockholder	Total
Balances, January 1, 1999	-	$ -	-	$ -	1,187,211	$ 1,200	$ 82,443,900	$ (41,906,200)	$ (259,800)	$ 40,279,100
Sales of common stock, net of expenses of $67,700	-	-	-	-	16,667	-	2,932,300	-	-	2,932,300
Sale of preferred stock, net of expenses of $840,000	15,000	200	-	-	-	-	14,159,800	-	-	14,160,000
Exercise of stock options and warrants	-	-	-	-	13,826	-	1,037,700	-	-	1,037,700
Common stock issued for acquired businesses	-	-	-	-	3,456	-	750,000	-	-	750,000
Compensatory stock and stock options	-	-	-	-	667	-	193,000	-	-	193,000
Repayment of stockholder note	-	-	-	-	-	-	-	-	259,800	259,800
Dividends on preferred stock	-	-	-	-	-	-	(22,200)	-	-	(22,200)
Net loss	-	-	-	-	-	-	-	(21,834,100)	-	(21,834,100)
Balances, December 31, 1999	15,000	200	-	-	1,221,827	1,200	101,494,500	(63,740,300)	-	37,755,600
Sale of Series C preferred stock	-	-	10,000	100	-	-	999,900	-	-	1,000,000
Exercise of stock options and warrants	-	-	-	-	11,229	-	426,800	-	-	426,800
Treasury stock received for sales *of discontinued businesses*	-	-	-	-	(15,061)	-	(1,929,800)	-	-	(1,929,800)
Common stock issued for acquired businesses	-	-	-	-	2,247	-	67,400	-	-	67,400
Common stock issued for stock compensation award	-	-	-	-	13,333	-	285,000	-	-	285,000
Conversions of Series B Preferred stock	(1,890)	-	-	-	108,129	100	(100)	-	-	-
Redemptions of Series B Preferred stock	(13,000)	(200)	-	-	-	-	(15,729,500)	-	-	(15,729,700)
Warrants issued to placement agent under advisory agreement	-	-	-	-	-	-	1,300,000	-	-	1,300,000
Warrants issued to placement agent pursuant to Convertible Debt offering	-	-	-	-	-	-	10,875,900	-	-	10,875,900
Reclassification of unaccreted value of Put Warrants	-	-	-	-	-	-	12,084,600	-	-	12,084,600
Amortization of beneficial conversion of Convertible Debt	-	-	-	-	-	-	3,202,900	-	-	3,202,900
Conversion of Convertible Debt into Series C preferred stock, net of costs	-	-	243,265	2,400	-	-	(332,300)	-	-	(329,900)
Compensatory stock options	-	-	-	-	-	-	491,500	-	-	491,500
Dividends on preferred stock	-	-	-	-	31,194	100	(3,600)	-	-	(3,500)
Reclassification of stockholder note	-	-	-	-	-	-	-	-	(435,900)	(435,900)
Other, net	-	-	-	-	-	-	1,300	-	-	1,300
Net loss	-	-	-	-	-	-	-	(26,685,100)	-	(26,685,100)
Balances, December 31, 2000	110	-	253,265	2,500	1,372,898	1,400	113,234,500	(90,425,400)	(435,900)	22,377,100
Sales of common stock, net of expenses of $728,800	-	-	-	-	483,414	500	7,247,000	-	-	7,247,500
Conversion of Series B preferred stock	(110)	-	-	-	8,766	-	-	-	-	-
Conversions of Series C preferred stock	-	-	(49,466)	(500)	329,773	300	200	-	-	-
Conversions of Series C preferred stock pursuant to Conversion Offer	-	-	(169,149)	(1,700)	1,296,126	1,300	(31,600)	-	-	(32,000)
Exchange of Series B warrants into common stock	-	-	-	-	218,828	200	(72,800)	-	-	(72,600)
Exchange of Series C warrants into common stock	-	-	-	-	1,050,691	1,100	(53,700)	-	-	(52,600)
Dividends on preferred stock	-	-	-	-	133,937	100	(6,900)	-	-	(6,800)
Repayment of note from stockholder	-	-	-	-	-	-	-	-	250,000	250,000
Other, net	-	-	-	-	-	-	(40,200)	-	-	(40,200)
Net loss	-	-	-	-	-	-	-	(6,797,900)	-	(6,797,900)
Balances, December 31, 2001	-	$ -	34,650	$ 300	4,894,433	$ 4,900	$ 120,276,500	$ (97,223,300)	$ (185,900)	$ 22,872,500

See accompanying notes.

PROXYMED, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net loss	$ (6,797,900)	$ (26,685,100)	$ (21,834,200)
Adjustments to reconcile net loss to net provided by (used in) operating activities:			
Depreciation and amortization	8,176,400	13,705,500	14,213,200
Amortization of private placement related costs	-	4,472,700	-
Restructuring charges	-	1,330,000	-
Provision for doubtful accounts	69,600	425,400	639,600
Reserve for (recovery of) obsolete inventory	(50,000)	(25,500)	350,000
Compensatory stock options and warrants and stock compensation awards issued	433,300	1,643,200	11,500
Payment for non-compete agreement	-	(200,000)	-
Write-off of obsolete and impaired assets	91,100	2,850,100	82,900
Net gain on sales of discontinued operations	-	(545,300)	-
Changes in net current assets of discontinued operations	-	(734,600)	809,600
Changes in assets and liabilities, net of effect of acquisitions and dispositions:			
Accounts and other receivables	(613,700)	(1,209,700)	(180,200)
Inventory	(612,000)	(773,200)	81,000
Accounts payable and accrued expenses	576,100	(1,015,700)	(957,300)
Deferred revenue	(264,700)	(321,500)	(128,200)
Other, net	11,200	7,100	305,000
Net cash provided by (used in) operating activities	1,019,400	(7,076,600)	(6,607,100)
Cash flows from investing activities:			
Capital expenditures	(1,324,700)	(967,000)	(1,787,400)
Capital expenditures of discontinued operations	-	(230,100)	(357,700)
Capitalized software	(120,200)	(1,610,700)	(1,438,900)
Acquisition of businesses, net of cash acquired	(3,000,000)	-	(1,000,000)
Payment of acquisition contingency of discontinued operations	-	-	(500,000)
Payments for acquisition-related costs	(42,400)	(18,000)	(573,500)
Net cash used in investing activities	(4,487,300)	(2,825,800)	(5,657,500)
Cash flows from financing activities:			
Net proceeds from sale of convertible debt securities	-	21,383,200	-
Net proceeds from sale of convertible preferred stock	-	1,000,000	14,160,000
Net proceeds from sale of common stock	7,247,500	-	2,932,300
Redemption of convertible preferred stock	-	(15,748,400)	-
Preferred stock conversion offer and warrant exchange costs	(157,200)	-	-
Dividends on preferred stock	(6,800)	(3,600)	-
Proceeds from exercise of stock options and warrants	-	426,800	1,037,700
Collection of notes receivable	297,600	1,648,800	259,800
Draw on line of credit	-	2,000,000	4,930,000
Repayment of line of credit	-	(3,000,000)	(3,930,000)
Payment of notes payable, long-term debt and capital leases	(153,300)	(451,200)	(263,900)
Net cash provided by financing activities	7,227,800	7,255,600	19,125,900
Net increase (decrease) in cash and cash equivalents	3,759,900	(2,646,800)	6,861,300
Cash and cash equivalents at beginning of year	8,841,100	11,487,900	4,626,600
Cash and cash equivalents at end of year	$ 12,601,000	$ 8,841,100	$ 11,487,900

See accompanying notes.

(1) Business and Summary of Significant Accounting Policies

(a) Business of ProxyMed - ProxyMed, Inc. ("ProxyMed" or "the Company") is an electronic healthcare transaction processing services company providing connectivity services and related value-added products to physician offices, payers, medical laboratories, pharmacies and other healthcare providers. ProxyMed's products and services are provided from its operating facilities located in Fort Lauderdale, Florida; New Albany, Indiana; Santa Ana, California; and Atlanta, Georgia.

In March 2000, the Company sold its non-core network integration and prescription drug dispensing businesses. These two businesses are shown as discontinued operations in the consolidated financial statements, and the related notes have been reclassified to segregate the net assets and operating results of these businesses (see Note 3).

In May 2001, the Company acquired substantially all of the assets and the business of MDP Corporation ("MDP") for $10 million (see Note 2). ProxyMed paid $3 million cash at closing and obligated itself with monthly cash interest payments and a $7 million debt payment due in May 2002. The Company paid this note in full in January 2002.

On August 21, 2001, the Company's Board of Directors effected a 1-for-15 reverse stock split of the Company's common stock, par value $.001 per share. All share and per share amounts have been restated to reflect this transaction.

(b) Principles of Consolidation - The consolidated financial statements include the accounts of ProxyMed and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

(c) Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Revenue Recognition - Electronic transaction processing fee revenue is recorded in the period the service is rendered. Certain transaction fee revenue may be subject to revenue sharing or rebates per agreements with resellers, vendors or gateway partners and are recorded as gross revenues. Revenue from sales of software, software licenses, computer hardware and manufactured goods is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is probable. The same criteria are applied to each element of multiple element arrangements after allocating the amounts paid to individual elements based on vendor-specific objective evidence of fair value. Revenue from certain up-front fees is amortized ratably over the expected life of the customer. Revenue from hardware leases, software rentals and maintenance fees is recognized ratably over the applicable period.

(e) Cash and Cash Equivalents - ProxyMed considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash balances in excess of immediate needs are invested in bank certificates of deposit, money market accounts and commercial paper. At times, such amounts may be in excess of FDIC insurance limits. ProxyMed has not experienced any loss to date on these investments.

(f) Inventory - Inventory consisting of component parts, materials, supplies and finished goods (including direct labor and overhead) used to manufacture laboratory communication devices is stated at the lower of cost (first-in, first-out method) or market. Reserves for obsolete, damaged and slow-moving inventory are maintained and are periodically reviewed by management.

(g) Property and Equipment - Property and equipment is stated at cost and includes revenue earning equipment. Depreciation of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gains or losses are reflected in other income for the period; upon sale or retirement of revenue earning equipment, the gross proceeds are included in net revenues and the undepreciated cost of the equipment sold is included in cost of sales. Maintenance and repair of property and equipment are charged to expense as incurred. Renewals and betterments are capitalized and depreciated. Examination for obsolete, damaged and impaired fixed assets are periodically reviewed by management.

(h) Intangible Assets

Goodwill - Goodwill representing the excess of cost over the estimated fair value of net assets acquired was amortized on the straight-line basis over 3 to 15 years until December 31, 2001, at which time the Company adopts SFAS No. 142 (see Note 1(l) below).

Other Intangibles - Other acquired intangible assets, consisting primarily of customer contracts and covenants-not-to-compete, are being amortized on a straight-line basis over their estimated useful lives of 5 to 12 years.

ProxyMed regularly reviews the recoverability of goodwill, other intangible assets and other long-lived assets for indications that the carrying value may be impaired or that the useful lives assigned may be excessive. In performing such review, goodwill associated with acquisition of the intangible assets is included in the analysis of the impairment of such intangible assets. When indications exist that impairment may have occurred, the carrying values are assessed based upon an analysis of estimated future cash flows on an undiscounted basis and before interest charges, or useful lives are changed prospectively.

Purchased Technology and Capitalized Software - ProxyMed has recorded amounts related to various software and technology that it has purchased or capitalized for external sale to its customers or for its own internal systems use. Certain computer software costs for external sale are capitalized and are reported at the lower of unamortized cost or net realizable value. Such costs are capitalized when they are related to a product that has achieved technological feasibility or that has an alternative future use, and cease to be capitalized when the product is available for general release to customers. The costs are amortized on a product-by-product basis using the straight-line method over their estimated useful lives, generally over 3 years, and costs of maintenance and support are charged to expense. Costs for computer software used for ProxyMed's own internal systems are capitalized during the application development stage and are periodically evaluated by ProxyMed for indications that the carrying value may be impaired or that the useful lives assigned may be excessive. Such software is being amortized on a straight-line basis over its estimated useful life of 3 years. Purchased technology and capitalized software and related accumulated amortization are written-off from the accounts when fully amortized.

(i) Research and Development - Software development costs incurred prior to achieving technological feasibility are charged to research and development expense when incurred. Research and development expense of approximately $1,960,700 in 2001, $3,130,000 in 2000, and $2,898,000 in 1999 was recorded in selling, general and administrative expenses.

(j) Income Taxes - Deferred income taxes are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are also established for the future tax benefits of loss and credit carryovers. Valuation allowances are established for deferred tax assets when, based on the weight of available evidence, it is deemed more likely than not that such amounts will not be realized.

(k) Net Loss Per Share - Basic loss per share of common stock is computed by dividing net loss applicable to common shareholders by the weighted average shares of common stock outstanding during the year. Diluted per share results reflect the potential dilution from the exercise or conversion of securities into common stock; however, stock options and warrants totaling 1,018,713 shares, 2,450,130 shares and 302,029 shares for the three years ended December 31, 2001, 2000 and 1999, respectively, as well as common shares issuable on conversion of Series B and Series C preferred stock (231,000 shares, 1,696,500 shares and 110,284 shares if converted on December 31, 2001, 2000 and 1999, respectively) were excluded from the calculation of diluted per share results because their effect was antidilutive.

(l) New Accounting Pronouncements – In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets", and SFAS No. 143 "Accounting for Asset Retirement Obligations".

Effective July 1, 2001, SFAS No. 141, "Business Combinations" eliminates the pooling-of-interest method for business combinations and requires application of the purchase method. Effective for financial statements issued for fiscal years beginning after June 15, 2002, SFAS No. 143 "Accounting for Asset Retirement Obligations" addresses financial accounting requirements for retirement obligations associated with tangible long-lived assets. The adoption of SFAS No. 141 and SFAS No. 143 are not expected to have any material impact on the Company's financial statements.

SFAS No. 142, "Goodwill and Other Intangible Assets", primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets; (2) require that goodwill and indefinite-lived intangibles assets be tested at least annually for impairment; (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill; and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives. The Company will adopt the provisions of SFAS No. 142 in first quarter of 2002 and expects that it will no longer record approximately $808,000 of amortization relating to its existing goodwill each quarter, which would have been recorded through the first quarter of 2004. SFAS No. 142 also requires that goodwill be tested at least annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. The Company will complete that first step of the goodwill impairment test during the first quarter of 2002. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the Company's fiscal year. The Company does not anticipate recording an impairment charge as a result of applying SFAS No. 142 during the first quarter of 2002.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", that replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Effective for financial statements issued for fiscal years beginning after December 15, 2001, SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 is not expected to have any material impact on the Company's financial statements.

(m) Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

(2) Acquisitions of Businesses

(a) MDP Corporation - In May 2001, the Company acquired substantially all of the assets and the business of MDP Corporation, a privately-owned electronic claims clearinghouse and patient statement processor based in Atlanta, Georgia, for $10 million cash. ProxyMed paid $3 million at the closing and executed a $7 million promissory note, payable in May 2002. Interest on this note is payable monthly at 7% simple interest. The assets of MDP collateralized the note. The acquisition was accounted for as a purchase and the purchase price was allocated as follows: working capital ($272,800); property and equipment ($165,000); and other assets ($3,800). The excess of the consideration paid over the estimated fair value of net assets acquired in the amount of $9,558,400 was recorded as goodwill. In January 2002, the Company paid the $7 million promissory note in full.

The following unaudited pro forma summary presents the consolidated results of operations of ProxyMed and MDP as if the acquisition of this business had occurred at the beginning of 2000, including additional pro forma amortization of goodwill of $1,064,400 and $3,196,000 and interest expense of $161,200 and $490,000 for the years ended December 31, 2001 and 2000, respectively. These pro forma results do not necessarily represent results that would have occurred if the acquisition had taken place at those dates, or of results which may occur in the future.

	Year Ended December 31,	
	2001	2000
Revenues	$ 45,484,800	$ 39,777,800
Loss from continuing operations	$ (7,776,500)	$ (30,277,000)
Net loss applicable to common shareholders	$ (20,038,500)	$ (51,643,600)
Basic and diluted net loss per share of common stock	$ (9.27)	$ (39.59)

(b) Specialized Medical Management - In January 1999, ProxyMed acquired the electronic transaction processing business and assets of Specialized Medical Management, Inc., a provider of healthcare financial electronic transaction processing services primarily in the Southwestern United States, for $1,000,000 in cash. Additionally, costs of $174,000 associated with the acquisition were incurred, and 667 shares of unregistered common stock and warrants to purchase 1,333 shares of ProxyMed's common stock at $171.60 (together valued at $181,600 and included in the calculation of goodwill) were issued to an unrelated third-party as a finder's fee for this transaction. The value of the shares was computed based on the fair market value of the common stock, and the value of the warrant was computed using the Black-Scholes method subject to, in both cases, a discount due to restrictions on marketability of the securities for one year from the date of issuance. The acquisition was accounted for as a purchase, and the purchase price was allocated as follows: net working capital ($206,400), property and equipment ($38,500) and other intangible assets ($111,000). The excess of the consideration paid over the estimated fair value of the net assets acquired in the amount of $999,600 was recorded as goodwill.

(3) Discontinued Operations

In March 2000, ProxyMed sold its discontinued network integration and prescription drug dispensing businesses in separate transactions. Proceeds from the sale of the network integration business were $3,398,000 and were paid with 13,928 shares of ProxyMed common stock (valued at $1,776,000, based on the closing market price of the common stock on the date of closing, and recorded as treasury stock) and a note receivable of $1,622,000 due on July 31, 2000. The sale resulted in a gain of $608,400. As of December 31, 2000, all amounts due under this note receivable has been collected.

Proceeds from the sale of the prescription drug dispensing business were $255,000 and were paid with 1,133 shares of ProxyMed common stock (valued at $154,000, based on the closing market price of the common stock on the date of closing, and recorded as treasury stock) and a note receivable of $101,000 payable in monthly installments over two years and bearing interest at 9% per annum. The sale resulted in a loss of $63,100. As of December 31, 2001, $82,700 under this note receivable has been collected.

The following table represents the results of discontinued operations for the years ended December 31, 2000 and 1999:

	2000	1999
Net revenues:		
Network integration	$ 2,371,700	$ 11,106,600
Prescription drug dispensing	574,700	2,200,300
	$ 2,946,400	$ 13,306,900
Net income (loss):		
Network integration	$ (327,700)	$ (1,045,300)
Prescription drug dispensing	23,800	(149,800)
	$ (303,900)	$ (1,195,100)

(4) Restructuring Charge

In May 2000, the Company announced a reorganization plan aimed at reducing costs and reallocating resources. As a result, the Company reduced its workforce by approximately 70 employees, including the resignation of its chief executive officer, president/chief operating officer, chief financial officer, chief marketing officer and other management positions. The Company recorded a charge of $1,330,000 in the year ended December 31, 2000 primarily for separation payments and marketing contracts that were canceled in connection with the implementation of the reorganization plan. As of December 31, 2001, all restructuring charges had been paid. In conjunction with this restructuring, the Company also paid $200,000 to its former president/chief operating officer under the non-compete clause of his employment contract. This payment had been recorded as a prepaid expense and was being amortized over a one-year period through May 2001.

(5) Equity Transactions

(a) Sales of Common Stock – In 1999, ProxyMed sold 16,667 shares of common stock at $180.00 per share in a private placement, resulting in net proceeds of $2,932,300 after costs of $67,700. As part of the sale, ProxyMed issued five-year warrants to the investors for the purchase of an aggregate of 8,000 shares of common stock for $150.00 per share and issued a five-year warrant to the placement agent for the purchase of 2,333 shares of common stock at $199.65 per share.

On December 21, 2001, the Company sold 483,414 shares of common stock at $16.50 per share in a private placement to nine U.S. and Canadian institutional and accredited investors, resulting in net proceeds of $7,247,500 after total costs of $728,800 (including a 7% cash fee and reimbursement of out-of-pocket expenses totaling $602,200 to Commonwealth Associates, L.P. ("Commonwealth") who acted as placement agent in the transaction). Certain executive officers, directors and controlling persons of the Company had agreed to a lock-up on all shares owned or beneficially owned by them until a registration statement covering the shares sold in the private placement was declared effective. On February 14, 2002, a registration statement filed by the Company under Form S-3 covering the above shares was declared effective.

(b) Series B Preferred Stock - In December 1999, ProxyMed sold 15,000 shares of 6% Series B non-voting, non-redeemable convertible preferred stock (the "Series B Preferred") in a private placement to institutional investors resulting in net proceeds of $14,160,000 after costs of $840,000. ProxyMed, in whole or in part during the first year, could call for conversion at 93% of the then current market price of its common stock, or redemption at 107% of the face value plus accrued dividends, with full conversion or redemption (at ProxyMed's election) of all of the preferred stock within two years. ProxyMed was required to convert 30% of the preferred shares by June 23, 2000, and another 30% of the preferred shares by September 23, 2000. After the first year, the preferred shares are convertible at the option of the investors. Dividends are cumulative and are payable quarterly in cash or common stock. As part of this sale, warrants to purchase 53,333 shares of common stock (the "Old Warrants") were issued at an exercise price of $180.75 per share. As a result of a Redemption and Exchange Agreement executed in May 2000, 46,222 of these warrants were repriced (see Note 5(c) below). Additionally, in 2000, we recorded a catch-up beneficial conversion charge of $4,977,800 included as a dividend charge in the loss applicable to common shareholders pursuant to accounting literature allowing for a cumulative adjustment relating to convertible securities.

Through December 31, 2001, 2,000 shares of the Series B Preferred had been converted into an aggregate of 116,895 shares of common stock. As described below, the balance of 13,000 shares were redeemed pursuant to a redemption agreement in May 2000.

During 2000, dividends valued at $223,800 were paid by issuing 2,123 shares of common stock plus cash payments of $3,300. In 2001, cash dividends of $4,900 were paid on the Series B Preferred.

(c) Series B Redemption and Exchange Agreement - Due to the decline in the price of the Company's common stock below $63.15 for a period of ten consecutive trading days in April and May 2000, certain contractual provisions were triggered which would have permitted the holders of the Series B Preferred shares to immediately convert the preferred shares and exercise the Old Warrants into a potentially large number of shares of common stock. As a result, on May 4, 2000, the Company entered into a Redemption and Exchange Agreement (the "Redemption Agreement") with the holders of 13,000 shares of the Series B Preferred (the "Redemption Agreement Holders"). Under the terms of the Redemption Agreement, the Company immediately redeemed 4,000 shares of the Series B Preferred for $4,687,000 (a 16.5% premium) and was required to redeem an additional 2,500 shares of the Series B Preferred on each of June 19, 2000, August 1, 2000, and August 31, 2000, and an additional 1,500 shares of the Series B Preferred on September 29, 2000. So long as the Company remained in compliance with the terms of the Redemption Agreement, the Redemption Agreement Holders were prohibited from converting their shares of Series B Preferred into shares of common stock. As a result of the completion of a private placement financing of convertible securities (see Note 5(e) below), the Company was able to redeem the remaining 9,000 shares of the Series B Preferred in June 2000 for $10,636,000. The total premium of $2,322,900 paid on the redemption of the 13,000 shares of Series B Preferred, in addition to $728,000 of unamortized original issuance costs of the Series B Preferred, was recorded as dividend charges included in the net loss applicable to common stockholders in the year ended December 31, 2000.

Also pursuant to the Redemption Agreement, 46,222 of the Old Warrants (with an exercise price of $180.75 per share) issued to the Redemption Agreement Holders were exchanged for an equal number of warrants (the "Exchanged Warrants") with an exercise price of $22.50 per share. Such holders also received, in the aggregate, 43,333 additional warrants to purchase common stock (the "New Warrants") at an exercise price of $22.50 per share. The total value of the Exchanged Warrants and New Warrants of approximately $1,325,100 was included as dividend charges in the net loss applicable to common stockholders in the year ended December 31, 2000. The Exchanged Warrants expire on December 23, 2002 and the New Warrants expire on May 5, 2003. The exercise price and number of shares of common stock which may be purchased upon exercise of the Exchanged Warrants and the New Warrants are subject to adjustment upon the occurrence of certain dilution events including, without limitation, certain issuances of common stock, stock options or convertible securities issued after November 2000, or certain corporate transactions such as stock splits, mergers or asset sales. As a result, in February 2001, the Exchanged Warrants were converted into 228,366 warrants with an exercise price of $18.89 per share and the Company recorded a deemed dividend charge of $1,968,000 in the quarter ended March 31, 2001. Subject to certain restrictions, the holders of the Exchanged Warrants and the New Warrants agreed not to exercise such warrants for a period of 180 days following the date of the Redemption Agreement. The Company incurred approximately $475,700 in costs for professional fees and other charges related to the negotiation of the Redemption Agreement which were recorded as dividend charges included in the net loss applicable to common stockholders in the year ended December 31, 2000.

Additionally, under the terms of the Redemption Agreement, the Company had agreed to pay the Redemption Agreement Holders the aggregate amount of $4,333,333 if there is a change of control of the Company on or before December 23, 2002.

The Company had not entered into an agreement to redeem the shares of Series B Preferred held by the holder of 2,000 shares of the Series B Preferred (the "Remaining Holder"). Through December 31, 2000, the Remaining Holder had converted 1,890 shares of the Series B Preferred into an aggregate of 108,129 shares of common stock, and the balance of 110 shares of Series B Preferred was converted into 8,766 shares of common stock in October 2001.

In addition, as a result of certain anti-dilution provisions triggered in June 2000, 7,111 Old Warrants issued to the Remaining Holder at an exercise price of $180.75 were converted into 85,689 warrants with an exercise price of $15.00 per share. In December 2001, these warrants were reset into 98,493 warrants at an exercise price of $13.05 per share as a result of a conversion offer to convert the Company's Series C 7% Convertible Preferred Stock (see Note 5(g) below).

(d) Series B Warrant Exchange – In April 2001, the Company entered into an exchange agreement (the "Series B Exchange Agreements") with the Redemption Agreement Holders. Under the Series B Exchange Agreements, the Company canceled and exchanged all outstanding Exchanged Warrants and New Warrants for an aggregate of 218,828 shares of common stock. In accordance with the terms of the Series B Exchange Agreements, the Company registered these shares under Form S-3 effective on June 25, 2001. For this transaction, the Company recorded a deemed dividend charge of $1,854,600 in the quarter ended June 30, 2001. In connection with the cancellation and exchange of these warrants, the holders of the Series B Preferred and the holders of Series C 7% Convertible Preferred Stock agreed to waive certain anti-dilution rights afforded by certain outstanding warrants, the Series B Preferred and the Series C 7% Convertible Preferred Stock.

(e) Convertible Debt and Series C Preferred Stock - In June 2000, the Company sold, in a private placement to institutional and individual investors (the "Financing"), a total of $24,310,000 of 7% Convertible Senior Secured Notes (the "Notes") due January 1, 2001. Together with the Notes, the Company issued five-year warrants for the purchase of an aggregate of 810,333 shares of the Company's common stock at an exercise price of $15.00 per share. The total net proceeds received by the Company from the Financing was approximately $21,383,000. Under different circumstances the Notes were convertible into either common stock at a conversion price of $15.00 per share, or into shares of the Company's Series C 7% Convertible Preferred Stock (the "Series C Preferred") at the rate of one Series C Preferred share for each $100 of principal and accrued interest under the Notes. As described below, all of the Notes have been converted into shares of Series C Preferred. The conversion price of the Series C Preferred, the warrant exercise price, and number of shares of common stock issuable upon exercise of the warrants were subject to adjustment upon the occurrence of certain dilution events including, without limitation, certain issuances of common stock, stock options or convertible securities issued after June 2001, or certain corporate transactions such as stock splits, mergers or asset sales. As the conversion price of the Notes was less than the market price of the Company's common stock on the dates of issuance, the Company recorded a beneficial conversion charge in interest expense of approximately $3,203,000 in the year ended December 31, 2000. The total proceeds were allocated between the debt and the warrants resulting in an accretion charge through interest expense of approximately $260,000 recorded in the year ended December 31, 2000.

The warrants issued to the investors in the Financing provided that they were not exercisable until such time as the Company had obtained shareholder approval of an increase in the number of shares of its authorized common stock which was ultimately approved by the Company's shareholders at its July 7, 2000 annual meeting. However, since the investors agreed to accept a $30.00 per warrant redemption price as protection in case shareholder approval did not occur before January 1, 2001, the value of these "put" warrants was accreted up to their redemption value through July 7, 2000, the date shareholder approval was obtained, at which time the recorded value of $12,084,600 was reclassified from debt to equity. Charges of approximately $740,000 associated with accreting the put warrants up to their redemption value was recorded as interest expense in the year ending December 31, 2000.

As a result of completion of the redemption of the Series B Preferred pursuant to the Redemption Agreement, the Notes, plus accrued interest thereon of $20,000, automatically converted into 243,265 shares of Series C Preferred on June 30, 2000. Shares of Series C Preferred were immediately convertible into common stock at any time by the holder at an initial conversion price of $15.00 per share, subject to adjustment upon the occurrence of certain dilution events including, without limitation, certain issuances of common stock, stock options or convertible securities issued after June 15, 2001, or certain corporate transactions such as stock splits, mergers or asset sales. Shares of Series C Preferred are mandatorily convertible if the Company raised more than $30 million in gross proceeds from the issuance of securities in a private or public placement or if the closing stock price of the Company is trading at $45.00 for 20 consecutive trading days. The Series C Preferred is entitled to receive a 7% annual non-cumulative dividend, payable quarterly in cash or shares of common stock at the Company's option. If paid in stock, the stock is valued at $15.00 per share, subject to adjustment. Additionally, upon the conversion of the Notes to Series C Preferred, the unamortized balance of the beneficial conversion feature of $9,762,700 was taken as a charge included in the net loss applicable to common stockholders in the year ended December 31, 2000.

Commonwealth represented the Company as private placement agent in the Financing for which it received cash fees of $2,431,000 and five-year warrants to purchase 486,200 shares of the Company's common stock at an exercise price of $15.00 per share (valued at $10,876,000). Other costs of the transaction aggregated approximately $547,000.

Costs of $13,854,000 incurred in the Financing were capitalized and were amortized through the original maturity date of the Notes. Of this amount, $268,000 was charged to interest expense. However, due to the conversion of the Notes to Series C Preferred on June 30, 2000, the unamortized financing costs of $13,585,000, and the recorded value of the debt of $12,704,600, were reclassified to equity.

As required, the Company registered under Form S-3 the underlying common shares with the Securities and Exchange Commission on December 14, 2000. The investors in this transaction agreed to a one-year lock-up on the transfer or sale of any shares of common stock received upon conversion of the Series C Preferred shares and exercise of the warrants issued. Additionally, Commonwealth agreed to a 15-month lockup on the sale or transfer of the shares of common stock underlying the warrants issued in connection with this financing and certain officers of the Company had also agreed to a similar lockup on all common stock owned or acquired during the 15-month period. At the discretion of Commonwealth, lockup periods for all parties could have been extended for a period of up to an additional 12 months or may have been be terminated early. Furthermore, as part of the financing, the size of ProxyMed's Board of Directors was required to be increased including the appointment of four new members, two of which were appointed by the investors and the other two by Commonwealth. On July 20, 2000, one existing director resigned and five new directors were appointed to serve with the remaining three directors.

In August 2000, the Company sold 10,000 shares of Series C Preferred for $1 million in a private placement and issued five-year warrants for the purchase of 33,333 shares of the Company's common stock at an exercise price of $15.00 per share to Mr. Hoover, its new chairman/chief executive officer, under terms substantially identical to the Financing. Mr. Hoover's shares were locked-up similarly to those of other officers of the Company, as noted above. As the conversion price of these preferred shares was less than the market price of the Company's common stock on the date of issuance, the Company recorded a beneficial conversion charge of $500,000 in the year ended December 31, 2000.

Through December 12, 2001, 49,466 shares of Series C Preferred had been converted into 329,773 shares of common stock under terms in the Series C Preferred. On December 13, 2001, the Company offered to convert any of the 203,799 outstanding shares of Series C Preferred at a reduced conversion rate (see Note 5(g) below).

Dividends on the Series C Preferred for 2001 and 2000 valued at $1,658,100 and $1,047,100, respectively, were paid with 108,434 shares of common stock (of which 104,254 shares were distributed by December 31, 2001) and 58,754 shares of common stock (of which 29,071 shares were distributed by December 31, 2000), plus cash for fractional shares of $1,900 and $200, respectively. Dividends were paid through the date of conversion for all conversions of Series C Preferred.

(f) Series C Warrant Exchange - In June 2001, the Company offered to exchange into shares of common stock (the "Series C Exchange Offer") (i) 843,667 warrants (the "Investor Warrants") that were issued to holders of the Series C Preferred; (ii) 552,867 warrants (the "Agent's Warrants") that were issued to Commonwealth in connection with the private placement of the Series C Preferred; and (iii) 66,667 warrants (the "Advisory Warrants") that were issued to Commonwealth for certain advisory services that Commonwealth provided to the Company. Under the terms of the Series C Exchange Offer, the Company would issue 0.75 shares of its common stock for each Investor Warrant, 0.75 shares of its common stock for each Agent's Warrant, and 0.625 shares of its common stock for each Advisory Warrant. The Investor Warrants, the Agent's Warrants and the Advisory Warrants are collectively known as the "Series C Warrants".

On August 15, 2001, the Company canceled and exchanged 1,412,033, or 96.5%, of the 1,463,201 Series C Warrants for 1,050,691 shares of common stock. As required in accordance with terms of the original Subscription Agreement dated June 15, 2000, these shares were registered under a Form S-3 on February 14, 2002. In connection with the cancellation and exchange of the Series C Warrants, the exchanged shares were subject to an additional lock-up period through February 15, 2002. Additionally, for this transaction, the Company recorded a deemed dividend charge of $3,201,300 in 2001. As of December 31, 2001, 51,168 of the Series C Warrants remain outstanding.

(g) Series C Preferred Conversion Offer - On December 13, 2001, the Company offered to convert the 203,799 shares of the then outstanding Series C Preferred into shares of common stock at a reduced conversion price (the "Conversion Offer"). For a period of sixty days ending February 11, 2002, the holders of the Series C Preferred shares were able convert such shares at a reduced conversion price of $13.05 per share instead of the conversion price of $15.00. As of December 31, 2001, holders of 83.0% of the outstanding Series C Preferred had converted their shares into 1,296,126 shares of common stock and, as a result, the Company recorded a deemed dividend charge of $3,365,400 included in the net loss applicable to common shareholders in the fourth quarter of 2001. At the conclusion of the Conversion Offer on February 11, 2002, holders of 98.5% of the outstanding Series C Preferred had converted their shares into a total of 1,538,636 common shares. A deemed dividend charge of approximately $612,000 will be recorded in the first quarter of 2002 for conversions consummated after the 2001 year end. As of February 11, 2002, there were 20,000 unconverted shares of Series C Preferred.

In addition, holders of more than two-thirds of the outstanding Series C Preferred had voted to amend the Articles of Designation governing the Series C Preferred and the Subscription Agreement dated as of June 15, 2000. These amendments eliminated certain rights of the Series C Preferred shareholders, including anti-dilution provisions, voting rights and certain restrictive covenants agreed to by the Company, and apply to those Series C Preferred shareholders who decided not to participate in the Conversion Offer.

As noted above, a registration statement filed by the Company under Form S-3 was declared effective on February 14, 2002 covering the resale of the December 2001 private placement shares of the investors, the additional shares that would have been required to be issued to the investors under that private placement if a registration statement was not declared effective by March 20, 2002, and the resale of the additional shares issuable to the holders of the Series C Preferred shares electing to convert at the reduced conversion price pursuant to the Conversion Offer.

As a result of the reduced conversion price in the Conversion Offer, 85,689 warrants with an exercise price of $15.00 per share issued to the Remaining Holder in connection with our Series B Preferred were reset into 98,493 warrants with a new exercise price of $13.05 per share as a result of anti-dilution provisions relating to the Series B Preferred. As a result of this reset, the Company recorded a deemed dividend charge of approximately $207,800 in the fourth quarter of 2001.

(h) Other Warrants – At December 31, 2001, there are 28,949 warrants exercisable at prices ranging from $113.40 to $199.65 at various times through June 2007 issued in connection with prior equity and other business transactions consummated by ProxyMed.

(i) Reverse Stock Split – On August 21, 2001, the Company's Board of Directors effected a 1-for-15 reverse stock split of its common stock whereby each 15 shares of common stock was exchanged for one new share of common stock. As a result of this reverse stock split, the par value of the common stock remained unchanged at $.001 per share and no cash was issued for fractional interests.

(j) Other - ProxyMed has remaining 1,731,735 authorized but unissued shares of preferred stock, par value $.01 per share, which are entitled to rights and preferences to be determined at the discretion of the Board of Directors.

The value of any stock options and warrants issued in connection with the sales of common stock and convertible preferred stock are netted against the proceeds within stockholders' equity, and have no impact on earnings.

(7) Segment Information

ProxyMed operates in two reportable segments which are separately managed: electronic healthcare transaction processing and laboratory communication solutions. Electronic healthcare transaction processing includes transaction and value-added services principally between physicians and insurance companies (Payer Services) and physicians and pharmacies (Prescription Services); and laboratory communication solutions includes the sale, lease and service of communication devices principally to laboratories and the contract manufacturing of printed circuit boards (Laboratory Services). Intersegment sales are not material and there were no foreign sales for any periods presented.

	Year Ending December 31,		
	2001	2000	1999
Net revenues:			
Electronic healthcare transaction processing	$ 16,938,400	$ 10,103,400	$ 10,285,300
Laboratory communication solutions	26,291,900	23,337,700	18,737,800
	$ 43,230,300	$ 33,441,100	$ 29,023,100
Operating income (loss):			
Electronic healthcare transaction processing	$ (6,858,700)	$ (18,949,800)	$ (14,909,900)
Laboratory communication solutions	3,685,900	3,724,200	990,400
Corporate and consolidating	(3,539,300)	(6,904,500)	(6,099,400)
Restructuring charges	-	(1,330,000)	-
	$ (6,712,100)	$ (23,460,100)	$ (20,018,900)
Depreciation and amortization:			
Electronic healthcare transaction processing	$ 7,285,400	$ 12,146,900	$ 11,815,100
Laboratory communication solutions	560,600	722,300	908,400
Corporate and consolidating	330,400	505,700	340,700
	$ 8,176,400	$ 13,374,900	$ 13,064,200
Capital expenditures and capitalized software:			
Electronic healthcare transaction processing	$ 771,600	$ 2,125,800	$ 2,464,200
Laboratory communication solutions	627,600	358,300	448,000
Corporate and consolidating	45,700	93,600	314,100
	$ 1,444,900	$ 2,577,700	$ 3,226,300

	December 31,	
Total assets:	2001	2000
Electronic healthcare transaction processing	$ 14,075,900	$ 9,958,700
Laboratory communication solutions	8,525,100	8,070,800
Corporate and consolidating	13,280,500	9,636,900
	$ 35,881,500	$ 27,666,400

(8) Inventory

Inventory consists of the following at December 31, 2001 and 2000:

	2001	2000
Materials, supplies and component parts	$2,433,400	$1,777,700
Work in process	159,100	203,600
Finished goods	758,600	659,400
	$3,351,100	$2,640,700

(9) Property and Equipment

Property and equipment consists of the following at December 31, 2001 and 2000:

	2001	2000	Estimated useful lives
Furniture, fixtures and equipment	$ 2,052,000	$ 1,665,200	5 to 7 years
Computer hardware and software	3,548,100	3,204,900	3 to 5 years
Service vehicles	250,400	267,400	5 years
Leasehold improvements	759,300	610,700	Life of lease
Revenue earning equipment	772,300	703,300	5 years
	7,382,100	6,451,500	
Less accumulated depreciation	3,550,400	2,546,500	
Property and equipment, net	$ 3,831,700	$ 3,905,000	

Depreciation expense was $1,469,700 in 2001, $1,515,000 in 2000 and $1,146,000 in 1999. Accumulated depreciation for revenue earning equipment at December 31, 2001 and 2000 was $447,000 and $340,900, respectively. In addition, as a result of ProxyMed's periodic review for impairment, ProxyMed wrote off $91,100 and $364,000 of remaining book value in obsolete and damaged fixed assets in 2001 and 2000, respectively.

(10) Intangible Assets

Intangible assets consist of the following at December 31, 2001 and 2000:

	2001	2000
Goodwill	$ 10,259,600	$ 19,391,100
Less accumulated amortization	2,299,200	16,352,500
Goodwill, net	$ 7,960,400	$ 3,038,600
Purchased technology	$ -	$ 11,000,000
Capitalized software	637,400	641,100
Other intangible assets	3,584,400	3,584,400
	4,221,800	15,225,500
Less accumulated amortization	2,146,000	11,283,100
Purchased technology, capitalized software and other intangible assets, net	$ 2,075,800	$ 3,942,400

Amortization of goodwill was $4,636,600 in 2001, $6,299,000 in 2000 and $6,561,000 in 1999. In accordance with SFAS No. 142, the Company will discontinue the amortization of goodwill effective January 1, 2002, and will periodically evaluate for potential impairment (see Note 1(l) above).

Amortization of purchased technology, capitalized software and other intangible assets was $1,986,800 in 2001, $5,194,000 in 2000 and $4,857,000 in 1999. In addition, as a result of ProxyMed's periodic review for impairment, ProxyMed wrote off the remaining carrying value of previously capitalized software costs of $2,486,000 in 2000 and $83,000 in 1999 due to project cancellations and changes in technologies relating to its web development and certain products for resale.

(11) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consists of the following at December 31, 2001 and 2000:

	2001	2000
Accounts payable	$ 2,500,500	$ 1,729,600
Accrued payroll and related costs	1,579,500	1,163,400
Restructuring charges	-	257,000
Other accrued expenses	1,264,600	1,096,400
Total accounts payable and accrued expenses	$ 5,344,600	$ 4,246,400

Other accrued expenses include the current portion of capital leases payable, customer deposits, and estimated property and other taxes. Additionally, at December 31, 2000, other accrued expenses include $200,000 for a software licensing deficiency contingency (See Note 18(g) below).

(12) Debt Obligations

(a) Revolving Line of Credit - In July 1999, ProxyMed entered into an accounts receivable-based revolving line of credit agreement of up to $5,000,000. In June 2000, ProxyMed terminated this line of credit and repaid all outstanding balances.

(b) Acquisition-related Obligation - As a result of its acquisition of Clinical MicroSystems, Inc. in March 1997, ProxyMed was obligated to pay $500,000 and $750,000 in April 1999 and 2000, respectively, to the former owner of Clinical MicroSystems. These obligations were recorded net of interest imputed at the rate of 10.31% per annum and are to be repaid at least 50% in cash, with the remaining balance, if any, paid in shares of unregistered common stock. In April 1999, ProxyMed elected to make its $500,000 payment with $250,000 in cash and 50% in 1,667 shares of common stock. In April 2000, the Company paid the third and final debt payment. The $750,000 payment was paid with $375,000 in cash and 2,247 shares of common stock. The number of shares of common stock issued was based on a price of $166.80 per share (as determined by the purchase agreement). However, at the time of the actual payment, the price of the stock had fallen to $30.00 per share. Therefore, due to this drop in the stock price, the Company reduced the remaining goodwill and other intangible assets related to this acquisition to zero (total of $212,200) and recorded the excess as a reduction of amortization expense ($95,400) in the year ended December 31, 2000.

(13) Income Taxes

The significant components of the deferred tax asset account is as follows at December 31, 2001 and 2000:

	2001	2000
Net operating losses - Federal	$ 20,497,700	$ 19,469,500
Net operating losses - State	2,387,400	2,267,600
Depreciation and amortization	9,387,000	8,043,200
Other - net	3,282,700	3,456,500
Total deferred tax assets	35,554,800	33,236,800
Less valuation allowance	(35,554,800)	(33,236,800)
Net deferred tax assets	$ -	$ -

Based on the weight of available evidence, a valuation allowance has been provided to offset the entire deferred tax asset amount. Net operating loss carryforwards, which amount to $60,287,400 as of December 31, 2001, begin to expire in 2008. Upon completion of the 2000 tax return, certain deferred tax accounts were adjusted to their proper values resulting in a decrease to the previously reported net operating loss carryforwards.

The benefit for income taxes differs from the amount computed by applying the statutory federal income tax rate to the net loss reflected on the Consolidated Statements of Operations in the three years ended December 31, 2001 due to the following:

	2001	2000	1999
Federal income tax benefit at statutory rate	34.0 %	34.0 %	35.0 %
State income tax benefit	3.6	1.6	3.5
Non-deductible items	(3.5)	(5.2)	-
Increase in valuation allowance	(34.1)	(30.4)	(38.5)
	- %	- %	- %

(14) Stock Options

ProxyMed has various stock option plans for employees, directors and outside consultants, under which both incentive stock options and non-qualified options may be issued. Under such plans, options to purchase up to 681,017 shares of common stock may be granted. Options may be granted at prices equal to the fair market value at the date of grant, except that incentive stock options granted to persons owning more than 10% of the outstanding voting power must be granted at 110% of the fair market value at the date of grant. In addition, as of December 31, 2001, options for the purchase of 420,782 shares were granted to newly-hired employees. Stock options issued by ProxyMed generally vest within three years, and expire up to ten years from the date granted. Stock option activity was as follows for the three years ended December 31, 2001:

	Options available for grant	Options outstanding	Weighted average exercise price of options
Balance, December 31, 1998	1,511	104,958	$86.85
Options authorized	91,567	-	-
Options granted	(97,017)	97,017	$172.80
Options exercised	-	(10,324)	$78.30
Options expired/forfeited	14,922	(17,937)	$137.25
Balance, December 31, 1999	10,983	173,714	$130.20
Options authorized	646,979	-	-
Options granted	(667,183)	667,183	$22.20
Options exercised	-	(5,208)	$81.90
Options expired/forfeited	39,473	(87,360)	$127.95
Balance, December 31, 2000	30,252	748,329	$34.50
Options authorized	292,131	-	-
Options granted	(101,236)	101,236	$15.97
Options expired/forfeited	11,320	(19,794)	$74.58
Balance, December 31, 2001	232,467	829,771	$31.22

The following table summarizes information regarding outstanding and exercisable options as of December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
\$12.00 - \$18.00	112,547	8.9	\$14.52	31,584	\$14.60
\$18.01 - \$22.00	147,836	8.6	\$18.69	68,094	\$18.78
\$22.01 - \$23.00	479,371	8.4	\$22.64	176,504	\$22.67
\$23.01 - \$203.40	90,017	2.4	\$118.43	79,575	\$111.43
	829,771			355,757	

The following table summarizes information regarding options exercisable as of December 31:

	2001	2000	1999
Number exercisable	355,757	125,102	80,061
Weighted average exercise price	\$41.06	\$74.55	\$91.05

ProxyMed applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans for options issued to employees. Had compensation cost for such options been recorded based upon the fair value at the grant date consistent with the methodology prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation", ProxyMed's net loss and net loss per share would have been \$(12,678,700) and \$(5.87) for 2001, \$(29,868,700) and \$(22.95) for 2000, and \$(23,331,300) and \$(19.50) for 1999, respectively. The weighted average grant date fair value of options granted (\$12.65 in 2001, \$16.65 in 2000, and \$69.75 in 1999) was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000	1999
Risk-free interest rate	4.75%	6.00%	5.74%
Expected life	9.9 years	10.0 years	7.3 years
Expected volatility	82.8%	80.9%	74.5%
Expected dividend yield	0.0%	0.0%	0.0%

In September 2000, the Company's Board of Directors approved the issuance of options for the six independent directors to purchase 93,333 shares of the Company's common stock at an exercise price as of the approval date of $18.30 per share. Of these options granted, 31,111 were issued under existing stock option plans previously approved by the Company's shareholders and will vest after one year. The remaining 62,222 options were originally granted outside of any approved plan, would vest equally on the second and third anniversary dates of the date of grant at an exercise price of $18.30 per share, and were subject to approval at the Company's next annual meeting of shareholders. At its annual meeting of shareholders held on July 25, 2001, the Company's shareholders approved the 2001 Stock Option Plan including these options. Since the closing market price on the date of the approval was lower than the $18.30 exercise price of these remaining options, no compensatory charge was recorded for these options in 2000 or 2001.

In April 2001, the Company's Board of Directors authorized the issuance of 65,000 options to purchase the Company's common stock to ProxyMed's executive and senior management as part of their compensation plan for the 2001 year. Of these options granted, 19,333 options were issued with an exercise price of $15.15 under available stock option plans, and the balance of 45,667 options were granted under the Company's proposed 2001 Stock Option Plan, subject to approval by the Company's shareholders at its annual meeting on July 25, 2001. In July 2001, the shareholders of the Company approved the 2001 Stock Option Plan pursuant to which options to purchase 333,333 shares of common stock may be issued to employees, officers and directors and, as a result, the 45,667 options were issued with an exercise price of $13.80 per share. These options are for a ten-year term and vest after five years. In addition, these options contain a clause which enables the accelerated vesting of a portion or all of the options if specific, pre-determined individual performance goals are met during the 2001 year and, as a result of these performance goals being met, 4,978 options with an exercise price of $15.15 and 11,757 options with an exercise price of $13.80 were accelerated to vest on December 31, 2001.

Additionally, certain stock options for executive management and directors were amended in 2000 to allow for extensions of exercise periods (typically one to three years) after termination of employment. In January 2002, certain vested stock options for three resigning directors were amended to allow for an extension of the exercise period through December 31, 2003 (see Note 18(c) below). In all cases, the market price of ProxyMed's common stock was below the exercise price of these options at the time of amendment.

Subsequent to December 31, 2001, the Company's Board of Directors agreed to cancel up to 37,767 stock options with exercise prices ranging from $57.45 to $202.50 issued to current officers and employees of the Company with the intent of reissuing the same number of options in the future at the then current market price.

(15) Supplemental Disclosure of Cash Flow Information

	Year Ending December 31, 2001	2000	1999
Cash paid for interest	$ 367,900	$ 184,100	$ 208,500
Common stock issued for payment of preferred stock dividends	$ 1,658,100	$ 1,270,900	$ -
Common stock issued for payment of long-term debt	$ -	$ 375,000	$ 250,000
Acquisition of businesses:			
Contingent common stock issued for prior year acquisition	$ -	$ -	$ 500,000
Acquisition of businesses:			
Common stock issued for businesses acquired	$ -	$ -	$ 181,600
Debt issued for businesses acquired	7,000,000	-	-
Other acquisition costs accrued	30,300	-	174,000
Details of acquisitions:			
Working capital components, other than cash	(303,100)	-	(206,400)
Property and equipment	(165,000)	-	(38,500)
Goodwill	(9,558,400)	-	(999,600)
Purchased technology, capitalized software and other intangibles	-	-	(111,100)
Other assets	(3,800)	-	-
Net cash used in acquisitions	$ (3,000,000)	$ -	$ (1,000,000)
Disposition of businesses:			
Common stock received	$ -	$ (1,929,800)	$ -
Notes and other receivables received	-	(1,723,100)	-
Net gain recognized	-	545,300	
Details of dispositions:			
Working capital components, other than cash	-	1,905,900	-
Property and equipment	-	1,070,900	-
Goodwill	-	109,700	-
Other assets	-	21,100	-
Net cash provided by dispositions	$ -	$ -	$ -

During 2000, the Company acquired $504,700 of equipment through the execution of capital leases.

(16) Concentration of Credit Risk

Substantially all of ProxyMed's accounts receivable are due from physicians and various healthcare institutional suppliers (payers, laboratories and pharmacies). Collateral is not required. Approximately 10% of the 2001 revenues and 11% of the 1999 revenues were from a single, but different, customer for the sale, lease and service of communication devices. There were no sales to any one customer in excess of 10% of consolidated revenues in 2000.

(17) Employee Benefit Plans

Through November 30, 2000, ProxyMed had two 401(k) retirement plans, including one plan that was acquired in its merger with Key Communications, for substantially all employees who met certain minimum lengths of employment and minimum age requirements. As of December 1, 2000, these two plans have been combined. Contributions are made by employees based on up to 15% of their annual compensation. For the plan acquired from Key Communications, ProxyMed made matching contributions of up to 5% of participant's salary or $1,000, whichever was greater, prorated through April 30, 2000. Matching contributions under the combined plan were made in January 2001 and covered eligible wages paid to Key Communications participants from May 1, 2000 through December 31, 2000 and annual eligible wages paid to ProxyMed employees for the full 2000 year. Matching contributions paid to all eligible employees for 2001 were made in February 2002. Matching contributions under the combined plans are based on 1% of eligible wages up to $1,000 and limited by the employee's actual contribution into the plan. No prior matching contributions had been made under the original ProxyMed plan.

Matching contributions under the original Key Communications plan vested after 5 years of employment. Matching contributions under the combined plan vest under a five-year schedule, based on completed full years of service, as follows: 20% after one year; 40% after two years; 60% after three years; 80% after four years; and 100% after five years. For all Key Communications employees still employed after December 1, 2000, all matching contributions were grandfathered in under the five-year vesting schedule. Matching contributions totaling $51,100, $105,000 and $131,000 for the years ended December 31, 2001, 2000 and 1999, respectively, have been expensed. Funding of matching contributions each year are offset by forfeitures from terminated employees.

(18) Commitments, Contingencies and Other

(a) Leases – ProxyMed leases certain equipment used in its contract manufacturing business that have been classified as capital leases and also leases premises, operating and office equipment, and vehicles under operating leases which expire on various dates through 2006. The leases for the premises contain renewal options, and require ProxyMed to pay such costs as property taxes, maintenance and insurance. At December 31, 2001, the present value of the capital leases and the future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year (net of payments to be received under subleases) are as follows:

	Capital Leases	Operating Leases
2002	$ 143,300	$ 1,233,800
2003	147,100	796,000
2004	113,600	505,000
2005	90,700	157,600
Total minimum lease payments	494,700	$ 2,692,400
Less amount representing interest	63,500	
Present value of minimum lease payments	$ 431,200	

Total rent expense for all operating leases amounted to $1,405,400 in 2001, $1,157,000 in 2000, and $1,116,000 in 1999. The current portion of capital leases is included in accounts payable and other accrued expenses and the long-term portion of capital leases is included in other long-term liabilities in the balance sheet at December 31, 2000 and 2001. Accumulated depreciation for assets under capital leases was $236,900 and $108,000 at December 31, 2001 and 2000, respectively.

(b) Related Party Transaction - In April 1997, the Company made loans totaling $350,000 to Mr. Blue, its former chairman of the board and chief executive officer. The funds were advanced pursuant to two demand promissory notes in the principal amounts of $290,000 and $60,000, respectively, each bearing interest at a rate of 7¾% per annum. On June 30, 2000, the Company amended the terms of these notes whereby interest on the notes ceased to accrue subsequent to July 1, 2000 and the loan plus accrued interest, totaling $435,900 at June 30, 2000, would be payable in a balloon payment in December 2001. The loans were collateralized with options to purchase 36,667 shares of common stock granted to Mr. Blue under the Company's stock option plans. As of December 31, 1999 these loans were included in other assets; as of December 31, 2001 and 2000, all amounts owed under these loans have been reclassified to stockholders' equity.

In December 2001, a payment of $250,000 was received from Mr. Blue and applied against the outstanding balance of the loans. The Company agreed to refinance the remaining $185,983 balance and a new promissory note was executed by Mr. Blue. This new note requires monthly interest payments at prime rate plus 1%, established at the beginning of each calendar quarter, and is payable in a balloon payment on or before December 31, 2003. The note is collateralized with options to purchase 36,667 shares of common stock granted to Mr. Blue under the Company's stock option plans along with additional warrants granted to Mr. Blue from various other public companies. In January 2002, Mr. Blue resigned from the Company's Board of Directors and the remaining Board members agreed to extend the exercise period of the stock options of the Company held as collateral for the note in an effort to maximize the potential for repayment.

Additionally, in August 2000, the Company entered into a consulting agreement with Mr. Blue which commenced upon the appointment of a new chief executive officer. Under the terms of this agreement, the chairman would provide consulting services to the Company for a period of one year and would receive consulting fees in an amount equal to his current annual base salary in lieu of any separation payments and other benefits he would have been entitled to receive under his employment agreements. During December 2000, the Company terminated this agreement in consideration for a lump sum payment of $105,000.

(c) Resignation of Directors - In January 2002, three directors of the Company resigned in an effort to reconstitute the size of the Board of Directors from nine members to seven. One vacancy currently remains unfilled. Additionally, the remaining Board members agreed to extend the exercise period of certain vested options held by the three resigning directors through December 31, 2003.

(d) Employment Agreements – During 2000, the Company entered into three-year employment agreements with its new chairman/chief executive officer, new chief operating officer, and chief financial officer with compensation for up to nine months and the vesting of all options granted if terminated under certain conditions. As part of the employment agreement with the Company's new chairman/chief executive officer, 13,333 shares of common stock were issued resulting in a compensation charge of $285,000 recorded in the year ended December 31, 2000. Under separate stock option agreements entered into concurrently with their employment agreements, the new chairman/chief executive officer and chief operating officer received non-qualified options to purchase 333,333 shares of common stock at $22.50 per share and 43,333 shares of common stock at $15.00, respectively. The options vest equally on each of the first, second and third anniversary dates of the respective option agreements.

(e) Financial Advisory Agreement - On May 8, 2000, ProxyMed entered into an advisory agreement with Commonwealth to assist the Company in performing certain financial advisory services including the sale of securities and the possible sale, merger, or other business combination involving the Company. Pursuant to this agreement, the Company paid to Commonwealth a cash fee of $250,000 and issued to Commonwealth a five-year warrant to purchase 66,667 shares of common stock at an exercise price of $22.50 per share (valued at $1,300,000). These costs were amortized over a one-year period through April 2001. This Advisory Warrant was subsequently exchanged into 41,667 shares of common stock pursuant to the Series C Exchange Offer in August 2001 (see Note 5(f) above).

(f) Settlement of Litigation – In September 2000, the Company received an out-of-court settlement for a matter of approximately $667,000, net of legal and other costs. This settlement has been recorded as other income in the accompanying statement of operations in the year ended December 31, 2000.

(g) Contingency –In December 2000, the Company accrued $200,000 for a deficiency in its licensing of software used in its internal computer systems. In March 2001, an additional $175,000 was accrued for this contingency. In October 2001, the Company settled this software licensing contingency for $350,000.

(19) Subsequent Event

On March 26, 2002, the Company agreed to sell 1,569,366 shares of unregistered common stock at $15.93 per share, including a two-year warrant for the purchase of 549,279 shares of common stock also at $15.93 per share, in a private placement to four entities affiliated with General Atlantic Partners, LLC ("GAP"), a private equity investment fund. The transaction, which is expected to close on April 5, 2002, will result in net proceeds to the Company of $25 million.

PROXYMED, INC. AND SUBSIDIARIES

SCHEDULE II - Valuation and Qualifying Accounts

Year ended December 31,	Allowance for Doubtful Accounts				
		Additions			
	Balance at beginning of year	Charged to costs and expenses	Charged to other accounts (1)(2)	Deductions (3)	Balance at end of year
2001	$ 691,300	69,600	83,800	616,500	$ 228,200
2000	$ 662,800	420,400	244,700	636,600	$ 691,300
1999	$ 521,300	553,400	2,200	414,100	$ 662,800

(1) Includes amounts charged to revenue adjustments in 1999, 2000 and 2001
(2) Includes amounts acquired through acquisitions in 1999 and 2001
(3) Primarily write-off of bad debts and revenue adjustments, net of recoveries

DIRECTORS AND OFFICERS

Board of Directors

Michael K. Hoover
Chairman of the Board

Edwin M. Cooperman * †
Principal, T. C. Solutions

Gerald B. Cramer * †
Chairman, Cramer, Rosenthal & McGlynn, LLC

Michael S. Falk
Chairman and CEO, Commonwealth Associates, LP

Thomas E. Hodapp †
Founder, Access Capital Management

Braden R. Kelly °
General Partner, General Atlantic Partners, LLC

Eugene R. Terry *
Chairman, Bloodline, Inc.

* member of the Audit Committee
† member of the Compensation Committee
° appointed by the Board of Directors on April 5, 2002

Executive Officers

Michael K. Hoover
Chief Executive Officer

Nancy J. Ham
President and Chief Operating Officer

Judson E. Schmid
Executive Vice President, Chief Financial Officer and Treasurer

Rafael G. Rodriquez
Vice President, In-House Counsel and Secretary

John Paul Guinan
Executive Vice President, Prescription Services

Lonnie W. Hardin
Senior Vice President, Payer Services

A. Thomas Hardy
Senior Vice President, Laboratory Services, and President, Key Communications Service, Inc.

Timothy J. Tolan
Senior Vice President, Business Development

STOCKHOLDER INFORMATION

Corporate Office
ProxyMed, Inc.
2555 Davie Road, Suite 110
Fort Lauderdale, Florida 33317
(954) 473-1001 (800) 997-7699

Investor Relations and Inquiries
Judson E. Schmid
EVP, Chief Financial Officer and Treasurer
ProxyMed, Inc.
(954) 473-1001, ext. 353 (800) 997-7699, ext. 353

Registrar and Transfer Agent
Registrar and Transfer Co.
10 Commerce Drive
Cranford, New Jersey 07016-3572
(908) 497-2300 (800) 368-5948

Independent Auditors
PricewaterhouseCoopers LLP
Fort Lauderdale, Florida

Form 10-K
Copies of the Company's Annual Report on Form 10-K may be obtained from the Secretary.

Cautionary Note Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements that reflect our current assumptions and expectations regarding future events. While these statements reflect our current judgment, they are subject to risks and uncertainties. Actual results may differ significantly from projected results due to a number of factors, including, but not limited to, the soundness of our business strategies relative to the perceived market opportunities; our ability to identify suitable acquisition candidates; the successful integration of MDP and any other future acquisitions; our ability to successfully develop, market, sell, cross-sell, install and upgrade our clinical and financial transaction services and applications to new and current physicians, payers, medical laboratories and pharmacies; our ability to compete effectively on price and support services; our assessment of the healthcare industry's need, desire and ability to become technology efficient; and our ability and that of our business associates to comply with various government rules regarding healthcare information and patient privacy. These and other risk factors are more fully discussed in our filings with the Securities and Exchange Commission, which we strongly urge you to read. We expressly disclaim any intent or obligation to update any forward-looking statements. When used in this document, the words "believes", "estimated", "expects", "anticipates", "may" and similar expressions are intended to identify forward-looking statements.

ProxyMed®
Where Healthcare Connects™

(Nasdaq:PILL)

2555 Davie Road, Suite 110
Ft. Lauderdale, FL 33317
(954)473-1001
www.proxymed.com